UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

CCU - Management’s Report on Internal Controls over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal controls over financial reporting and has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012 based on the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, our management has concluded that, as of December 31, 2012, our internal control over financial reporting is effective.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which appears herein.

There has been no change in our internal control over financial reporting during 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

By:	/s/ Patricio Jottar
Chief Executive Officer

/s/ Ricardo Reyes
Chief Financial Officer

Dated:  February 1, 2013

Distribution:

Investor Relation Manager

PricewaterhouseCoopers

Chief Financial Officer

Legal Affairs Manager

COMPAÑÍA CERVECERÍAS UNIDAS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(Figures expressed in thousands of Chilean pesos)

As of and for the year ended December 31, 2012

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Shareholders of Compañía Cervecerías Unidas S.A.

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, consolidated statement of comprehensive income, statement of changes in equity and consolidated statement of cash flows present fairly, in all material respects, the financial position of Compañía Cervecerías Unidas S.A. and its subsidiaries at December 31, 2012 and 2011 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

INDEX

INDEX		4
CONSOLIDATED STATEMENT OF FINANCIAL POSITION		6
CONSOLIDATED STATEMENT OF INCOME		8
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME		9
STATEMENT OF CHANGES IN EQUITY		10
CONSOLIDATED STATEMENT OF CASH FLOW		11
NOTE 1 GENERAL INFORMATION		12
NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES		17

2.1	Basis of preparation	17
2.2	Basis of consolidation	18
2.3	Financial information as per operating segments	19
2.4	Foreign currency and unidad de fomento (Adjustable unit)	19
2.5	Cash and cash equivalents	20
2.6	Financial instruments	21
2.7	Financial asset impairment	22
2.8	Inventories	23
2.9	Other non-financial assets	23
2.10	Property, plant and equipment	23
2.11	Leases	24
2.12	Investment property	24
2.13	Biological assets	24
2.14	Intangible assets other than goodwill	25
2.15	Goodwill	25
2.16	Impairment of non-current assets other than goodwill	25
2.17	Assets of a disposal group held for sale	26
2.18	Income tax and deferred taxes	26
2.19	Employees benefits	26
2.20	Provisions	27
2.21	Revenue recognition	27
2.22	Commercial agreements with distributors and supermarket chains	28
2.23	Cost of sales of products	28
2.24	Other expenses by function	28
2.25	Distribution expenses	28
2.26	Administration expenses	28
2.27	Environment liabilities	28
2.28	Adjustments to prior year financial statements	28

NOTE 3 ESTIMATES AND APPLICATION OF PROFESSIONAL JUDGMENT		32
NOTE 4 ACCOUNTING CHANGES		32
NOTE 5 RISK ADMINISTRATION		33
NOTE 6 FINANCIAL INSTRUMENTS		39
NOTE 7 FINANCIAL INFORMATION AS PER OPERATING SEGMENTS		45
NOTE 8 BUSINESS COMBINATIONS		51
NOTE 9 NET SALES		52
NOTE 10 NATURE OF COSTS AND EXPENSES		52
NOTE 11 FINANCIAL RESULTS		53

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS	Notes	As of December 31, 2012	As of December 31, 2011
		ThCh$	ThCh$
Current assets
Cash and cash equivalent	14	102,337,275	178,065,758
Other financial assets	6	1,380,474	3,943,959
Other non-financial assets	18	16,376,293	10,098,360
Accounts receivable-trade and other receivables	15	204,570,870	193,065,252
Accounts receivable from related companies	16	9,611,990	9,895,877
Inventories	17	141,910,972	128,535,184
Taxes receivables	26	19,287,830	17,277,288
Total current assets different from assets of disposal group held for sale		495,475,704	540,881,678
Assets of disposal group held for sale	24	412,332	509,675
Total assets of disposal group held for sale		412,332	509,675
Total current assets		495,888,036	541,391,353

Non-current assets
Other financial assets	6	65,541	194,669
Other non-financial assets	18	23,239,482	2,996,836
Accounts receivable from related companies	16	414,115	418,922
Investment accounted by equity method	19	17,326,391	17,518,920
Intangible assets other than goodwill	20	58,669,967	60,001,652
Goodwill	21	70,055,369	73,816,817
Property, plant and equipment (net)	22	612,328,661	556,949,110
Biological assets	25	18,105,213	18,320,548
Investment property	23	6,560,046	7,720,575
Deferred tax assets	26	23,794,919	19,035,108
Total non-current assets		830,559,704	756,973,157
Total Assets		1,326,447,740	1,298,364,510

Compañía Cervecerías Unidas S.A. Consolidated Statement of Financial Position (Liabilities and Equity) (Figures expressed in thousands of Chlilean Pesos)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY	Notes	As of December 31, 2012	As of December 31, 2011
LIABILITIES		ThCh$	ThCh$
Current liabilities
Other financial liabilities	27	54,874,267	88,013,769
Accounts payable-trade and other payables	28	165,392,448	166,203,620
Accounts payable- to related companies	16	8,013,545	7,985,452
Other short-term provisions	29	401,849	1,169,126
Tax liabilities	26	7,096,722	16,810,273
Employee benefits provisons	31	15,901,531	13,906,409
Other non-financial liabilities	30	62,849,254	68,463,924
Total current liabilities		314,529,616	362,552,573
Non-current liabilities
Other financial liabilities	27	209,122,735	170,955,440
Others accounts payable	28	724,930	-
Accounts payable to related companies	16	2,391,810	2,484,790
Other long-term provisions	29	1,493,280	1,915,313
Deferred tax liabilities	26	74,495,941	60,147,021
Employee benefits provisions	31	13,171,142	15,523,711
Total non-current liabilities		301,399,838	251,026,275
Total liabilities		615,929,454	613,578,848

EQUITY
Equity attributable to equity holders of the parent	33
Paid-in capital		231,019,592	231,019,592
Other reserves		(48,146,228)	(35,173,607)
Retained earnings		430,346,315	373,129,952
Subtotal equity attributable to equity holders of the parent		613,219,679	568,975,937
Non-controlling interests	32	97,298,607	115,809,725
Total Shareholders' Equity		710,518,286	684,785,662
Total Liabilities and Shareholders' Equity		1,326,447,740	1,298,364,510

Compañía Cervecerías Unidas S.A. Consolidated Statement of Financial Position (Liabilities and Equity) (Figures expressed in thousands of Chlilean Pesos)

CONSOLIDATED STATEMENT OF INCOME

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31,
		2012	2011	2010
		ThCh$	ThCh$	ThCh$
Net sales	9	1,075,689,894	969,550,671	838,258,327
Cost of sales	10	(493,087,247)	(447,861,535)	(381,544,760)
Gross margin		582,602,647	521,689,136	456,713,567
Other income by function	12	5,584,572	21,312,287	2,432,003
Distribution costs	10	(186,588,731)	(150,071,122)	(129,079,325)
Administrative expenses	10	(85,387,566)	(77,097,849)	(64,048,036)
Other expenses by function	10	(135,022,711)	(123,014,899)	(108,918,571)
Other gains (losses)	13	(4,478,021)	3,010,058	6,136,250
Gains (losses) from operational activities		176,710,190	195,827,611	163,235,888
Financial income	11	7,692,672	7,086,555	2,383,007
Financial costs	11	(17,054,879)	(14,410,911)	(10,668,587)
Equity and income from joint ventures	19	(177,107)	(698,253)	(683,652)
Foreign currency exchange differences	11	(1,002,839)	(1,078,604)	(1,400,700)
Result as per adjustment units	11	(5,057,807)	(6,728,451)	(5,075,841)
Income before taxes		161,110,230	179,997,947	147,790,115
Income taxes	26	(37,133,330)	(45,195,746)	(27,853,445)
Income from contining activities		123,976,900	134,802,201	119,936,670

Net income attributable to:
Equity holders of the parent		114,432,733	122,751,594	110,699,515
Non-controlling interests	32	9,544,167	12,050,607	9,237,155
Net income of year		123,976,900	134,802,201	119,936,670
Net income per share (Chilean pesos) from:
Continuing operations		359.28	385.40	347.56
Discontinued operations		-	-	-
Diluted earnings per share (Chilean pesos) from:
Continuing operations		359.28	385.40	347.56
Discontinued operations		-	-	-

Compañía Cervecerías Unidas S.A. Consolidated Statement of Comprehensive Income (Figures expressed in thousands of Chlilean Pesos)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Notes	For the years ended December 31,
		2012	2011	2010
		ThCh$	ThCh$	ThCh$
Net Income		123,976,900	134,802,201	119,936,670
Other income and expenses charged or credited againts equity
Cash flow hedges	33	(826,120)	(239,524)	(429,445)
Exchange differences of foreign subsidiaries	33	(21,230,019)	2,372,063	(11,900,089)
Income tax related to other income components and expense charged or credited against equity	33	189,525	42,580	79,447
Total other comprehensive income and expense		(21,866,614)	2,175,119	(12,250,087)
Comprehensive income		102,110,286	136,977,320	107,686,583
Comprehensive income originated by:
Equity holders of the parent (1)		94,212,054	124,757,085	99,349,765
Non-controlling interests		7,898,232	12,220,235	8,336,818
Comprehensive income		102,110,286	136,977,320	107,686,583
(1) Corresponds to the income (loss) for the year where no income or expenses have been recorded directly against shareholders´s equity.

Compañía Cervecerías Unidas S.A. Consolidated Statement of Changes in Equity (Figures expressed in thousands of Chlilean Pesos)

STATEMENT OF CHANGES IN EQUITY

STATEMENT OF CHANGES IN EQUITY	Paid-in Capital		Other Reserves			Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interest	Total Shareholder's Equity
	Common Stock	Shares premium	Currency translation difference	Hedge reserves	Other reserves
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balance as of January 1, 2010	215,540,419	15,479,173	(16,172,158)	962,144	(9,984,431)	256,404,398	462,229,545	110,976,972	573,206,517
Changes
Interim dividends (1)	-	-	-	-	-	(18,473,167)	(18,473,167)	-	(18,473,167)
Interim dividends according to policy (2)	-	-	-	-	-	(36,876,591)	(36,876,591)	-	(36,876,591)
Other increases (decreases) in Equity	-	-	-	-	(575,033)	-	(575,033)	(9,894,722)	(10,469,755)
Comprehensive income and expense	-	-	(10,999,752)	(349,998)	-	110,699,515	99,349,765	8,336,818	107,686,583
Total changes in equity	-	-	(10,999,752)	(349,998)	(575,033)	55,349,757	43,424,974	(1,557,904)	41,867,070
AS OF DECEMBER 31, 2010	215,540,419	15,479,173	(27,171,910)	612,146	(10,559,464)	311,754,155	505,654,519	109,419,068	615,073,587
Balance as of January 1, 2011	215,540,419	15,479,173	(27,171,910)	612,146	(10,559,464)	311,754,155	505,654,519	109,419,068	615,073,587
Changes
Interim dividends (1)	-	-	-	-	-	(19,428,675)	(19,428,675)	-	(19,428,675)
Interim dividends according to policy (2)	-	-	-	-	-	(41,947,122)	(41,947,122)	-	(41,947,122)
Effect of business combination	-	-	-	-	-	-	-	4,382,116	4,382,116
Other increases (decreases) in Equity	-	-	-	-	(59,870)	-	(59,870)	(10,211,694)	(10,271,564)
Comprehensive income and expense	-	-	2,133,205	(127,714)	-	122,751,594	124,757,085	12,220,235	136,977,320
Total changes in equity	-	-	2,133,205	(127,714)	(59,870)	61,375,797	63,321,418	6,390,657	69,712,075
AS OF DECEMBER 31, 2011	215,540,419	15,479,173	(25,038,705)	484,432	(10,619,334)	373,129,952	568,975,937	115,809,725	684,785,662
Balance as of January 1, 2012	215,540,419	15,479,173	(25,038,705)	484,432	(10,619,334)	373,129,952	568,975,937	115,809,725	684,785,662
Changes
Interim dividends (1)	-	-	-	-	-	(20,065,681)	(20,065,681)	-	(20,065,681)
Interim dividends according policy(2)	-	-	-	-	-	(37,150,689)	(37,150,689)	-	(37,150,689)
Increase (Decrease) through changes in ownership interests in subsidiaries that do not result in loss of control (3)	-	-	-	-	7,248,058	-	7,248,058	(19,706,470)	(12,458,412)
Other increases (decreases) in Equity	-	-	-	-	-	-	-	(6,702,880)	(6,702,880)
Comprehensive income and expense	-	-	(19,637,257)	(583,422)	-	114,432,733	94,212,054	7,898,232	102,110,286
Total changes in equity	-	-	(19,637,257)	(583,422)	7,248,058	57,216,363	44,243,742	(18,511,118)	25,732,624
AS OF DECEMBER 31, 2012	215,540,419	15,479,173	(44,675,962)	(98,990)	(3,371,276)	430,346,315	613,219,679	97,298,607	710,518,286

(1) Related to declared dividends at December 31 of each year and paid during January of the following year, as agreed by the Board of Directors.
(2) Related to CCU's policy to distribute a minimun dividend of at least 50% of the income (Note 33).

(3) In 2012, the Company acquired additional interests in Viña San Pedro Tarapaca S.A. with a carrying value of ThCh$ 19,769,957 for ThCh$ 12,521,899 resulting in an increase to other reserves of ThCh$ 7,248,048 (Note 1 (4)).

Compañía Cervecerías Unidas S.A. Consolidated Statement of Cash Flow (Figures expressed in thousands of Chlilean Pesos)

CONSOLIDATED STATEMENT OF CASH FLOW

CONSOLIDATED STATEMENT OF CASH FLOW	Note	For the years ended December 31,
		2012	2011	2010
		ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operational activities
Collection classes:
Proceeds from goods sold and services rendered		1,269,625,648	1,099,010,317	1,112,415,825
Other proceeds from operating activities		16,627,977	20,524,955	21,054,319
Types of payments:
Payments of operating activities		(804,986,368)	(671,823,189)	(743,944,406)
Payments of salaries		(126,605,495)	(104,241,713)	(88,440,973)
Other payments for operating activities		(174,403,470)	(147,127,916)	(130,999,012)
Dividends received		37,834	31,028	40,906
Interest paid		(15,257,385)	(12,022,016)	(9,214,835)
Interest received		8,318,557	6,748,317	1,056,066
Income tax reimbursed (paid)		(32,838,120)	(32,307,744)	(19,717,919)
Other cash movements	14	(1,647,431)	8,936,842	18,165,033
Net cash flows from (used in) operational activities		138,844,747	167,728,881	160,415,004

Cash flows from (used in) investing activities
Cash flows used for control of subsidiaries or other businesses	14	(19,521,964)	(3,257,272)	(10,646,456)
Cash flow used in the acquisition of associates	1	-	(2,456,489)	-
Proceeds from sale of property, plant and equipment		3,194,691	931,714	11,162,012
Acquisition of property, plant and equipment		(115,767,787)	(77,846,927)	(64,396,164)
Acquisition of Intangibles		(1,986,089)	-	-
Others cash movements	14	(259,227)	6,389,344	(1,467,752)
Net cash flows from (used in) investing activities		(134,340,376)	(76,239,630)	(65,348,360)

Cash flows from (used in) financing activities
Payments for changes in ownership interests in subsidiaries	14	(12,521,899)	-	-
Proceeds from long-term loans		37,606,666	6,680,256	-
Proceeds from short-term loans		28,550,700	17,963,056	8,570,740
Total amount from loans		66,157,366	24,643,312	8,570,740
Loan from related entities		-	2,722,942	-
Loan payments		(62,424,910)	(6,024,782)	(7,038,439)
Payments of finance lease liabilities		(1,572,959)	(1,520,235)	(1,476,189)
Repayments of loan to related entities		(142,569)	(7,169,295)	(3,341,762)
Dividends paid		(66,117,348)	(62,793,418)	(73,477,408)
Others cash movements	14	(3,544,966)	(15,096,775)	(3,707,315)
Net cash flows from (used in) financing activities		(80,167,285)	(65,238,251)	(80,470,373)

Net Increase (Decrease) in cash and cash equivalents, before the effect of changes in exchange rate		(75,662,914)	26,251,000	14,596,270
Effects of changes in exchange rates on cash and cash equivalents		(65,569)	157,506	(292,687)

Cash and cash equivalents, initial balance		178,065,758	151,657,252	137,353,669
Cash and cash equivalents, final balance	14	102,337,275	178,065,758	151,657,252

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 1 General Information

Compañía Cervecerías Unidas S.A. (CCU, or the Company or the Parent Company) was incorporated in Chile as an open stock company, and it is registered in the Securities Record of the Superintendencia de Valores y Seguros de Chile (Local Superintendence of Equity Securities, SVS) under Nº 0007, consequently, the Company is subject to Regulation by the SVS. The Company’s shares are quoted in Chile on the Santiago Stock Exchange, Electronic Stock Exchange and Valparaíso Stock Exchange. The Company is also registered with the United States of America Securities and Exchange Commission (SEC) and it quotes its American Depositary Shares (ADS) on the New York Stock Exchange (NYSE). There was an amendment to the Deposit Agreement dated December 3, 2012, between the Company, JP Morgan Chase Bank, NA and all holders of ADRs. According to this Amendment, there was an ADS ratio change from 1 ADS to 5 common shares to a new ratio of 1 ADS to 2 common shares. There was no change to CCU's underlying ordinary shares. This action was effective on December 20, 2012; the date against which shareholders' ownership was measured for the action was December 14, 2012. Existing ADRs continued to be valid with the amended number of shares and were not exchanged for new ADRs.

Through its subsidiaries, CCU produces, bottles, sells and distributes beverages. It is a multi-category company that participates in businesses such as beer, wine, spirits, cider and non-alcoholic beverages, such as soft drinks, juices and waters. In the beer business it participates in the Chilean and Argentine markets, as well as in the wine business, where it exports to over 86 countries. Argentina is also involved in the business of cider and in Uruguay in the waters and soft drinks business. In the rest of the businesses the Company participates only in the Chilean market. Additionally, through the joint business Foods Compañía de Alimentos CCU S.A. (Foods) it participates in the ready-to-eat market. CCU, either directly or through its subsidiaries, sells goods or provides services to other business units such as plastic bottles and caps, shared services management, logistics, distribution of finished products and marketing services.

The Company is the largest producer, bottler and distributor of beer in Chile. CCU’s beer production and distribution includes a wide range of brands in the super premium, premium, mainstream as well as popular-priced segments, which are marketed under seven proprietary brands (or brand extensions) principally Cristal, Escudo and Royal Guard. The primary brand distributed and/or produced under license is Heineken. Beer manufacturing in Chile is carried out at our Santiago, Temuco and Valdivia plants.

The Company is the second largest beer producer in the Argentine market, with three production facilities in the cities of Salta, Santa Fé and Luján. In Argentina the Company produces and/or distributes Heineken and Budweiser beer under license, as well as proprietary brands, such as Salta, Santa Fé, Schneider, Imperial and Palermo, among others. The Company also imports and distributes, among others, beers Negra Modelo, Corona, Guinness and Paulaner. In addition, in November 2012, the Company, through the subsidiary CICSA in Argentina, entered the business of distribution of Heineken beer in Paraguay.

The Company is also a wine producer in Chile, through its subsidiary Viña San Pedro Tarapacá S.A. (“VSPT”), the second largest wine exporter in Chile, and the third largest winery in the domestic market. VSPT produces and markets ultra-premium, reserve, varietal and popular-priced wines under the brand families Viña San Pedro, Viña Tarapacá, Viña Santa Helena, Viña Misiones de Rengo, Viña Mar, Casa Rivas, Viña Altaïr, Viña Leyda, Tamarí and Finca La Celia, the two latter of Argentine origin.

The Company, through its subsidiary Embotelladora Chilenas Unidas S.A. (“ECUSA”) is one of the largest non-alcoholic beverage producers in Chile, including soft drinks, mineral and purified water, juices, teas and sports and energy drinks. It is bottler and distributor in Chile of its proprietary brands and of brands produced under license. The proprietary brands include soft drinks Bilz and Pap; water Cachantún and Porvenir, which are operated by our subsidiary Aguas CCU-Nestlé Chile S.A. and Manantial operated by our subsidiary Manantial S.A. License agreements include PepsiCo (Pepsi, Seven Up, Lipton Tea and Gatorade), Schweppes Holding Limited (Orange Crush and Canada Dry), Nestlé S.A. (Nestlé Pure Life and Perrier) and Promarca (Watts). The Company’s soft drink, purified water, juice and nectar products are produced at our facilities located in Santiago and Antofagasta; its mineral waters are bottled at our plants in the central region of the country in Coinco and Casablanca.

The Company, through its subsidiary Compañía Pisquera de Chile S.A. (“CPCh”), is one of the largest pisco producers in Chile, and also participates in the rum and ready-to-drink cocktail businesses. Company-owned brands include Control C, Mistral and Campanario in pisco and Sierra Morena in rum.  CPCh also sells and distributes Bauzá and Pernod Ricard’s products including the brands Pisco Bauzá and Havana Club, Chivas Regal and Absolut Vodka, respectively.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

The detail of the described licenses appears below:

Main brands under license
Licenses	Validity Date
Watt's rigid packaging, except carton	Indefinite
Pisco Bauzá	Indefinite
Budweiser for Argentina and Uruguay	December 2025
Heineken for Chile and Argentina (1)	10 years renewable
Heineken for Paraguay (2)	November 2022
Pepsi, Seven Up and Té Lipton	March 2020
Crush, Canada Dry (Ginger Ale, Agua Tónica and Limón Soda)	December 2018
Budweiser for Chile	December 2015
Austral	September 2015
Gatorade (3)	March 2015
Negra Modelo and Corona for Argentina	December 2014
Nestlé Pure Life (4)	December 2017

(1) License for 10 years, renewable every year, for a period of 10 years automatically, under identical conditions (Rolling Contract), unless notice of non-renewal.
(2) License 10 years, renewable automatically, under identical conditions, for a period of 5 years, unless notice of non-renewal.
(3) Renewable License for 2 or 3 year period, subject to compliance with contractual conditions.
(4) Renewable License for periods of five years, subject to compliance with contractual conditions.

The Company’s address and main office is located in Santiago, Chile, at Avenida Vitacura Nº 2670, Las Condes district and its tax identification number (Rut) is 90,413,000-1.

As of December 31, 2012 the Company had a total 6,480 employees according to the following detail:

	Number of employees
	Parent Company	Consolidated
Main Executives	78	258
Professionals and Techniciens	287	1,694
Workers	54	4,528
Total	419	6,480

Compañía Cervecerías Unidas S.A. is under the control of Inversiones y Rentas S.A. (IRSA), which is the direct and indirect owner of 66.1% of the Company’ outstanding shares. IRSA is currently a joint venture between Quiñenco S.A. and Heineken Chile Limitada, a company controlled by Heineken Americas B.V, each with a 50% equity participation.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

The consolidated financial statements include the following direct and indirect significant subsidiaries where the percentage of participation represents the economic interests at the consolidated level:

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage direct and indirect
				As of December 31, 2012			As of December 31, 2011
				Direct	Indirect	Total	Total
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean peso	99.7500	0.2499	99.9999	99.9999
Embotelladoras Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean peso	96.8291	3.1124	99.9415	99.9415
Cía. Cervecerías Unidas Argentina S.A.(1)	0-E	Argentina	Argentinean peso	-	99.9907	99.9907	99.9907
Viña San Pedro Tarapacá S.A. (2)	91,041,000-8	Chile	Chilean peso	-	60.4321	60.4321	49.9917
Compañía Pisquera de Chile S.A. (3)	99,586,280-8	Chile	Chilean peso	46.0000	34.0000	80.0000	80.0000
Transportes CCU Limitada	79,862,750-3	Chile	Chilean peso	98.0000	2.0000	100.0000	100.0000
CCU Investments Limited	0-E	Islas Cayman	Chilean peso	99.9999	0.0001	100.0000	100.0000
Inversiones INVEX DOS CCU Limitada	76,126,311-0	Chile	Chilean peso	99.0000	0.9997	99.9997	-
CRECCU S.A.	76,041,227-9	Chile	Chilean peso	99.9602	0.0398	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean peso	90.9100	9.0866	99.9966	99.9966
Southern Breweries Establishment	0-E	Vaduz-Liechtenstein	Chilean peso	50.0000	49.9950	99.9950	99.9950
Comercial CCU S.A.	99,554,560-8	Chile	Chilean peso	50.0000	49.9862	99.9862	99.9862
CCU Inversiones S.A. (4)	76,593,550-4	Chile	Chilean peso	98.8396	1.1328	99.9724	99.9724
Millahue S.A.	91,022,000-4	Chile	Chilean peso	99.9621	-	99.9621	99.9621
Aguas CCU-Nestlé Chile S.A. (5)	76,003,431-2	Chile	Chilean peso	-	50.0707	50.0707	50.0707
Compañía Cervecera Kunstmann S.A.	96,981,310-6	Chile	Chilean peso	50.0007	-	50.0007	50.0007

In addition to the table presented above, below are the percentages of participation with voting rights, in each of the subsidiaries as of December 31, 2012 and 2011, respectively. Each shareholder has one vote per share which he owns or represents. The percentage of participation with voting rights represents the sum of the direct participation and indirect participation via subsidiary.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage with voting rights
				As of December 31, 2012	As of December 31, 2011
				%	%
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean peso	100.0000	100.0000
Embotelladoras Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean peso	99.9426	99.9426
Cía. Cervecerías Unidas Argentina S.A.(1)	0-E	Argentina	Argentinean peso	100.0000	100.0000
Viña San Pedro Tarapacá S.A. (2)	91,041,000-8	Chile	Chilean peso	60.4488	50.0058
Compañía Pisquera de Chile S.A. (3)	99,586,280-8	Chile	Chilean peso	80.0000	80.0000
Transportes CCU Limitada	79,862,750-3	Chile	Chilean peso	100.0000	100.0000
CCU Investments Limited	0-E	Islas Cayman	Chilean peso	100.0000	100.0000
Inversiones INVEX DOS CCU Limitada	76,126,311-0	Chile	Chilean peso	100.0000	-
CRECCU S.A.	76,041,227-9	Chile	Chilean peso	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean peso	100.0000	100.0000
Southern Breweries Establishment	0-E	Vaduz-Liechtenstein	Chilean peso	100.0000	100.0000
Comercial CCU S.A.	99,554,560-8	Chile	Chilean peso	100.0000	100.0000
CCU Inversiones S.A. (4)	76,593,550-4	Chile	Chilean peso	99.9729	99.9729
Millahue S.A.	91,022,000-4	Chile	Chilean peso	99.9621	99.9621
Aguas CCU-Nestlé Chile S.A. (5)	76,003,431-2	Chile	Chilean peso	50.1000	50.1000
Compañía Cervecera Kunstmann S.A.	96,981,310-6	Chile	Chilean peso	50.0007	50.0007

As explained in Note 18, the Company acquired 100% of shares of Marzurel S.A., Milotur S.A. and Coralina S.A., which are Uruguayan companies and develop the mineral waters and soft drinks business in that country.

As explained in Note 4, during 2012, the Company has adopted the early application of International Financial Reporting Standards (IFRS) Nº 11 Joint Arrangements, for which the investments held in joint arrangements in Promarca S.A. and Compañía Pisquera Bauzá S.A., with a participation of 50% and 49%, respectively, changed from the equity method accounting to accounting for assets and liabilities in respect of its interest in a joint operation. At the beginning of the earliest year presented (i.e, January 1, 2010), the Company derecognized the investment that was previously accounted for using the equity method and any other items that formed part of the entity’s net investment in the arrangement and recognized its share of each of the assets and the liabilities in respect of its interest in the joint operation. (See note 2.28b)

Below we briefly describe the companies that qualify as joint operations:

(a)    Promarca S.A.

Promarca S.A. is a closed stock company with its main activity being the acquisition, development and administration of trademarks and their corresponding licenses to their operators.

As per an agreement between New Ecusa S.A. (as a subsidiary of the Company) and Watt's S.A. dated December 22, 2006, a clause was agreed establishing that if the products manufactured with the trademarks acquired increase their percentage of income during a three year term, New Ecusa S.A. shall pay an additional price for the rights of the acquired trademarks. Having been verified the above condition, at December 31, 2009 payment was made in January 2010 for an amount of ThCh$ 1,513,922.

At December 31, 2012, Promarca S.A. recorded a profit of ThCh$ 3,976,944 (ThCh$ 3,535,127 in 2011 and ThCh$ 3,299,547 in 2010), which in accordance with the Company´s policies is 100% distributable.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

(b)     Compañía Pisquera Bauzá S.A.

On December 2, 2011, the subsidiary Compañía Pisquera de Chile S.A. (CPCh) signed a license agreement for the commercialization and distribution of the pisco brand Bauzá in Chile. In addition, this transaction included the acquisition by CPCh of 49% of Compañía Pisquera Bauzá S.A. (CPB), owner of the brand Bauzá in Chile. The family Bauzá owns 51% of that company and all of its productive assets, thereby continuing the link to the production of pisco Bauzá maintaining its quality, origin and premium character. The total cost of this transaction as of December 31, 2011, was ThCh$ 4,721,741 and the total disbursement was ThCh$ 2,456,489.

At December 31, 2012, CPB recorded a profit of ThCh$ 85,140, which in accordance with the Company´s policies is 100% distributable.

The companies mentioned above meet the conditions stipulated in IFRS 11 to be considered "joint operations", as the primary assets in both entities are trademarks, the contractual arrangements establishes that the  parties to the joint arrangement share all interests in the assets relating to the arrangement in a specified proportion and their income is 100% royalty charged to the joint operators from the sale of products using these trademarks.

The main movements in the ownership of the subsidiaries included in these financial statements are as follows:

(1) Compañía Cervecerías Unidas Argentina S.A. (CCU Argentina)

As explained in Note 8, on December 27, 2010, the subsidiary Compañía Industrial Cervecera S.A. (CICSA), entered in the cider business by acquiring control of the companies Doña Aída S.A. and Don Enrique Pedro S.A. which also own the productive and trading companies Sáenz Briones & Cía. S.A.I.C. and C. and Sidra La Victoria S.A. Subsequently, on April 6 and September 20, 2011, CICSA acquired the remaining shares of these companies and as a consequence became 100% owner of both subsidiaries. During December 2011, CICSA sold 5% of Doña Aída S.A. y Don Enrique Pedro S.A. to CCU Argentina.

On December 20, 2010, the Company, through its subsidiary Inversiones Invex CCU Limitada, acquired the 4.0353% interest Anheuser-Busch Investments, S.L. had in the subsidiary CCU Argentina, As a consequence the Company became 100% owner of the before mentioned subsidiaries. During March 2011, Inversiones Invex CCU Limitada sold 5% of CCU Argentina to Inversiones Invex Dos CCU Limitada.

(2)Viña Valles de Chile S.A.

As explained in Note 19, on December 29, 2011, we concluded the division of the joint venture Viña Valles de Chile S.A. (VDC) through a stock swap contract. As a result of this division, the net assets of Viña Leyda remained in VDC, later became a subsidiary of Viña San Pedro Tarapacá S.A. with a percentage of direct and indirect participation of a 100%.

(3) Compañía Pisquera de Chile S.A.

On December 2, 2011, the subsidiary Compañía Pisquera de Chile S.A. (CPCh) signed a license agreement for the commercialization and distribution of the pisco brand Bauzá in Chile. In this transaction CPCh acquired 49% of the licensor society Compañía Pisquera Bauzá S.A., owner of the brand Bauzá in Chile.

(4) CCU Inversiones S.A.

In September and November, 2012, the Company, through its subsidiary CCU Inversiones S.A., acquired an additional 10.443% interest in Viña San Pedro Tarapacá S.A. for ThCh$ 12,521,899 increasing its ownership interest to 60.4488%. As the Company has control of this subsidiary, the difference of ThCh$ 7,248,058 generated between the purchase price and carrying value of the non-controlling interest was recorded under the item Other reserves in Equity.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

(5) Aguas CCU-Nestlé S.A.

As explained in Note 18, on December 24, 2012, the Company, through the subsidiary Aguas CCU-Nestlé S.A., acquired 51% of shares of Manantial S.A. for ThCh$ 10,017,478. Manantial S.A. is a Chilean company that specializes in purified water in bottles for  home and office, use through dispensers referred to internationally as HOD (Home and Office Delivery).

Note 2  Summary of significant accounting policies

 Significant accounting policies adopted for the preparation of these consolidated financial statements are described below:

2.1         Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB), which have been applied uniformly to all periods presented.

The consolidated financial statements cover the following periods: Statement of Financial Position as of December 31, 2012 and 2011, Statement of changes in Equity, Statement of Income, Statement of Comprehensive Income and Statement of Cash Flow for the years ended December 31, 2012, 2011 and 2010.

As explained in Note 2.28, reclassifications to the Consolidated Financial Statements of December 31, 2011 and 2010 have been made.

The amounts shown in the attached financial statements are expressed in thousands of Chilean Pesos, which is the Company’s functional currency. All amounts have been rounded to thousand Pesos, except when otherwise indicated.

The consolidated financial statements have been prepared on the historical basis, as modified by the revaluation of financial assets and financial liabilities (including derivative instruments) at fair value through profit and loss.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires that management uses its professional judgment in the process of applying the Company’s accounting policies. See Note 3 for disclosure of significant accounting estimates and judgments.

At the date of issuance of these consolidated financial statements the following Amendments, Improvements and Interpretations to existing IFRS standards have been published and the Company has adopted and implemented as appropriate during the financial year 2012:

New Standard Improvements and Amendments		Mandatory for years beginning in:
Amendment IAS 12	Deferred tax	January 1, 2012
Amendment IAS 1	Presentation of Financial Statements	July 1, 2012

The adoption of these standards had no significant impact on the consolidated financial statements.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

At the date of issuance of these consolidated financial statements the following IFRS Amendments, Improvements and Interpretations to the existing standards have been published, which are not yet effective and the Company has not adopted earlier application:

New Standard Improvements and Amendments		Mandatory for years beginning in:
Amendment IFRS 7	Disclosures - Offsetting Financial Assets and Financial Liabilities	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013
Amendment IAS 19	Employee Benefits	January 1, 2013
Amendment IAS 32	Offsetting Financial Assets and Financial Liabilities	January 1, 2014
IFRS 9	Financial instruments: Classification and Measurement	January 1, 2015

The Company estimates that the adoption of the Standards, Amendments and Interpretations as described above will not have a material impact on the consolidated financial statements upon initial application.

As explained in Note 4 Accounting changes, the Company has early adopted the following standards:

New Standard Improvements and Amendments		Mandatory for years beginning in:
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 11	Joint Arrangements	January 1, 2013
IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013
Amendment IAS 27	Separate Financial Statements	January 1, 2013
Improvment IAS 28	Investments in Associates and Joint Ventures	January 1, 2013

2.2         Basis of consolidation

Subsidiaries

Subsidiaries are the entities over which the Company is empowered to direct financial and operational policies, which is generally the result of ownership of over half the voting rights. Subsidiaries are consolidated as from the date on which control was obtained by the Company, and they are excluded from consolidation as of the date the Company loses such control.

The acquisition method is used for the accounting of acquisition of subsidiaries. The acquisition cost is the fair value of the assets delivered, of the equity instruments issued and of the liabilities incurred or assumed as of the exchange date. The identifiable assets acquired, as well as the identifiable liabilities and contingencies assumed in a business combination are initially valued at their fair value on the acquisition date, independently from the scope of minority interests. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized as income.

Joint operations

As explained in Note 4, in those joint arrangements that qualify as joint operations, the Company recognises the assets, liabilities, gains (losses) from operational activities in respect of its interest in the joint operations in accordance with IFRS 11.

Intercompany transaction

Intercompany transactions, balances and unrealized gains from transactions between the Group’s entities are eliminated during consolidation. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred. Whenever necessary, the subsidiaries’ accounting policies are amended to ensure uniformity with the policies adopted by the Company.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Non-controlling Interest

The non-controlling interest is presented in the Equity section of the Statement of Financial Position. The net income attributable to equity holder of the parent and the non-controlling interest are each disclosed separately in the Consolidated Statement of Income after net income.

Investments accounted for by the equity method

Joint ventures

The Company maintains investments in joint arrangements that qualify as joint ventures, which correspond to a contractual agreement by which two or more parties carry out an economic activity that is subject to joint control, and normally involves the establishment of a separate entity in which each party has a share based on a shareholders’ agreement.

The Company accounts for its participation in joint arrangements that qualify as joint ventures using the equity method. The financial statements of the joint ventures are prepared for the same year, under accounting policies consistent with those of the Company. Adjustments are made conformed to any difference in accounting policies that may exist to the Company´s accounting policies.

Whenever the Company contributes or sells assets to the companies under joint control, any part of the income or loss originated by the transaction is recognized based on how the asset is realized. Whenever the Company purchases assets of such companies, it does not recognize its share in the income or loss of the joint venture resulting from such transaction until the asset is sold or realized by the joint venture.

2.3         Financial information as per operating segments

The Company’s operating segments are formed by the assets and resources intended to supply products that are subject to risks and benefits different from those of other operating segments, and that normally correspond to subsidiaries that develop such business activities. The Operating Result of these segments is the total of the following IFRS performance measures: Earnings before Other Gains (Losses), Net Financial Expense, Equity and Income of Joint Venture, Foreign Currency Exchange Differences, Results as per Adjustment Units and Income Taxes). ORBDA (Operating Result  Before Depreciation and Amortization) by segments is regularly reviewed by the Board of Directors of the respective subsidiaries and by the Company´s Board of Directors, in order to make decisions on the resources to be allotted to the segments and to appraise their performance (See Note 7).

The segments performance is measured according to several indicators, of which Operating Result, ORBDA, ORBDA margin (ORBDA’s % as compared to Net sales of segment),  sales volumes and Net sales are the most important. Sales between segments are carried out at arm’s length and net sales per geographical location are based on the producing and selling entity´s location.

2.4         Foreign currency and unidad de fomento (Adjustment unit)

Presentation and functional currency

The Company uses the Chilean Peso (indicated by $ or CLP) as its functional currency and for the presentation of its financial statements. The functional currency has been determined considering the economic environment in which the Company carries out its operations and the currency in which the main cash flows are generated. The functional currency of the Argentine and Uruguayan subsidiaries is the Argentine Peso and Uruguayan Peso, respectively.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Transactions and balances

Transactions in foreign currencies and adjustment units (“Unidad de Fomento” or “UF”) are initially recorded at the exchange rate of the corresponding currency or adjustment unit as of the date on which the transaction occurs. The Unidad de Fomento (UF) is a Chilean inflation-indexed Peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. At the close of each Consolidated Statement of Financial Position, the monetary assets and liabilities denominated in foreign currencies and adjustment units are translated into Chilean Pesos at the exchange rate of the corresponding currency or adjustment unit. The exchange difference arising, both from the liquidation of foreign currency transactions, as well as from the valuation of foreign currency monetary assets and liabilities, is included in statement of income, in Foreign currency exchange differences, while the difference arising from the changes in adjustment units are recorded in the Consolidated Statement of Income as result per adjustment units.

For consolidation purposes, the assets and liabilities of the subsidiaries whose functional currency is different from the Chilean Peso are translated into Chilean Pesos by using the exchange rates valid as of the date of the financial statements, and the exchange differences originated by the translation of the assets and liabilities are recorded in Equity Reserve, under the Currency Translation Reserves item. The income and expense are translated at the monthly average exchange rate for the corresponding terms as differences since there have not been significant fluctuations in the exchange rates during each month.

The exchange rates of the primary foreign currencies and adjustment units used in the preparation of the consolidated financial statements as of December, 2012, 2011 and 2010 are as follows:

Chilean Pesos as per unit of foreign currency or adjustable unit		As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
		ThCh$	ThCh$	ThCh$
Foreign currencies
US Dollar	USD	479.96	519.20	468.01
Euro	EUR	634.45	672.97	621.53
Argentine Peso	ARS	97.59	120.63	117.71
Uruguayan Peso	UYU	25.12	25.99	23.66
Canadian Dollar	CAD	482.27	511.12	467.87
Sterling Pound	GBP	775.76	805.21	721.01
Swiss Franc	CHF	525.52	553.64	499.37
Australian Dollar	AUD	498.04	531.80	474.56
Danish Krone	DKK	85.05	90.53	83.39
Japanese Yen	JPY	5.58	6.74	5.73
Brazilian Real	BRL	234.98	278.23	281.31
Adjustment units
Unidad de fomento *	UF	22,840.75	22,294.03	21,455.55

* The Unidad de Fomento (UF) is a Chilean inflation-indexed, Peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month´s inflation rate.

2.5         Cash and cash equivalents

Cash and cash equivalents includes cash available, bank balances, time deposits at financial entities, investments in mutual funds and financial instruments acquired under re-sale agreements, as well as short-term investments with a high liquidity, normally with an original maturity of up to three months.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

2.6         Financial instruments

Financial assets

The Company recognizes a financial asset in its Consolidated Statement of Financial Position according to the following:

As of the date of the initial recognition, Management classifies its financial assets (i) at fair value through profit and loss and (ii) collectible credits and accounts, depending on the purpose for which the financial assets were acquired. For those instruments not classified at fair value through income, any cost attributable to the transaction is recognized as part of the asset value.

The fair value of the instruments that are actively quoted in formal markets is determined by the quoted price as of the financial statement closing date. For those investments without an active market, the fair value is determined using valuation techniques including (i) the use of recent market transactions, (ii) references to the current market value of another financial instrument of similar characteristics, (iii) discounted cash flow, and (iv) other valuation models.

After the initial recognition the Company values the financial assets as described below:

Financial assets at fair value through profit and loss

These assets are valued at fair value and the income or losses originated by the change in fair value are recognized in the Consolidated Statement of Income.

The assets at fair value through profit and loss include financial assets classified as held for trading by the Company. Financial assets are classified as held for trading when acquired with the purpose of selling them within a short term. Derivative instruments are classified as held for trading unless they are classified as hedge instruments.

Accounts receivable

Accounts receivable correspond to financial assets with fixed or determinable payments that are not traded in an active market. Trade receivable credits or accounts are recognized according to their invoice value.

Estimated losses from bad debts are determined by applying differentiated percentages, taking into account maturity factors, until reaching 100% of the balance in most of the debts older than 180 days, with the exception of those cases that in accordance with current policies, losses are estimated due to partial deterioration based on a case by case analysis.

Current trade receivable credits and accounts are initially recognized at their nominal value and are not discounted because they do not differ significantly from their fair value. The Company has determined that the calculation of the amortized cost is not materially different from the invoiced amount because the transactions do not have significant associated costs.

Financial liabilities

The Company recognizes a financial liability in its Consolidated Statement of Financial Position according to the following:

Debts and financial liabilities that accrue interests

Loans and financial obligations accruing interest are initially recognized at the fair value of the resources obtained, less costs incurred directly attributable to the transaction. After initial recognition, loans and obligations accruing interest are valued at their amortized cost. The difference between the net amount received and the value to be paid is recognized in the Consolidated Statement of Income during the term of the loan, using the effective interest rate method.

Interest paid and accrued related to debts and obligations used in a financing operations appear under financial expense.

Loans and obligations accruing interest with a maturity within twelve month period are classified as current liabilities, unless the Company has the unconditional right to defer the payment of the obligation for at least a twelve month period after the financial statement closing date.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Trade accounts payable and other payables

Accounts payable and other accounts payable are initially recognized at their nominal value because they do not differ significantly from fair value. The Company has determined that no significant differences exist between the carrying value and amortized cost using the effective interest method.

Derivative Instruments

All derivative financial instruments are initially recognized as of the date of the agreement and subsequently revaluated at their fair value as of the date of the financial statements. Gains and losses resulting from fair value measurement are recorded in the Statement of Income as gains or losses due to fair value of financial instruments, unless the derivative instrument qualifies is designated, and is effective as a hedging instrument.

In order to classify a derivative as a hedging instrument for accounting purposes, the Company documents (i) as of the transaction date or at designation time, the relationship or correlation between the hedging instrument and the hedged item, as well as the risk management purposes and strategies, (ii) the assessment, both at designation date as well as on a continuing basis, whether the instrument used is effective to offset changes in fair value or in the cash flows of the hedged item. A hedge is considered effective when changes in the fair value or in the cash flows of the underlying directly attributable to the risk hedged are offset with the changes in fair value, or in the cash flows of the hedging instrument with effectiveness between 80% to 125%.

Derivative instruments classified as hedges are accounted for as cash flow hedges.

The total fair value of hedging derivatives are classified as assets or financial liabilities in Other non-current if the maturity of the hedged item is more than 12 months and as other assets or current liabilities if the remaining maturity of the hedged item is less than 12 months. The effect on results of these instruments can be viewed in Other gains (losses) of the Consolidated Statements of Income.

The effective portion of the change in the fair value of derivative instruments that are designated and qualified as cash flow hedges are initially recognized in Cash Flow Hedge Reserve in a separate component of Equity. The income or loss related to the ineffective portion is immediately recognized in the Statement of Income. The amounts accumulated in Equity are reclassified in Income during the same period in which the corresponding hedged item is reflected in the Statement of Income. When a cash flow hedge ceases to comply with the hedge accounting criteria, any accumulated income or loss existing in Equity remains in Equity and is recognized when the expected transaction is finally recognized in the Statement of Income. When it is estimated that an expected transaction will not occur, the accumulated gain or loss recorded in Equity is immediately recognized in the Statement of Income.

Deposits for returns of bottles and containers

Deposits for returns of bottles and containers corresponds to the liabilities registered by the guarantees of money received from customers for bottles and containers placed at their disposal and represents the value that will be returned to the customer when it returns the bottles and containers to the Company in good condition along with the original document. This value is determined by the estimation of the bottles and containers in circulation that are expected to be returned to the Company in the course of time based on historic experience, physical counts held by clients and independent studies over the quantities that are in the hands of end consumers, valued at the average weighted guarantees for each type of bottles and containers.

The Company does not intend to make significant repayment of these deposits within the next 12 months. However, from such amounts are classified within current liabilities, under the line Other financial liabilities (See Note 2.28, a)), since the Company does not have the legal ability to defer this payment for a period exceeding 12 months. This liability is not discounted, since it is considered a payable on demand, with the original document and the return of the respective bottles and containers and it does not have adjustability or interest clauses of any kind in its origin.

2.7           Financial asset impairment

At each financial statement date the Company assesses if a financial asset or financial group of assets is impaired.

The Company assesses impairment of accounts receivable collectively by grouping the financial assets according to similar risk characteristics, which indicate the debtor’s capacity to comply with their obligations under the agreed upon conditions.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

When there is objective evidence that a loss due to impairment has been incurred in the accounts receivable, the loss amount is recognized in the Consolidated Statement of Income, as Administrative expenses.

In the event that during subsequent periods the impairment loss amount decreases and such decrease may be objectively related to an event occurring after impairment recognition, the impairment loss previously recognized is reversed.

Any subsequent impairment reversal is recognized in Income provided that the book value of the asset does not exceed its value as of the date the impairment was recognized.

2.8         Inventories

Inventories are stated at the lower of cost (acquisition or production cost) and net realizable value. The production cost of finished products and of products under processing includes raw material, direct labor, indirect manufacturing expenses based on a normal operational capacity and other costs incurred to place the products at the locations and in the conditions necessary for sale, net of discounts attributable to inventories.

The net realizable value is the estimated sale price in the normal course of business, less marketing and distribution expenses. When market conditions cause the production cost to be higher than its net realizable value, an allowance for assets deterioration is registered for the difference in value. This allowance for inventory deterioration also includes amounts related to obsolete items due to low turnover, technical obsolescence and products withdrawn from the market.

Until December 31, 2011, the Company used the FIFO method (First In First Out) for the cost of inventories and products sold, as well as when those materials and raw materials acquired from third parties were incorporated into the value of the cost of inventories. As of December 2012, the Company changed from FIFO to Weighted Average Cost (WAC). This change did not result in a significant difference in the valuation of inventories of previous years, because most of the inventories have a high turnover.

The materials and raw materials purchased from third parties are valued at their acquisition cost; once used, they are incorporated in finished products using the WAC methodology.

Costs associated with agricultural activities (winery) are deferred up to the harvest date, at which time they become part of inventory cost for subsequent processes.

2.9         Other non-financial assets

Other non-financial assets mainly include disbursements related to commercial advertising preparation that is in process but has not yet been shown, advances to property, plant and equipment to suppliers and current and non-current advertising agreements.

2.10       Property, plant and equipment

Property, plant and equipment are recorded at their historic cost, less accumulated depreciation and impairment losses. The cost includes both the disbursements directly attributable to the asset acquisition or construction, as well as the financing interest directly related to certain qualified assets, which are capitalized during the construction or acquisition period, as long as these assets qualify for these purposes considering the period necessary to complete and prepare the assets to be operative. Disbursements after the purchase or acquisition are only capitalized when it is likely that the future economic benefits associated to the investment flow towards the Company, and costs may be reasonably measured. Subsequent disbursements related to repairs and maintenance are recorded as expense when incurred.

Property, plant and equipment depreciation, including the assets under financial lease, is calculated on a straight line basis over the estimated useful life of the fixed assets, taking into account their estimated residual value. When an asset is formed by significant components with different useful lives, each part is separately depreciated. Property, plant and equipment useful lives and residual values estimates are reviewed and adjusted at each financial statement closing date, if necessary.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Property, plant and equipment estimated useful lives are as follows:

Type of Assets	Number of years
Land	Indefinite
Buildings and construction	20 to 60
Machinery and equipment	10 to 25
Furniture and accesories	5 to 10
Other equipment (coolers and mayolicas)	5 to 8
Bottles and containers	3 to 12

Gain and losses resulting from the sale of properties, plants and equipment are calculated comparing their book values against the related sales proceeds and are included in the Consolidated Statement of Income.

When the book value of an item of Property, plant and equipment exceeds its recoverable amount, it is immediately reduced to its recoverable amount (See Note 2.16).

2.11       Leases

Lease agreements are classified as financial leases when the agreement transfers to the Company substantially all the risks and rewards inherent to the asset ownership, according to International Accounting Standard No. 17 “Leases”. For those agreements that qualify as financial leases, at the initial date an asset and a liability are recognized at a value equivalent to the lower of the fair value of the asset and the present value of future lease payments. Subsequently, lease payments are allocated between the financial expense and the obligation reduction, so that a constant interest rate on the obligation balance is obtained.

Lease agreements that do not qualify as financial leases are classified as operating leases. Lease payments of operating leases are charged to income on a straight line basis over the life of the lease.

2.12         Investment property

Investment property consists of land held by the Company with the purpose of generating appreciation and are not used in the normal course of business, and are recorded at historic cost less impairment loss, if any. Investment property depreciation is calculated on a straight line basis over the estimated useful life of such property, taking into account the estimated residual value of such property.

2.13         Biological assets

Biological assets held by Viña San Pedro Tarapacá S.A. (VSPT or the Company) and its subsidiaries consist of developing and production vines. The harvested grapes are used for the later production of wines.

Vines under production are valued at the historic cost, less depreciation and any impairment loss. Agricultural production (grapes) resulting from the vines under production is valued at its cost value when harvested.

Depreciation of under production vines is recorded on a straight-line basis using a 25-years estimated production useful life, which is periodically assessed. Vines under formation are not depreciated until they start production.

Costs incurred in acquiring and planting new vines are capitalized.

The Company uses the amortized historical cost to value its biological assets, on the basis that management considers that it represents a reasonable approximation of fair value.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

2.14       Intangible assets other than goodwill

Commercial Trademarks

The Company’s commercial trademarks correspond to intangible assets with an indefinite useful life that are presented at their historic cost, less any impairment loss. The Company believes that through marketing investments trademarks maintain their value, consequently they are considered as having an indefinite useful life and they are not amortizable. Such assets are subject to impairment tests on a yearly basis, or when factors exist indicating a likely loss of value (Note 2.16).

Software Program

Software Program licenses acquired are capitalized at the value of the costs incurred for their acquisition and preparation for the use of the specific programs. Such costs are amortized over their estimated useful lives (4 to 7 years). The maintenance costs of the software programs are recognized as expense in the year during which they are incurred.

Research and development

Research and development expenses are recognized in the period incurred.

Water Rights

Water Rights acquired by the Company correspond to the existing exploitation rights of water from natural sources, and they are recorded at their attributed cost as of the transition date to IFRS. Given that such rights are perpetual they are not amortizable, nevertheless they are annually subject to impairment assessment, or when factors exist that indicate a likely loss of value.

2.15       Goodwill

Goodwill represents the excess of cost of a business combination over the Company’s share in the fair value of identifiable assets, liabilities and contingent liabilities as of the acquisition date, and is accounted for at its cost value less accumulated impairment losses. Goodwill related to joint venture acquisitions is included in the investment accounting value.

For the purposes of impairment tests, goodwill is assigned Cash Generating Units (CGU) that are expected to benefit from the synergies of a business combination. Each unit or group of units (CGU - See Note 21) represents the lowest level inside the Company at which goodwill is monitored for internal administration purposes, which is not larger than a business segment. The cash generating units to which the goodwill is assigned are tested for impairment annually or with a higher frequency, when there are signs indicating that a cash generating unit could experience impairment or some of the significant market conditions have changed.

Goodwill in the acquisition of joint ventures is assessed for impairment as part of the investment, provided that there are signs indicating that the investment may be impaired.

An impairment loss is recognized for the amount that the book value of the cash generating unit exceeds its recoverable value, the recoverable value being the higher of the fair value of the cash generating unit, less costs to sell and its value in use.

An impairment loss is first assigned in goodwill to reduce its book value, and then to other assets in the cash generating unit. A recognized impairment loss is not reversed in the following years.

2.16       Impairment of non-current assets other than goodwill

The Company annually assesses the existence of impairment indicators on non-current assets. When indicators exist, the Company estimates the recoverable amount of the impaired asset. In case it is not possible to estimate the recoverable amount of the impaired asset at an individual level, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

The recoverable amount is defined as the higher of the fair value, less cost to sell and the value in use. The value in use is determined by estimating future cash flows associated with the asset or with the cash generating unit, discounted from its current value by using interest rates before taxes, which reflect the time value of money and the specific risks of the asset. In the event the asset book value exceeds its recoverable amount, the Company records an impairment loss in the Statement of Income.

The Company annually assesses if impairment indicators of non-current assets for which impairment losses were recorded during prior years have disappeared or decreased. In the event of such situation, the recoverable amount of the specific asset is recalculated and its book value increased, if necessary. Such increase is recognized in the Statement of Income as reversal of impairment losses. The increase in the value of the previously impaired asset is recognized only when it is originated by changes in the assumptions used to calculate the recoverable amount. The asset amount increase resulting from the reversal of the impairment loss is limited to the amount that would have been recorded had impairment not occurred.

2.17       Assets of a disposal group held for sale

Property, plant and equipment expected to be recovered primarily through sale rather than through continuing use, for which active sale negotiations have begun and it is estimated that they will be sold within twelve months following the closing date are classified as assets of a disposal group held for sale.

These assets are measured at the lower of their book value and the estimated fair value, minus costs to sell. From the moment in which the assets are classified as assets of a disposal group held for sale they are no longer depreciated.

2.18       Income tax and deferred taxes

Income tax is composed by the legal obligations and the deferred taxes recognized according to International Accounting Standard Nº 12 – Income Taxes. Income tax is recognized in the Statement of Income, except when it is related to entries directly recorded in Equity, in which case the tax effect is also recognized in Equity.

Income Tax Obligation

Income tax obligations are recognized in the financial statements on the basis of the best estimates of the taxable profits as of the financial statement closing date, based on the income tax rate valid as of that date in the countries where the Company operates, which are Chile and Argentina.

Deferred Tax

Deferred taxes are those the Company expects to pay or to recover in the future, due to temporary differences between the book value of assets and liabilities (carrying amount for financial reporting purposes) and the corresponding tax basis of such assets and liabilities used to determine the profits subject to taxes. Deferred tax assets and liabilities are generally recognized for all temporary differences, and they are calculated at the rates that will be valid on the date the liabilities are paid or the assets realized.

Deferred tax is recognized for temporary differences arising from investments in subsidiaries and associates, except in those cases where the Company is able to control the date on which temporary differences will be reversed, and it is likely that they will not be reverted in the foreseeable future. Deferred tax assets, including those originated by tax losses are recognized provided it is likely that in the future there are taxable profits against which deductible temporary differences may be charged.

Deferred tax assets and liabilities are offset when there is a legal right to offset tax assets against tax liabilities, and the deferred tax is related to the same taxable entity and the same taxing authority.

2.19       Employees benefits

Employees Vacation

The Company accrues the expense associated with staff vacation when the employee earns the benefit.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Employees Bonuses

The Company recognizes a liability and an expense for bonuses when it’s contractually obligated, it is estimated that, depending on the income requirement at a given date, bonuses will be paid out at the end of the year.

Severance Indemnity

The Company recognizes a liability for the payment of irrevocable severance indemnities, originated from collective and individual agreements entered into with employees. Such obligation is determined based on the actuarial value of the accrued cost of the benefit, a method which considers several factors in the calculation, such as estimates of future continuance, mortality rates, future salary increases and discount rates. The determined value is shown at its present value by using the accrued benefits for years of service method. The discount rates are determined by reference to market interest rates curves. The current losses and gains originated by the valuation of the liabilities subject to such plans are directly recorded in Income.

2.20       Provisions

Provisions are recognized when: (i) the Company has a current obligation, legal or implicit, as a result of past events, (ii) it is probable that monetary resources will be required to settle the obligation and (iii) the amounts can be reasonably established. The amounts recognized as provisions as of financial statements closing date, are Management´s best estimates, and consider the necessary disbursements to liquidate the obligation.

The concepts by which the Company establishes provisions against Income correspond to civil, labour and taxation proceedings that could affect the Company (see note 29).

2.21       Revenue recognition

Revenues are recognized when it is likely that economic benefits flow to the Company and can be measured reliably. Income is measured at the fair value of the economic benefits received or to be received, and they are presented net of valued added taxes, specific taxes, returns, discounts and rebates.

Sales of goods are recognized after the Company has transferred to buyer all the risks and benefits inherent in the ownership of such goods, and it does not hold the right to dispose of them; in general, this means that sales are recorded at the transfer of risks and benefits to clients, pursuant to the terms agreed in the commercial agreements.

Sale of products in the domestic market

The Company obtains its revenues, both in Chile and Argentina, mainly from the sales of beers, soft drinks, mineral waters, purified water, juices, wines, cider and spirits, products that are distributed through retail establishments, wholesale distributors and supermarket chains. None act as commercial agents of the Company. Such revenues in the domestic markets, net of the value added tax, specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them.

Exports

In general, the Company´s delivery conditions for sale are the basis for revenue recognition related to exports.

The structure of revenue recognition is based on the grouping of Incoterms, mainly in the following groups:

•              "FOB (Free on Board) shipping point", by which buyer organizes and pays for transportation, consequently the sales occur and revenue is recognized upon the delivery of merchandise to the transporter hired by buyer.

•              “CIF (Cost, Insurance & Freight) and similar", by which the Company organizes and pays for external transportation and some other expenses, although CCU ceases being responsible for the merchandise after delivering it to the maritime or air company in accordance with the relevant terms. The sales occur and revenue is recognized upon the delivery of the merchandise at the port of destination.

In the event of discrepancies between the commercial agreements and delivery conditions those established in the agreements shall prevail.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

2.22       Commercial agreements with distributors and supermarket chains

The Company enters into commercial agreements with its clients, distributors and supermarkets through which they establish: (i) volume discounts and other client variables, (ii) promotional discounts that correspond to an additional rebate on the price of the products sold by reason of commercial initiatives development (temporary promotions), (iii) services payment and rendering of counter-services (advertising and promotion agreements, use of preferential spaces and others) and (iv) shared advertising, which corresponds to the Company’s participation in advertising campaigns, promotion magazines and opening of new sales locations.

Volume discounts and promotional discounts are recognized as a reduction in the sales price of the products sold. Shared advertising contributions are recognized when the advertising activities agreed upon with the distributor have been carried out, and they are recorded as marketing expenses incurred, under Other expenses by function.

The commitments with distributors or importers in the exports area are recognized on the basis of existing trade agreements.

2.23       Cost of sales of products

The costs of sales include the production cost of the products sold and other costs incurred to place inventories in the locations and under the conditions necessary for the sale. Such costs mainly include raw material costs, packing costs, production staff labor costs, production-related assets depreciation, returnable bottles depreciation, license payments, operational costs, and plant and equipment maintenance costs.

2.24         Other expenses by function

Other expenses by function include, mainly advertising and promotion expenses, depreciation of assets sold, selling expenses, marketing costs (sets, signs and neon signs at client’s facilities) and marketing and sales staff remuneration and compensations.

2.25         Distribution expenses

Distribution costs include all the necessary costs to deliver products to clients.

2.26       Administration expenses

Administration expenses include the support units staff remuneration and compensation, depreciation of offices, equipment, facilities and furniture used for these functions, non-current assets amortization and other general and administration expenses.

2.27       Environmental liabilities

Environmental liabilities are recorded based on the current interpretation of environmental laws and regulations, or when an obligation is likely to occur and the amount of such liability can be calculated reliably.

Disbursements related to environmental protection are charged to the Consolidated Statements of Income as incurred, except, investments in infrastructure designed to comply with environmental requirements, are recorded following the accounting policies for property, plant and equipment.

2.28       Adjustments to prior year financial statements

The Consolidated Financial Statements presented for comparative purposes contain adjustments with respect to those previously reported. The corrections listed below did not have a significant effect in relation to relevant financial indicators required of the Company. The summary of these adjustments are as follows:

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

a)      Deposits for return of bottles and containers

CONSOLIDATED STATEMENT OF FINANCIAL POSITION	Previously reported to 12.31.2011	Reclassifications	Reported to 12.31.2011
	ThCh$	ThCh$	ThCh$
Current liabilities
Other financial liabilities	76,105,061	11,908,708	88,013,769
Total current liabilities	350,770,714	11,908,708	362,679,422
Non-current liabilities
Other long-term provisions	13,824,021	(11,908,708)	1,915,313
Total non-current liabilities	262,934,983	(11,908,708)	251,026,275

Total liabilities and shareholders' equity	1,298,491,359		1,298,491,359

The amount of Deposits for return of bottles of ThCh$ 11,908,708 that until December 31, 2011, was presented as Other non-current provisions, now is presented as Other current financial liabilities. The Company does not intend to make significant repayment of these deposits within the next 12 months. However, from December 2012, such amounts are classified within current liabilities, under the line Other financial liabilities.

This adjustment did not affect Total Liabilities and Equity at December 31, 2011, and management does not consider such adjustment to be material to the consolidated financial statements taken as whole.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

b)      Early implementation IFRS 11, as explained in Note 4, letter a).

The application of this standard has no impact on Net income or Equity, but if affects the opening of assets and liabilities balances, and the classification of Income and Expenses. Below are the reclassifications affecting the Consolidated Statement of Financial Position, Consolidated Statement of Income and Consolidated Statement of Cash Flows:

Consolidated Statement of Financial Position

ASSETS	Previously reported to 12.31.2011	Reclassifications	Reported to 12.31.2011
	ThCh$	ThCh$	ThCh$
Current assets
Cash and cash equivalent	177,664,378	401,380	178,065,758
Other financial assets	3,943,959	-	3,943,959
Other non-financial assets	11,565,924	(1,467,564)	10,098,360
Accounts receivable-trade and other receivables	193,065,162	90	193,065,252
Accounts receivable from related companies	9,984,206	(88,329)	9,895,877
Inventories	128,535,184	-	128,535,184
Taxes receivables	17,277,288	-	17,277,288
Total current assets different from assets of disposal group held for sale	542,036,101	(1,154,423)	540,881,678
Assets of disposal group held for sale	509,675	-	509,675
Total assets of disposal group held for sale	509,675	-	509,675
Total current assets	542,545,776	(1,154,423)	541,391,353

Non-current assets
Other financial assets	194,669	-	194,669
Other non-financial assets	2,996,836	-	2,996,836
Accounts receivable from related companies	418,922	-	418,922
Investment accounted by equity method	39,923,677	(22,404,757)	17,518,920
Intangible assets other than goodwill	41,173,260	18,828,392	60,001,652
Goodwill	69,441,207	4,375,610	73,816,817
Property, plant and equipment (net)	556,949,110	-	556,949,110
Biological assets	18,320,548	-	18,320,548
Investement property	7,720,575	-	7,720,575
Deferred tax assets	18,806,779	228,329	19,035,108
Total non-current assets	755,945,583	1,027,574	756,973,157
Total Assets	1,298,491,359	(126,849)	1,298,364,510

LIABILITIES	Previously reported to 12.31.2011	Reclassifications	Reported to 12.31.2011
	ThCh$	ThCh$	ThCh$
Current liabilities
Other financial liabilities	76,105,061	-	76,105,061
Accounts payable-trade and other payables	165,553,288	650,332	166,203,620
Accounts payable to related companies	8,811,500	(826,048)	7,985,452
Other short-term provisions	1,169,126	-	1,169,126
Tax liabilities	16,761,406	48,867	16,810,273
Employee benefits provisions	13,906,409	-	13,906,409
Other non-financial liabilities	68,463,924	-	68,463,924
Total current liabilities	350,770,714	(126,849)	350,643,865
Non-current liabilities
Other financial liabilities	170,955,440	-	170,955,440
Accounts payable to related companies	2,484,790	-	2,484,790
Other long-term provisions	13,824,021	-	13,824,021
Deferred tax liabilities	60,147,021	-	60,147,021
Employee benefits provisions	15,523,711	-	15,523,711
Total non-current liabilities	262,934,983	-	262,934,983

Total liabilities	613,705,697	(126,849)	613,578,848
EQUITY
Equity attributable to equity holders of the parent
Paid-in capital	231,019,592	-	231,019,592
Other reserves	(35,173,607)	-	(35,173,607)
Retained earnings	373,129,952	-	373,129,952
Subtotal equity attributable to equity holders of the parent	568,975,937	-	568,975,937
Non-controlling interests	115,809,725	-	115,809,725
Total shareholders' equity	684,785,662	-	684,785,662
Total liabilities and shareholders' equity	1,298,491,359	(126,849)	1,298,364,510

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Consolidated Statement of Income

CONSOLIDATED STATEMENT OF INCOME	Previously reported to 12.31.2011	Reclassifications	Presentation to 12.31.2011	Previously reported to 12.31.2010	Reclassifications	Presentation to 12.31.2010

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	969,550,671	-	969,550,671	838,258,327	-	838,258,327
Cost of sales	(450,563,274)	2,701,739	(447,861,535)	(383,812,866)	2,268,106	(381,544,760)
Gross margin	518,987,397	2,701,739	521,689,136	454,445,461	2,268,106	456,713,567
Other income by function	21,312,287	-	21,312,287	2,432,003	-	2,432,003
Distribution costs	(150,071,122)	-	(150,071,122)	(129,079,325)	-	(129,079,325)
Administrative expenses	(77,095,019)	(127,176)	(77,222,195)	(63,995,182)	(52,854)	(64,048,036)
Other expenses by function	(122,373,310)	(517,243)	(122,890,553)	(108,544,472)	(374,099)	(108,918,571)
Other gains (losses)	3,010,058	-	3,010,058	6,136,250	-	6,136,250
Gains (losses) from operational activities	193,770,291	2,057,320	195,827,611	161,394,735	1,841,153	163,235,888
Financial income	7,076,849	9,705	7,086,554	2,380,886	2,121	2,383,007
Financial costs	(14,410,911)	-	(14,410,911)	(10,668,587)	-	(10,668,587)
Equity and income of joint ventures	1,069,311	(1,767,564)	(698,253)	966,122	(1,649,774)	(683,652)
Foreign currency exchange differences	(1,078,604)	-	(1,078,604)	(1,400,700)	-	(1,400,700)
Result as per adjustment units	(6,734,379)	5,929	(6,728,450)	(5,079,737)	3,896	(5,075,841)
Income before taxes	179,692,557	305,390	179,997,947	147,592,719	197,396	147,790,115
Income taxes	(44,890,356)	(305,390)	(45,195,746)	(27,656,049)	(197,396)	(27,853,445)
Income from contining operations	134,802,201	-	134,802,201	119,936,670	-	119,936,670

Consolidated Statement of Cash Flows

CONSOLIDATED STATEMENT OF CASH FLOW	Previously reported to 12.31.2011	Reclassifications	Presentation to 12.31.2011	Previously reported to 12.31.2010	Reclassifications	Presentation to 12.31.2010
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operational activities
Collection classes:
Proceeds from goods sold and services rendered	1,096,972,292	2,038,025	1,099,010,317	1,109,343,102	3,072,723	1,112,415,825
Other proceeds from operating activities	20,524,955	-	20,524,955	21,054,319	-	21,054,319
Types of payments:
Payments of operating activities	(671,823,189)	-	(671,823,189)	(743,733,742)	(210,664)	(743,944,406)
Payments of salaries	(104,241,713)	-	(104,241,713)	(88,440,973)	-	(88,440,973)
Other payments for operating activities	(147,127,916)	-	(147,127,916)	(130,673,513)	(325,499)	(130,999,012)
Dividends received	1,710,625	(1,679,597)	31,028	1,147,778	(1,106,872)	40,906
Interest paid	(12,022,016)	-	(12,022,016)	(9,214,835)	-	(9,214,835)
Interes received	6,748,317	-	6,748,317	1,056,066	-	1,056,066
Income tax reimbursed (paid)	(32,307,744)	-	(32,307,744)	(19,438,054)	(279,865)	(19,717,919)
Other cash movements	8,936,842	-	8,936,842	18,165,032	-	18,165,032
Net cash flows from (used in) operational activities	167,370,453	358,428	167,728,881	159,265,180	1,149,823	160,415,003

Cash flows from (used in) investing activities
Cash flow used for control of subsidiaries or other businesses	(3,257,272)	-	(3,257,272)	(10,646,456)	-	(10,646,456)
Cash flows used in the purchase of associates	(2,456,489)	-	(2,456,489)	-	-	-
Proceed from sale of property, plant and equipment	931,714	-	931,714	11,162,012	-	11,162,012
Acquisition of property, plant and equipment	(77,846,927)	-	(77,846,927)	(64,396,164)	-	(64,396,164)
Other cash movements	6,389,344	-	6,389,344	(1,467,752)	-	(1,467,752)
Net cash flows from (used in) investing activities	(76,239,630)	-	(76,239,630)	(65,348,360)	-	(65,348,360)

Cash flows from (used in) financing activities
Proceeds from long-term loans	6,680,256	-	6,680,256	-	-	-
Proceeds from short-term loans	17,963,056	-	17,963,056	8,570,740	-	8,570,740
Total amount from loans	24,643,312	-	24,643,312	8,570,740	-	8,570,740
Loans to related entities	2,722,942	-	2,722,942	-	-	-
Loan payments	(6,024,782)	-	(6,024,782)	(7,038,439)	-	(7,038,439)
Payments of finance lease liabilities	(1,520,235)	-	(1,520,235)	(1,476,189)	-	(1,476,189)
Payments of loan to related entities	(7,169,295)	-	(7,169,295)	(3,341,762)	-	(3,341,762)
Dividends paid	(62,793,418)	-	(62,793,418)	(72,370,536)	(1,106,872)	73,447,408
Others cahs movements	(15,096,775)	-	(15,096,775)	(3,707,315)	-	(3,707,315)
Net cash flows from (used in) financing activities	(65,238,251)	-	(65,238,251)	(79,363,501)	(1,106,872)	(80,470,373)

Net increase (Decrease) in cash and cash equivalents, before the effect of changes in exchamge rate	25,892,572	-	26,251,000	14,553,319	42,951	14,596,270
Effects of changes in exchange rates on cash and cash equivalents	157,506	-	157,506	(292,688)	1	(292,688)
Cash and cash equivalents, initial balance	151,614,300	-	151,657,252	137,353,669	-	137,353,669
Cash and cash equivalents, final balance	177,664,378	401,380	178,065,758	151,614,300	42,952	151,657,252

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 3 Estimates and application of professional judgment

Financial statement preparation requires estimates and assumptions from Management affecting the amounts included in the consolidated financial statements and their related notes. The estimates made and the assumptions used by the Company are based on the historical experience, changes in the industry and the information supplied by external qualified sources. Nevertheless, final results could differ from the estimates under certain conditions.

Significant estimates and accounting policies are defined as those that are important to correctly reflect the Company’s financial position and income, and/or those that require a high level of judgment by Management.

The primary estimates and professional judgments relate to the following concepts:

•              The valuation of goodwill acquired to determine the existence of losses due to potential impairment (Note 2.15 and Note 21).

•              The valuation of commercial trademarks to determine the existence of potential losses due to potential impairment (Note 2.14 and Note 20).

•              The assumptions used in the current calculation of liabilities and obligations to employees (Note 2.19 and Note 31).

•              Useful life of property, plant and equipment (Note 2.10 and Note 22), biological assets (Note 2.13 and Note 25) and intangibles (Note 2.14 and Note 20).

•              The assumptions used for the calculation of the fair value of financial instruments (Note 2.6 and Note 6).

•              The likelihood of occurrence and the estimated amount in an uncertain or contingent mater (Note 2.20, Note 29).

Such estimates are based on the best available information of the events analysed to date in these consolidated financial statements. However, it is possible that events that may occur in the future that result in adjustments to such estimates, which would be recorded prospectively.

Note 4 Accounting changes

a)   As of 2012 the Company has adopted the early application of International Financial Reporting Standards (IFRS) Nº 11 Joint Arrangements. This change in accounting policy implies that the investments held in the joint arrangements Promarca S.A. and Compañía Pisquera Bauzá S.A., with a participation of 50% and 49%, respectively, changed from equity method accounting to accounting for assets, liabilities, revenues and expenses in respect of the Company´s interest in these joint operations. The effects of this accounting change are explained in Note 2.28. For comparison purposes this accounting method was applied retroactively to 2011 and 2010, without effect on the Company's Net Income, since it is a redistribution of Net Income recognized by the method of participation in each line of the Consolidated Statement of Income. Due to earlier application of IFRS Nº11, the Company has applied the IFRS Nº 10 Consolidated Financial Statements, IFRS Nº12 Disclosure of Interests in Other Entities, IAS 27 Separate Financial Statements (as amended in 2011) and IAS 28 Investments in Associates and Joint Ventures (as amended in 2011) at the same time, which have no impact on these Consolidated Financial Statements.

b)   As of 2012, the Company changed the method of valuation of inventories from FIFO (First In First Out) to WAC (Weighted Average Cost). The Company did not retroactively apply this policy to prior periods because the effect was immaterial. This change has no significant effect on the valuation of inventories in prior years as most of the inventories have a rotation of less than a year.

c)   During the year ended on December 31, 2012, there have been no other changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous years that have affected these consolidated financial statements

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 5   Risk Administration

Risk administration

In those companies without a significant non-controlling interest, the Company’s Administration and Finance Officer provides a centralized service for the group’s companies to obtain financing and administration of exchange rate, interest rate, liquidity, inflation, raw material and loan risks. Such activity operates according to a policies and procedures framework, which is regularly reviewed to comply with the purpose of administrating the risk originated by the business needs.

In those companies with a significant non-controlling interest (VSPT, CPCh, Aguas CCU-Nestlé and Cervecera Kunstmann) each Administration and Finance Officer exercises such responsibility. When necessary, the Board of Directors has the final responsibility for establishing and reviewing the risk administration structure, as well as for the review of significant changes made to the risk administration policies.

According to the financial risk policies, the Company uses derivative instruments only for the purpose of covering exposures to the interest rate and exchange rate risks originated by the Company’s operations and its financing sources. The Company does not acquire derivative facilities with speculative or investment purposes nevertheless, some derivatives are not treated as hedges for accounting purposes because they do not qualify as such. Transactions with derivative instruments are exclusively carried out by staff under the Finance Management and Internal Audit Management regularly reviews the control environment of this function. The relationship with Credit Rating Agencies and the monitoring of financial restrictions (covenants) are also administered by Finance Management.

The Company’s main risk exposure is related to the exchange rates, interest rates, inflation and raw material prices (commodities), client’s accounts receivable and liquidity. For the purpose of managing the risk originated by such exposures, several financial instruments are used.

For each of the following, where applicable, sensitivity analysis developed are for illustrative purposes, since in practice the sensitized variables rarely change without affecting each other and without affecting other factors that were considered as constants.

Exchange rate risk

The Company is exposed to exchange rate risks originated by: a) its net exposure to foreign currency assets and liabilities, b) exports sales, c) the purchase of raw material, products and capital investments effected in foreign currencies, or indexed in such currencies, and d) the net investment of subsidiaries in Argentina. The Company’s greatest exchange rate exposure is the variation of the Chilean Peso as compared to the US Dollar, Euro, Sterling Pound and Argentine Peso.

As of December 31, 2012, the Company maintained foreign currency obligations amounting to ThCh$ 37,010,059 (ThCh$ 78,152,511 in 2011), mostly denominated in US Dollars. Foreign currency obligations accruing variable interest (ThCh$ 14,156,408 in 2012 and ThCh$ 51,998,403 in 2011) represent 6% (21% in 2011) of the total of such obligations. The remaining 94% (79% in 2011) is denominated in inflation-indexed Chilean Pesos (see inflation risk section). In November 2012, the Company repaid a loan amounting to US$ 70 million which was hedged by currency and interest rate hedge agreements, converting such debts in fixed interest rate inflation-adjusted obligations in Chilean Pesos. In addition, the Company maintains foreign currency assets for ThCh$ 35,305,805 (ThCh$ 43,099,520 in 2011) that mainly correspond to exports accounts receivable.

Regarding the Argentine subsidiaries operations, the net exposure liability in US Dollars and other currencies amounts to ThCh$ 4,793,940  (ThCh$ 2,199,284 in 2011).

To protect the value of the net foreign currency assets and liabilities position of its Chilean operations, the Company enters into derivative agreements (currency forwards) to ease any variation in the Chilean Peso as compared to other currencies.

As of December 31, 2011, the Company’s mitigate net asset exposure in foreign currencies in Chile, after the use of derivative instruments, is an asset amounting to ThCh$ 2,932,576 (ThCh$ 1,789,322 in 2011).

Of the Company’s total sales, both in Chile and Argentina, 9% (9% in 2011) corresponds to export sales made in foreign currencies, mainly US Dollars, Euro and Sterling Pound and of the total costs 57% (60% in 2011) corresponds to raw materials and products purchased in foreign currencies, or indexed to such currencies. The Company does not hedge the eventual variations in the expected cash flows from such transactions.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

The Company is also exposed to movements in exchange rates relating to the conversion from Argentine Pesos to Chilean Pesos with respect to assets, liabilities, income and expenses of its subsidiaries in Argentina. The Company does not cover the risks associated with the translation conversion of its subsidiaries, which effects are recorded directly in Equity.

As of December 31, 2012, the net investment in Argentine subsidiaries amounted to ThCh$ 92,745,976 (ThCh$ 98,742,188 in 2011).

Exchange rate sensitivity analysis

The exchange rate differences effect recognized in the Consolidated Statement of Income for the  year ended as of December 31, 2012, related to the foreign currency denominated assets and liabilities, was a loss of ThCh$ 1,002,839 (ThCh$ 1,078,604 in 2011 and ThCh$ 1,400,700 in 2010). Considering the exposure as of December 31, 2012, and assuming a 10% increase (or decrease) in the exchange rate, and maintaining constant all other variables, such as interest rates, it is estimated that the effect over the Company’s income would be income (loss) after taxes of ThCh$ 234,606 (income (loss) of ThCh$ 143,146 in 2011 and ThCh$ 127,208 in 2010).

Considering that approximately 10% of the Company’ sales relates to export sales carried out in Chile, in currencies different from the Chilean Peso, and that in Chile approximately 52% (56% in 2011 and 57% in 2010) of the costs are indexed to the US Dollar, and assuming that the Chilean Peso will be appreciated or (depreciated) by 10% as compared to the set of foreign currencies, when maintaining constant the rest of the variables the hypothetical effect on the Company’s income would be income (loss) after taxes of ThCh$ 8,763,550 (income (loss) from ThCh$ 8,807,019 in 2011 and
ThCh$ 5,623,470 in 2010).

The Company can also be affected by the variation of the exchange rate of Argentina, since the result is converted to Chilean Pesos at the average rate of each month. The result of the operations in Argentina during 2012 were ThCh$ 28,181,889. Therefore, a depreciation (or appreciation) of 10% in the exchange rate of the Argentine Peso, would be a loss (income) before tax of ThCh$ 2,818,189.

The net investment maintained in subsidiaries that operate in Argentina amounts to ThCh$ 92,745,976 as of December 31, 2012 (ThCh$ 98,742,188 in 2011). Assuming a 10% increase or decrease in the Argentine Peso exchange rate as compared to the Chilean Peso, and maintaining constant all the rest of the variables, the increase (decrease) would hypothetically result in income (loss) of ThCh$ 9,274,598 (income (loss) ThCh$ 9,874,219 in 2011 and
ThCh$ 8,652,747 in 2010) recorded as a credit (charge) against equity.

Interest rates risk

Interest rate risk mainly originates from the Company’s financing sources. The main exposure is related to LIBOR variable interest rate indexed obligations.

As of December 31, 2012, the Company had a total ThCh$ 14,156,408 in debt indexed to LIBOR (ThCh$ 51,998,403 as of December 31, 2011). Consequently, as of December 31, 2012, the company’s financing structure is made up (without considering the effects of cross currency swaps effect) of approximately 6% (21% in 2011) in debt with variable interest rates, and 94% (79% in 2011) in debt with fixed interest rates.

To mitigate the interest rate risk, the Company has a policy that intends to reduce the volatility of its financial expense, and to maintain an ideal percentage of its debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term debt, as well as derivative instruments such as cross currency interest rate swaps.

As of December 31, 2012, after considering the effect of interest rates and currency swaps, approximately 99% (98% in 2011) of the Company’s long-term debt has fixed interest rates.

The terms and conditions of the Company’s obligations as of December 31, 2012, including exchange rates, interest rates, maturities and effective interest rates, are detailed in Note 27.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Interest rates sensitivity analysis

The total financial expense recognized in the Consolidated Statement of Income for the twelve month ended period as of December 31, 2012, related to short-term and long-term debts amounted to ThCh$ 17,054,879 (ThCh$ 14,410,911 2011 and ThCh$ 10,668,587 in 2010). Whereas only 2% of total debt (net of derivatives) is subject to variable interest rate, assuming an increase or decrease in interest rates in Chilean Pesos and U.S. Dollars of approximately 100 basis points, and keeping all other variables constant, such as the exchange rate, the increase (decrease) would hypothetically result in a loss (gain) of ThCh$ 18,543 (at December 31, 2011 and 2010 we were 100% covered against interest rate fluctuations) in the Consolidated Statement of Income.

Inflation risk

The Company maintains a series of Unidad de Fomento* (UF) indexed agreements with third parties, as well as UF indexed financial debt, which means that the Company is exposed to the UF fluctuations, generating increases in the value of the agreements and inflation adjustable liabilities, in the event it experiences growth. This risk is mitigated by the Company’s policy of keeping the unitary net sales in UF constant, as long as the market conditions allow it.

* The Unidad de Fomento (UF) is a Chilean inflation-indexed, Peso-denominated monetary unit. The UF rate is set daily based on changes in the previous month´s inflation rate.

Inflation sensitivity analysis

The income for total adjustment unit recognized in the Consolidated Statement of Comprehensive Income for the twelve month ended as of December 31, 2012, related to UF indexed short-term and long-term debt, and resulted in a loss of  ThCh$ 5,057,807 (ThCh$  6,728,451 in 2011 and ThCh$ 5,075,841 in 2010). Assuming a reasonably possible increase (decrease) of the Unidad de Fomento by approximately 3% and maintaining constant all the rest of the variables, such as interest rates, the aforementioned increase (decrease) would hypothetically result in a loss (income) of ThCh$ 5,079,454 (ThCh$ 6,133,010 in 2011 and ThCh$ 6,288,142 in 2010) in the Consolidated Statement of Income.

Raw material price risk

The main exposure to the raw material price variation is related to barley and malt used in the production of beer, concentrates, sugar and plastic containers used in the production of soft drinks and bulk wine and grapes for the manufacturing of wine and spirits.

Barley, malt and cans

In Chile, the Company obtains its barley and malt supply both from local producers and the international market. Long-term supply agreements are entered into with local producers where the barley price is set annually according to prevailing market prices, which are used to determine the malt price according to the agreements. The purchases commitments made expose the Company to a raw material price fluctuation risk. During 2012, the Company purchased 48,396 tons (43,889 tons in 2011) of barley and 32,300 tons (24,317 tons in 2011) of malt. CCU Argentina acquires mainly malt from local producers. Such raw materials represent approximately 31% (29% in 2011 and 2010) of the direct cost of beer.

Of the cost of beer in Chile, the cost of cans represent 41% of the direct cost of raw materials (39% in 2011). Meanwhile in Argentina the cost of cans represents 24% of the direct cost of raw materials (29% in 2011).

Concentrates, Sugar and plastic containers

The main raw materials used in the production of non-alcoholic beverages are concentrates, which are mainly acquired from licensees, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks of these raw materials, which jointly represent 56% (55% in 2011 and 52% in 2010) of the direct cost of non-alcoholic beverages.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Grapes and wine

The main raw material used by the subsidiary VSPT for wine production are harvested grapes from own production and grapes and wines acquired from third parties through long term and spot contracts. Approximately 28% (27% in 2011) of the export wine supply comes from its own vineyards. The 72% (73% in 2011) remaining of the supply is purchased from producers in form of long term and spot contracts.

During 2012, the subsidiary VSPT acquired 59% (65% in 2011) of the necessary grapes and wine from third parties through spot contracts. In addition, it also enters into long-term transactions that represent 13% of total supply and minimizes the risk price of raw material.

The Company does not carry out hedging activities over all these raw material purchases.

Raw material price sensitivity Analysis

The total direct cost in the Consolidated Statement of Income for 2012 amounts to ThCh$ 361,570,855 (ThCh$ 372,626,307 in 2011 and ThCh$ 275,058,113 in 2010). Assuming a reasonably possible increase (decrease) in the direct cost of each segment of 8% and maintaining constant all the rest of the variables, such as exchange rates, the aforesaid increase (decrease) would hypothetically result into a loss (income) of ThCh$ 7,288,550 (ThCh$ 6,783,393 in 2011 and ThCh$ 6,175,942 in 2010) for Beer Chile, ThCh$ 5,018,556 (ThCh$ 4,867,084 in 2011 and ThCh$ 3,510,028 in 2010) for  Beer Argentina, ThCh$ 8,584,592 (ThCh$ 7,655,225 in 2011 and ThCh$ 6,581,027 in 2010) for non-alcoholic beverages, ThCh$ 6,553,854 (ThCh$ 6,076,016 in 2011 and ThCh$ 5,607,456 in 2010) for Wines and
ThCh$ 2,546,142 (ThCh$ 1,825,378 in 2011 and ThCh$ 1,368,445 in 2010) for Spirits.

Credit risk

The credit risk to which the Company is exposed originates from: a) the commercial accounts receivable maintained with retail clients, wholesale distributors and supermarket chains of domestic markets; b) accounts receivable from exports; and c) financial facilities maintained with Banks and financial institutions, such as demand deposits, mutual funds investments, facilities acquired under resale commitments and derivative financial instruments.

Domestic market

The credit risk related to commercial collectible accounts of domestic markets is administered by the Loan and Collection Administration Officer, and it is monitored by the Loan Committee of each business unit. The Company has a wide client base that is subject to the policies, procedures and controls established by the Company. The loan limits are established for all clients on the basis of an internal qualification and payment performance. Outstanding commercial accounts receivable are regularly monitored. In addition, the Company acquires loan insurances covering 90% of the individually significant accounts receivable balances, a coverage that as of December 31, 2012, amounts to 85% (84% as of December 31, 2011) of the total accounts receivable.

Overdue but not impaired commercial accounts receivable corresponds to clients that show delays of less than 21.5 days (18.1 days in 2011).

As of December 31, 2012, the Company had approximately 803 clients (811 clients as of December 31, 2011) indebted in over Ch$ 10 million each that together represent approximately 85% (85% in 2011) of the total commercial accounts receivable. There were 182 clients (194 clients as of December 31, 2011) with balances over Ch$ 50 million each, representing approximately 75% (74% in 2011) of the total accounts receivable. The 93% (92% in 2011) of such accounts receivable are covered by the loan insurance.

The Company believes that no additional credit risk provisions are needed to the individual and collective provisions determined at December 31, 2012, as a large percentage of these are covered by insurance.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Exports market

The loan risk related to accounts receivable for exports is administered by VSPT Head of Loan and Collection, and it is monitored by VSPT Administration and Finance Officer. The Company has a large client base, in over eighty countries, which are subject to the policies, procedures and controls established by the Company. In addition, the Company acquires loan insurance covering 96% (98% in 2011) of the individually significant accounts receivable, a coverage that as of December 31, 2012, amounts to 81% (81% in 2011) of the total accounts receivable. Pending payment of commercial accounts receivable is regularly monitored. Apart from the loan insurance, having diversified sales in different countries decreases the loan risk.

As of December 31, 2012, there were 75 clients (78 clients in 2011) indebted for over Ch$ 65 million each, which represent 87% (88% in 2011) of the total accounts receivable of the export market.

Overdue but not impaired commercial accounts receivable corresponds to clients that show delays of less than 42 days (28 days in 2011).

The Company estimates that no loan risk provisions are necessary in addition to the individual and collective provisions determined as of December 31, 2012. See analysis of accounts receivables maturities and losses due to impairment of accounts receivable (Note 15).

The Company has policies limiting the counterparty loan risk exposure with respect to financial institutions, and such exposures are frequently monitored. Consequently, the Company does not have significant concentration risk with any specific financial institutions as of December 31, 2012.

Liquidity risk

The Company administers liquidity risk at a consolidated level. The cash flows originated from operational activities being the main liquidity source. Additionally, the Company has the ability to issue debt and equity instruments in the capital market according to our needs.

To manage short-term liquidity, the Company considers projected cash flows for a twelve months moving period and maintains cash and cash equivalents available to meet its obligations.

Based on the current operational performance and its liquidity position, the Company estimates that cash flows provided by operating activities and the cash available shall be sufficient to finance working capital, capital investments, interest payments, dividend payments and debt payment requirements for the next 12-month period and the foreseeable future.

A summary of the Company’s financial liabilities with their maturities as of December 31, 2012 and 2011, based on the non-discounted contractual cash flows appears below:

As of December 31, 2012	Book value	Contractual flows maturities
		Less than 1 year	Between 1 and 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	81,963,852	38,306,377	40,685,987	1,772,491	80,764,855
Bonds payable	152,835,990	8,533,797	94,640,190	87,626,906	190,800,893
Financial leases obligations	16,479,152	1,418,678	5,883,498	27,861,359	35,163,535
Deposits for return of bottles and containers	11,861,158	11,861,158	-	-	11,861,158
Sub-Total	263,140,152	60,120,010	141,209,675	117,260,756	318,590,441
Derivative financial liabilities
Liability coverage	361,838	204,017	164,017	-	368,034
Derivative hedge liabilities	495,012	495,012	-	-	495,012
Sub-Total	856,850	699,029	164,017	-	863,046
Total	263,997,002	60,819,039	141,373,692	117,260,756	319,453,487
View current and non current book value in Note 6

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

As of December 31, 2011	Book value	Contractual flows maturities
		Less than 1 year	Between 1 and 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	74,089,495	66,634,850	8,546,233	-	75,181,083
Bonds payable	151,973,634	8,481,485	94,631,248	89,435,285	192,548,018
Financial leases obligations	16,078,576	1,558,994	6,002,130	28,318,094	35,879,218
Deposits for return of bottles and containers	11,908,708	11,908,708	-	-	11,908,708
Sub-Total	254,050,413	88,584,037	109,179,611	117,753,379	315,517,027
Derivative financial liabilities
Liability coverage	4,513,397	5,649,112	97,631	-	5,746,743
Derivative hedge liabilities	405,399	405,399	-	-	405,399
Sub-Total	4,918,796	6,054,511	97,631	-	6,152,142
Total	258,969,209	94,638,548	109,277,242	117,753,379	321,669,169
View current and non current book value in Note 6

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 6 Financial Instruments

Financial instruments categories

The following are the book values of each financial instrument category at the closing of each year:

	As of December 31, 2012		As of December 31, 2011
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$

Cash and cash equivalents	102,337,275	-	178,065,758	-
Other financial assets	1,380,474	65,541	3,943,959	194,669
Accounts receivable – trade and other receivables (net)	204,570,870	-	193,065,252	-
Accounts receivable from related companies	9,611,990	414,115	9,895,877	418,922
Total financial assets	317,900,609	479,656	384,970,846	613,591
Bank borrowings	37,526,738	44,437,114	66,488,280	7,601,215
Bonds payable	4,414,725	148,421,265	4,311,026	147,662,608
Financial leases obligations	371,748	16,107,404	479,928	15,598,648
Deposits for return of bottles and containers	11,861,158	-	11,908,708	-
Derivatives	495,012	-	405,399	-
Derivative hedge liabilities	204,886	156,952	4,420,428	92,969
Total Other non-financial liabilities (*)	54,874,267	209,122,735	88,013,769	170,955,440
Account payable - trade and other payables	165,392,448	724,930	166,203,620	-
Accounts payable to related companies	8,013,545	2,391,810	7,985,452	2,484,790
Total financial liabilities	228,280,260	212,239,475	262,202,841	173,440,230

(*) See Note 27 Others financial liabilities

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Financial instruments fair value

The following tables show the fair values, based on the financial instrument categories, as compared to the book value included in the Consolidated Statements of Financial Position:

a)     Composition of financial assets and liabilities:

	As of December 31, 2012		As of December 31, 2011
	Book Value	Fair Value	Book Value	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	102,337,275	102,337,275	178,065,758	178,065,758
Other financial assets	1,446,015	1,446,015	4,138,628	4,138,628
Accounts receivable – trade and other receivables (net)	204,570,870	204,570,870	193,065,252	193,065,252
Accounts receivable from related companies	10,026,105	10,026,105	10,314,799	10,314,799
Total financial assets	318,380,265	318,380,265	385,584,437	385,584,437
Bank borrowings	81,963,852	80,144,744	74,089,495	73,841,032
Bonds payable	152,835,990	155,225,274	151,973,634	145,222,665
Financial leases obligations	16,479,152	22,954,053	16,078,576	18,197,614
Deposits for return of bottles and containers	11,861,158	11,861,158	11,908,708	11,908,708
Derivatives	495,012	495,012	405,399	405,399
Derivative hedge liabilities	361,838	361,838	4,513,397	4,513,397
Total Other non-financial liabilities	263,997,002	271,042,079	258,969,209	254,088,815
Accounts payable - trade and other payables	166,117,378	166,117,378	166,203,620	166,203,620
Accounts payable to related companies	10,405,355	10,405,355	10,470,242	10,470,242
Total financial liabilities	440,519,735	447,564,812	435,643,071	430,762,677

The book value of current accounts receivable, cash and cash equivalents and other financial assets and liabilities are approximate fair value due to the short-term nature of such facilities. In the case of accounts receivable, due to the fact that any collection loss is already reflected in the impairment loss provision.

The fair value of non-derivative financial assets and liabilities that are not quoted in active markets are estimated through the use of discounted cash flows calculated on market variables observed as of the date of the financial statements. The fair value of derivative instruments is estimated through the discount of future cash flows, determined according to information observed in the market     or to variables and prices obtained from third parties.

b)     Financial instruments as per category:

As of December 31, 2012	Fair value with changes in income	Cash and cash equivalents, loans and accounts receivables	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Derivative financial instruments	153,223	-	65,541	218,764
Marketable securities and investments in other companies	1,227,251	-	-	1,227,251
Total others financial assets	1,380,474	-	65,541	1,446,015
Cash and cash equivalents	-	102,337,275	-	102,337,275
Accounts receivable – trade and other receivables (net)	-	204,570,870	-	204,570,870
Accounts receivable from to related companies	-	10,026,105	-	10,026,105
Total	1,380,474	316,934,250	65,541	318,380,265

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

As of December 31, 2012	Fair value with changes in income	Hedge derivatives	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Liabilities
Bank borrowings	-	-	81,963,852	81,963,852
Bonds payable	-	-	152,835,990	152,835,990
Financial leases obligations	-	-	16,479,152	16,479,152
Deposits for return of bottles and containers	-	-	11,861,158	11,861,158
Derivative financial instruments	495,012	361,838	-	856,850
Total Others financial liabilities	495,012	361,838	263,140,152	263,997,002
Accounts payable - trade and other payables	-	-	166,117,378	166,117,378
Accounts payable to related companies	-	-	10,405,355	10,405,355
Total	495,012	361,838	439,662,885	440,519,735

As of December 31, 2011	Fair value with changes in income	Cash and cash equivaletns and Loans and accounts receivables	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Derivative financial instruments	2,607,349	-	396,459	3,003,808
Marketable securities and investments in other companies	1,134,820	-	-	1,134,820
Total others financial assets	3,742,169	-	396,459	4,138,628
Cash and cash equivalents	-	178,065,758	-	178,065,758
Accounts receivable – trade and other receivables (net)	-	193,065,252	-	193,065,252
Accounts receivable from to related companies	-	10,314,799	-	10,314,799
Total	3,742,169	381,445,809	396,459	385,584,437

As of December 31, 2011	Fair value with changes in income	Hedge derivatives	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Liabilities
Bank borrowings	-	-	74,089,495	74,089,495
Bonds payable	-	-	151,973,634	151,973,634
Financial leases obligations	-	-	16,078,576	16,078,576
Deposits for return of bottles and containers	-	-	11,908,708	11,908,708
Derivative financial instruments	405,399	4,513,397	-	4,918,796
Total others financial liabilities	405,399	4,513,397	254,050,413	258,969,209
Accounts payable - trade and other payables	-	-	166,203,620	166,203,620
Accounts payable to related entities	-	-	10,470,242	10,470,242
Total	405,399	4,513,397	430,724,275	435,643,071

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Derivative Instruments

The detail of maturities, number of derivative agreements, contracted nominal amounts, fair values and the classification of such derivative instruments as per type of agreement at the closing of each year is as follows:

	As of December 31, 2012				As of December 31, 2011
	Number Agreements	Nominal amounts thousand	Asset	Liability	Number Agreements	Nominal amounts thousand	Asset	Liability
			ThCh$	ThCh$			ThCh$	ThCh$
Cross currency interest rate swaps USD/EURO	-	-	-	-	1	4,476	194,531	35,005
Less than a year	-	-	-	-	-	40	-	35,005
Between 1 and 5 years	-	-	-	-	1	4,436	194,531	-
Cross currency interest rate swaps USD/EURO	1	4,483	65,541	34,386	1	4,461	201,928	-
Less than a year	-	47	-	34,386	1	4,461	201,928	-
Between 1 and 5 years	1	4,436	65,541	-	-	-	-	-
Cross currency interest rate swaps USD/EURO	1	3,900	-	97,842	1	70,089	-	4,306,834
Less than a year	1	3,900	-	97,842	1	70,089	-	4,306,834
Cross interest rate swaps USD/USD	1	10,107	-	229,610	1	10,091	-	171,558
Less than a year	-	107	-	72,658	-	91	-	78,590
Between 1 and 5 years	1	10,000	-	156,952	1	10,000	-	92,968
Forwards USD	17	55,692	119,822	430,580	23	59,609	2,532,570	390,213
Less than a year	17	55,692	119,822	430,580	23	59,609	2,532,570	390,213
Forwards Euro	6	2,132	22,569	64,432	9	(57)	67,807	8,406
Less than a year	6	2,132	22,569	64,432	9	(57)	67,807	8,406
Forwards CAD	1	(2,740)	1,932	-	4	(2,480)	3,642	6,545
Less than a year	1	(2,740)	1,932	-	4	(2,480)	3,642	6,545
Forwards GBP	3	(1,432)	8,899	-	4	(1,438)	3,330	235
Less than a year	3	(1,432)	8,899	-	4	(1,438)	3,330	235
Total derivative instruments	30		218,763	856,850	44		3,003,808	4,918,796

These derivative agreements have been entered into as a hedge of exchange rate risk exposure. In the case of forwards, the Company does not comply with the formal requirements for hedging classification; consequently their effects are recorded in Income, in Other gain (loss), separately from the hedged item.

In the case of Cross Currency Interest Rate Swaps and the Cross Interest Rate Swap, these qualify as cash flow hedges  related to loans from Banco del Estado de Chile (debt ceded by BBVA S.A. New York Branch), Banco de Chile and Banco Scotiabank, see additional disclosures in Note 27.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

As of December 31, 2012
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	ThCh$	Currency	ThCh$	ThCh$
Scotiabank	Interest rate and exchange rate fluctuation in loans	USD	1,872,482	EUR	1,970,324	(97,842)	03/26/2013
Banco de Chile	Interest rate and exchange rate fluctuation in loans	USD	2,162,489	EUR	2,131,334	31,155	07/11/2016
Banco de Chile	Interest rate and exchange rate fluctuation in loans	USD	4,875,173	USD	5,104,783	(229,610)	07/07/2016

As of December 31, 2011
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	ThCh$	Currency	ThCh$	ThCh$
Banco BBVA	Interest rate and exchange rate fluctuation in loans	USD	36,602,431	UF	40,909,265	(4,306,834)	11.23.2012
Banco de Chile	Interest rate and exchange rate fluctuation in loans	USD	2,318,852	EUR	2,116,924	201,928	07.11.2012
Banco de Chile	Interest rate and exchange rate fluctuation in loans	USD	2,341,092	EUR	2,181,566	159,526	07.11.2016
Banco de Chile	Interest rate and exchange rate fluctuation in loans	USD	5,278,466	USD	5,450,024	(171,558)	07.07.2016

The Consolidated Statement of Other Comprehensive Income includes under the caption cash flow hedge, for the years ended December 31, 2012, 2011 and 2010, a debit after income taxes of ThCh$ 826,120, ThCh$ 239,524 and ThCh$ 429,445, respectively, relating to the fair value of the Cross Currency Interest Swap derivative instruments.

Fair value hierarchies

The financial instruments recorded at fair value in the Statement of Financial Position are classified as follows, depending on the method used to obtain their fair values:

Level 1                  Fair value obtained through direct reference to quoted market prices, without any adjustment.

Level 2                  Fair value obtained through the use of valuation models accepted in the market and based on prices different from those of Level 1, which may be directly or indirectly observed as of the measurement date (adjusted prices).

Level 3                  Fair value obtained through internally developed models or methodologies that use information which may not be observed or which is illiquid.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

The fair value of financial facilities recorded at fair value in the Statement of Financial Position, are as follows:

As of December 31, 2012	Recorded Fair Value	Fair Value Hierarchy
	ThCh$	Level 1	Level 2	Level 3
		ThCh$	ThCh$	ThCh$
Derivative financial instruments	153,222	-	153,222	-
Market securities and investments in other companies	1,227,251	1,227,251	-	-
Derivative hedge assets	65,541	-	65,541	-
Fair value financial assets	1,446,014	1,227,251	218,763	-
Derivative hedge liabilities	361,838	-	361,838	-
Derivative financial instruments	495,012	-	495,012	-
Fair value financial liabilities	856,850	-	856,850	-

As of December 31, 2011	Recorded Fair Value	Fair Value Hierarchy
	ThCh$	Level 1	Level 2	Level 3
		ThCh$	ThCh$	ThCh$
Derivative financial instruments	2,607,349	-	2,607,349	-
Market securities and investments in other companies	1,134,820	1,134,820	-	-
Derivative hedge assets	396,459	-	396,459	-
Fair value financial assets	4,138,628	1,134,820	3,003,808	-
Derivative hedge liabilities	4,513,397	-	4,513,397	-
Derivative financial instruments	405,399	-	405,399	-
Fair value financial liabilities	4,918,796	-	4,918,796	-

During year ended as of December 31, 2012, the Company has not made any significant instrument transfer between levels 1 and 2.

Credit Quality of financial assets

The Company uses two credit assessment systems for its clients: a) Clients with loan insurance are assessed according to the external risk criteria (trade reports, non-compliance and protested documents that are available in the local market), payment capability and equity situation required by the insurance company to grant a loan coverage; b) All other the clients are assessed through an ABC risk model, which considers internal risk (non-compliance and protested documents), external risk (trade reports, non-compliance and protested documents that  are available in the local market) payment capacity and equity situation. The uncollectible rate during the last two years has not been significant.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 7 Financial Information as per operating segments

The Company’s operations are presented in six operating segments, with corporate expense presented separately. The accounting policies used for each segment are the same as those used in the Consolidated Financial Statements described in Note 2.3.

Segment	Operations included in the segments
Beer Chile	Cervecera CCU Chile Ltda. and Compañía Cervecera Kunstmann S.A.
CCU Argentina	CCU Argentina S.A., Compañía Industrial Cervecera S.A., Doña Aída S.A. and Don Enrique Pedro S.A.
Non alcoholic	Embotelladoras Chilenas Unidas S.A. , Aguas CCU-Nestlé Chile S.A. and Vending CCU Ltda.
Wine	Viña San Pedro Tarapacá S.A.
Spirits	Compañía Pisquera de Chile S.A.
Others (*)	UES and UAC

(*) UES: Strategic Service Units: Transportes CCU Limitada, Comercial CCU S.A. and Fábrica de Envases Plásticos S.A.
UAC: Corporate Support Units located in the Parent Company.
In addition this segment presents the elimination of transactions between segments.

The Company’s operations are carried out primarily in Chile and Argentina, the latter includes exclusively segments of beers, cider and wines in the domestic market sales. The rest of the segments operate only in Chile.

The Company does not have any customers representing more than 10% of consolidated revenues.

The detail of the segments is presented in the following tables.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Information as per operating segments for the year ended as of December 31, 2012 and 2011:

	Beer Chile		CCU Argentina		Non alcoholic		Wines		Spirits		Others		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	316,545,195	309,286,574	246,140,112	216,194,072	287,312,904	243,329,756	144,593,467	132,933,733	62,055,212	49,360,939	5	-	1,056,646,895	951,105,074
Other income	3,739,080	3,208,076	4,777,057	4,488,308	1,222,039	1,226,330	4,642,408	5,390,734	1,403,545	492,143	3,258,870	3,640,006	19,042,999	18,445,597
Sales revenue between segments	559,331	521,953	78,860	220,708	3,597,936	3,953,248	321,491	23,820	93,569	1,082,518	(4,651,187)	(5,802,247)	-	-
Net sales	320,843,606	313,016,603	250,996,029	220,903,088	292,132,879	248,509,334	149,557,366	138,348,287	63,552,326	50,935,600	(1,392,312)	(2,162,241)	1,075,689,894	969,550,671
Change %	2.5	-	13.6	-	17.6	-	8.1	-	24.8	-	-	-	10.9
Cost of Sales	(130,587,289)	(122,416,520)	(97,711,455)	(91,236,912)	(138,906,303)	(123,713,022)	(95,634,950)	(89,849,938)	(38,864,930)	(29,153,030)	8,617,680	8,507,887	(493,087,247)	(447,861,536)
% of Net sales	40.7	39.1	38.9	41.3	47.5	49.8	63.9	64.9	61.2	57.2	-	-	45.8	46.2
Gross Margin	190,256,317	190,600,083	153,284,574	129,666,176	153,226,576	124,796,312	53,922,416	48,498,349	24,687,396	21,782,570	7,225,368	6,345,646	582,602,647	521,689,135
MSD&A (1)	(105,512,857)	(97,195,786)	(125,399,631)	(100,412,990)	(107,666,627)	(88,697,801)	(43,175,330)	(40,241,921)	(18,516,311)	(15,591,794)	(4,972,009)	(6,867,078)	(405,242,765)	(349,007,370)
% of Net sales	32.9	31.1	50.0	45.5	36.9	35.7	28.9	29.1	29.1	30.6	-	-	37.7	36.0
Other operating income (expenses)	358,389	678,693	296,946	(52,044)	(213,583)	1,041,356	306,013	2,165,898	1,601,331	192,244	1,479,233	3,204,267	3,828,329	7,230,414
Operating Result before Exceptional Items (EI)	85,101,849	94,082,990	28,181,889	29,201,142	45,346,366	37,139,867	11,053,099	10,422,326	7,772,416	6,383,020	3,732,592	2,682,835	181,188,211	179,912,179
Change %	(9.5)	-	(3.5)	-	22.1	-	6.1	-	21.8	-	-	-	0.7
% of Net sales	26.5	30.1	11.2	13.2	15.5	14.9	7.4	7.5	12.2	12.5	-	-	16.8	18.6
Exceptional items (EI) (2)	-	5,328,789	-	(384,107)	-	1,235,685	-	6,467,220	-	307,071	-	(49,284)	-	12,905,374
Operating Result (3)	85,101,849	99,411,779	28,181,889	28,817,035	45,346,366	38,375,552	11,053,099	16,889,546	7,772,416	6,690,091	3,732,592	2,633,551	181,188,211	192,817,553
Change %	(14.4)		(2.2)		18.2		(34.6)		16.2	-	-	-	(6.0)
% of Net sales	26.5	31.8	11.2	13.0	15.5	15.4	7.4	12.2	12.2	13.1	-	-	16.8	19.9
Net financial expense	-	-	-	-	-	-	-	-	-	-	-	-	(9,362,207)	(7,324,356)
Equity and income of joint venture	-	-	-	-	-	-	-	-	-	-	-	-	(177,107)	(698,253)
Foreign currency exchange differences	-	-	-	-	-	-	-	-	-	-	-	-	(1,002,839)	(1,078,604)
Results as per adjustment units	-	-	-	-	-	-	-	-	-	-	-	-	(5,057,807)	(6,728,451)
Other gains (losses)	-	-	-	-	-	-	-	-	-	-	-	-	(4,478,021)	3,010,058
Income before taxes	-	-	-	-	-	-	-	-	-	-	-	-	161,110,230	179,997,947
Income taxes	-	-	-	-	-	-	-	-	-	-	-	-	(37,133,330)	(45,195,746)
Income of year	-	-	-	-	-	-	-	-	-	-	-	-	123,976,900	134,802,201
Non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	9,544,167	12,050,607
Net income attributable to equity holders of the parent	-	-	-	-	-	-	-	-	-	-	-	-	114,432,733	122,751,594
Depreciation and amortization	19,256,773	16,165,010	6,939,340	5,897,854	11,965,428	10,427,300	6,566,207	6,418,774	2,063,116	1,877,002	7,969,256	6,996,063	54,760,120	47,782,003
ORBDA before EI	104,358,622	110,248,000	35,121,229	35,098,996	57,311,794	47,567,167	17,619,306	16,841,100	9,835,532	8,260,022	11,701,848	9,678,898	235,948,331	227,694,182
Change %	(5.3)	-	0.1	-	20.5	-	4.6	-	19.1	-	-	-	3.6	-
% of Net sales	32.5	35.2	14.0	15.9	19.6	19.1	11.8	12.2	15.5	16.2	-	-	21.9	23.5
ORBDA (4)	104,358,622	115,576,789	35,121,229	34,714,889	57,311,794	48,802,852	17,619,306	23,308,320	9,835,532	8,567,093	11,701,848	9,629,614	235,948,331	240,599,556
Change %	(9.7)	-	1.2	-	17.4	-	(24.4)	-	14.8	-	-	-	(1.9)
% of Net sales	32.5	36.9	14.0	15.7	19.6	19.6	11.8	16.8	15.5	16.8	-	-	21.9	24.8

(1) MSD&A, included Marketing, Selling, Distribution and Administrative expenses

(2) The Company has considered this result as a Exceptional items (EI) related to earthquake insurance compensation for an amount of ThCh$ 13,289,481 (Note 12) and restructuring charges of cider business in Argentina for an amount of ThCh$ 384,107, both figures for the year 2011.

(3) Operating result (For management purposes we have defined as earnings before other gains (losses), net financial expense, equity and income of joint venture, foreign currency exchange differences, result as per adjustment units and income taxes).

(4) ORBDA (For management purpose we have defined as Operating Result before Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Information as per operating segments for the year ended as of December 31, 2011 and 2010:

	Beer Chile		CCU Argentina		Non alcoholic		Wines		Spirits		Others		Total
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	309,286,574	283,448,500	217,024,984	151,951,892	243,329,756	218,841,014	132,933,733	125,789,685	49,360,939	40,596,038	(830,913)	-	951,105,073	820,627,129
Other income	3,208,076	2,924,908	3,657,396	2,227,059	1,226,330	1,152,031	5,390,734	6,483,603	492,143	1,183,682	4,470,919	3,659,915	18,445,598	17,631,198
Sales revenue between segments	521,953	1,607,870	220,708	2,184,291	3,953,248	3,482,580	23,820	19,228	1,082,518	1,437,904	(5,802,247)	(8,731,873)	-	-
Net sales	313,016,603	287,981,278	220,903,088	156,363,242	248,509,334	223,475,625	138,348,287	(132,292,516)	50,935,600	43,217,624	(2,162,241)	(5,071,958)	969,550,671	838,258,327
Change %	8.7	-	41.3	-	11.2	-	4.6	-	17.9	-	-	-	15.7	-
Cost of Sales	(122,416,520)	(113,816,292)	(91,236,912)	(66,542,994)	(123,713,022)	(106,397,800)	(89,849,938)	(83,875,956)	(29,153,030)	(22,621,716)	8,507,887	11,709,998	(447,861,535)	(381,544,760)
% of Net sales	39.1	39.5	41.3	42.6	49.8	47.6	64.9	63.4	57.2	52.3	-	-	46.2	45.5
Gross Margin	190,600,083	174,164,986	129,666,176	89,820,248	124,796,312	117,077,825	48,498,349	48,416,560	21,782,570	20,595,908	6,345,646	6,638,040	521,689,136	456,713,567
MSD&A (1)	(97,195,786)	(89,203,343)	(100,412,990)	(68,006,318)	(88,697,801)	(83,171,823)	(40,241,921)	(38,371,656)	(15,591,794)	(14,368,401)	(6,867,078)	(7,964,195)	(349,007,370)	(301,085,736)
% of Net sales	31.1	31.0	45.5	43.5	35.7	37.2	29.1	29.0	30.6	33.2	-	-	36.0	31.1
Other operating income (expenses)	678,693	332,914	(52,044)	214,423	1,041,356	299,155	2,165,898	210,669	192,244	181,860	3,204,267	232,786	7,230,414	1,471,807
Operating Result before Exceptional Items (EI)	94,082,990	85,294,557	29,201,142	22,028,353	37,139,867	34,205,157	10,422,326	10,255,573	6,383,020	6,409,367	2,682,835	(1,093,369)	179,912,180	157,099,638
Change %	10.3	-	32.6	-	8.6	-	1.6	-	(0.4)	-	-	-	14.5	-
% of Net sales	30.1	29.6	13.2	14.1	14.9	15.3	7.5	7.8	12.5	14.8	-	-	18.6	18.7
Exceptional items (EI) (2)	5,328,789	-	(384,107)	-	1,235,685	-	6,467,220	-	307,071	-	(49,284)	6,790,933	12,905,374	6,790,933
Operating Result (3)	99,411,779	85,294,557	28,817,035	22,028,353	38,375,552	34,205,157	16,889,546	10,255,573	6,690,091	6,409,367	2,633,551	5,697,564	192,817,554	163,890,571
Change %	16.6		30.8		12.2		64.7		4.4		-	-	17.7
% of Net sales	31.8	29.6	13.0	14.1	15.4	15.3	12.2	7.8	13.1	14.8	-	-	19.9	19.6
Net financial expense	-	-	-	-	-	-	-	-	-	-	-	-	(7,324,356)	(8,285,580)
Equity and income of joint venture	-	-	-	-	-	-	-	-	-	-	-	-	(698,253)	(683,652)
Foreign currency exchange differences	-	-	-	-	-	-	-	-	-	-	-	-	(1,078,604)	(1,400,700)
Results as per adjustment units	-	-	-	-	-	-	-	-	-	-	-	-	(6,728,451)	(5,075,841)
Other gains (losses)	-	-	-	-	-	-	-	-	-	-	-	-	3,010,058	(654,683)
Income before taxes	-	-	-	-	-	-	-	-	-	-	-	-	179,997,948	147,790,115
Income taxes	-	-	-	-	-	-	-	-	-	-	-	-	(45,195,746)	(27,853,445)
Income of year	-	-	-	-	-	-	-	-	-	-	-	-	134,802,202	119,936,670
Non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	12,050,607	9,237,155
Net income attributable to equity holders of the parent	-	-	-	-	-	-	-	-	-	-	-	-	122,751,595	110,699,515
Depreciation and amortization	16,165,010	15,746,565	5,897,854	4,850,511	10,427,300	9,617,800	6,418,774	6,471,661	1,877,002	1,671,960	6,996,063	6,842,322	47,782,003	45,200,819
ORBDA before EI	110,248,000	101,041,122	35,098,996	26,878,864	47,567,167	43,822,957	16,841,100	16,727,234	8,260,022	8,081,327	9,678,898	5,748,953	227,694,183	202,300,457
Change %	9.1	-	30.6	-	8.5	-	0.7	-	2.2	-	-	-	12.6	-
% of Net sales	35.2	35.1	15.9	17.2	19.1	19.6	12.2	12.6	16.2	18.7	-	-	23.5	24.1
ORBDA (4)	115,576,789	101,041,122	34,714,889	26,878,864	48,802,852	43,822,957	23,308,320	16,727,234	8,567,093	8,081,327	9,629,614	12,539,886	240,599,557	209,091,390
Change %	14.4	-	29.2	-	11.4	-	39.3	-	6.0	-	-	-	15.1	-
% of Net sales	36.9	35.1	15.7	17.2	19.6	19.6	16.8	12.6	16.8	18.7	-	-	24.8	24.9

(1) MSD&A, included Marketing, Selling, Distribution and Administrative expenses

(2) The Company has considered this result as a Exceptional items (EI) related to earthquake insurance compensation for an amount of ThCh$ 13,289,481 (Note 12) and restructuring charges of cider business in Argentina for an amount of ThCh$ 384,107, both figures for the year 2011 and ThCh$ 6,790,933 for the year 2010, related to the sale of land in Perú (Note 13).

(3) Operating result (For management purposes we have defined as earnings before other gains (losses), net financial expense, equity and income of joint venture, foreign currency exchange differences, result as per adjustment units and income taxes).

(4) ORBDA (For management purpose we have defined as Operating Result before Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Sales information by geographic location

Net sales per geographical location	For the years ended December 31,
	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Chile	816,748,846	739,131,946	671,601,022
Argentina	258,941,048	230,418,725	166,657,305
Total	1,075,689,894	969,550,671	838,258,327

See distribution of domestic and exports revenues in Note 9.

Depreciation and amortization as per segment

Property, plant and equipment depreciation and amortization of software	For the years ended December 31,
	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Beer Chile	19,256,773	16,165,010	15,746,565
CCU Argentina	6,939,340	5,897,854	4,850,511
Non alcoholic	11,965,428	10,427,300	9,617,800
Wine	6,566,207	6,418,774	6,471,661
Spirits	2,063,116	1,877,002	1,671,960
Others (1)	7,969,256	6,996,063	6,842,322
Total	54,760,120	47,782,003	45,200,819

(1) Other includes depreciation and amortization corresponding to the Corporate Support Units and Strategic Service Units.

Capital expenditures as per segment

Capital expenditures (property, plant and equipment and software additions)	For the years ended December 31,
	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Beer Chile	23,220,813	23,504,694	28,929,985
CCU Argentina	26,945,555	13,994,020	9,483,055
Non alcoholic	27,659,048	14,758,599	15,347,030
Wine	9,137,730	8,309,162	4,115,074
Spirits	1,844,317	1,030,063	828,196
Others (1)	28,838,059	16,250,389	5,692,824
Total	117,645,522	77,846,927	64,396,164

(1) Other includes the capital investments corresponding to the Corporate Support Units and Strategic Service Units.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Assets per segment

Assets per segment	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Beer Chile	243,325,487	238,807,609
CCU Argentina	164,191,856	165,731,024
Non alcoholic	196,286,454	175,730,472
Wine	270,696,952	270,024,508
Spirits	67,168,488	58,743,558
Others (1)	384,778,503	389,327,339
Total	1,326,447,740	1,298,364,510

(1) Other includes goodwill and the assets corresponding to the Corporate Support Units and Strategic Service Units.

Assets per geographic location

Assets per geographical location	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Chile	1,114,620,964	1,116,359,416
Argentina	211,826,776	182,005,094
Total	1,326,447,740	1,298,364,510

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Segment’s additional information

The Consolidated Statement of Income classified according to the Company’s operations management is as follows:

Consolidated Statement of Income	Notes	For the years ended December 31,
		2012	2011	2010
		ThCh$	ThCh$	ThCh$
Net sales		1,056,646,895	951,105,074	820,627,129
Other income		19,042,999	18,445,597	17,631,198
Net sales	9	1,075,689,894	969,550,671	838,258,327
Change %		10.9	15.7	-
Cost of sales		(493,087,247)	(447,861,536)	(381,544,760)
% of net sales		45.8	46	46
Gross margin		582,602,647	521,689,135	456,713,567
MSD&A (1)		(405,242,765)	(349,007,370)	(301,085,736)
% of net sales		37.7	36.0	31.1
Other operating income (expenses)		3,828,329	7,230,414	1,471,807
Operating result before exceptional items (EI)		181,188,211	179,912,179	157,099,638
Change %		0.71	14.5
% of net sales		16.8	18.6	18.7
Exceptional items (EI) (2)		-	12,905,374	6,790,933
Operating result (3)		181,188,211	192,817,553	163,890,571
Change %		(6.0)	17.7	-
% of net sales		16.8	19.9	19.6
Net financial expense	11	(9,362,207)	(7,324,356)	(8,285,580)
Equity and income of joint venture	19	(177,107)	(698,253)	(683,652)
Foreign currency exchange differences	11	(1,002,839)	(1,078,604)	(1,400,700)
Result as per adjustment units	11	(5,057,807)	(6,728,451)	(5,075,841)
Other gains (losses) net	13	(4,478,021)	3,010,058	(654,683)
Income before taxes		161,110,230	179,997,947	147,790,115
Income taxes	26	(37,133,330)	(45,195,746)	(27,853,445)
Net income of year		123,976,900	134,802,201	119,936,670
Non-controlling interests	32	9,544,167	12,050,607	9,237,155
Equity holders of the parent		114,432,733	122,751,594	110,699,515
Depreciation and amortization		54,760,120	47,782,003	45,200,819
ORBDA before EI		235,948,331	227,694,182	202,300,457
Change %		3.6	12.6	-
% of net sales		21.9	23.5	24.1
ORBDA (4)		235,948,331	240,599,556	209,091,390
Change %		(1.9)	15.1	-
% of net sales		21.9	24.8	24.9

See definition of (1), (2), (3) and (4) in information as per operating segment.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Information per segments of joint ventures

The Company’s Management reviews the financial position and the operating results of all its joint ventures described in Note 19. The information that appears below relates to 100% joint ventures: Viña Valles de Chile S.A. (wine segment), Cervecería Austral S.A. (beer segment) and Foods Compañía de Alimentos CCU S.A. (foods segment), which represents the figures that have not been consolidated in the Company’s financial statements as joint ventures are accounted for under the equity method, as explained in Note 2.2.

The figures for 100% each entity in summary form are as follows:

	As of December 31, 2012			As of December 31, 2011			As of December 31, 2010
	Valles de Chile S.A. (1)	Cervecería Austral S.A. (1)	Foods S.A.	Valles de Chile S.A. (1)	Cervecería Austral S.A. (1)	Foods S.A.	Valles de Chile S.A. (1)	Cervecería Austral S.A. (1)	Foods S.A.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	-	6,633,014	20,529,548	5,249,831	6,742,979	18,963,856	5,102,297	6,178,320	17,941,651
Operating results	-	91,569	(413,580)	(1,611,372)	319,065	301,086	(931,429)	348,364	(872,545)
Income of year	-	95,114	(449,925)	(1,251,395)	260,699	(381,620)	(970,088)	304,816	(712,806)
Capital expenditures	-	703,445	1,009,462	281,811	694,159	1,530,179	1,013,222	668,497	1,282,212
Depreciation and amortization	-	(358,850)	(922,112)	(625,161)	(312,912)	(659,743)	(540,138)	(233,909)	(555,991)
Current assets	-	3,159,893	8,364,951	-	3,010,585	7,912,917	6,119,442	3,482,610	7,211,427
Non-current assets	-	4,270,639	27,321,395	-	3,864,213	27,263,481	13,533,153	3,368,334	26,194,670
Current liabilities	-	1,582,482	9,709,334	-	1,120,721	9,109,055	4,642,625	1,217,929	7,083,095
Non-current liabilities	-	231,159	727,260	-	205,455	367,666	481,547	202,752	241,705

(1) See Note 19.

Note 8 Business Combinations

a) Doña Aída S.A. and Don Enrique Pedro S.A.

Year 2010 and 2011 Acquisitions

On December 27, 2010, the following acquisitions of shares were executed through the subsidiary Compañía Industrial Cervecera S.A. (CICSA): (a) 71.456% of the shares and voting rights of Doña Aida S.A., which also owns 49.777% of Sáenz Briones & Cía. S.A.I.C. y C; (b) 71.467% of the shares and voting rights of Don Enrique Pedro S.A., which also owns 99.968% of Sidra La Victoria S.A., and (c) 0.4377% of the shares and voting rights of Sáenz Briones & Cía. S.A.I.C. y C., as a consequence CICSA became 50.215% owner of this last company.

On April 6, 2011, CICSA made an additional purchase of shares of 14.272% of Doña Aída S.A. and 14.2667% of Don Enrique Pedro S.A., through its subsidiary Compañía Industrial Cervecera S.A. (CICSA). As a consequence, CICSA became the owner of 85.728% and 85.734%, respectively, of these subsidiaries.

Subsequently, on September 20, 2011, CICSA, acquired the remaining percentage of the equity rights of Doña Aída S.A. and Don Enrique Pedro S.A. As a consequence CICSA became the owner of 100% of those subsidiaries. During December 2011, CICSA sold 5% of Doña Aida S.A. and Don Enrique Pedro S.A to CCU Argentina.

The Company disbursed for these transaction a total amount of ThCh$ 9,157,728 (ThCh$ 3,023,219 in 2011 and
ThCh$ 6,134,509 in 2010).

At the date of issue of these consolidated financial statements, fair values of assets, liabilities and contingent liabilities have been determined resulting in goodwill and intangible assets (See Note 20 and 21).

It is expected that the acquisition of these companies increases their productive capacities, through the expansion of their productive assets, growth in market share through the various brands market and participation in local and foreign markets, as well as operational improvements as a result of synergies obtained in the operational and administrative functions.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

b) Viña Valles de Chile S.A.

In the month of December 2011, Viña Valles de Chile S.A. became a subsidiary of Viña San Pedro Tarapacá S.A. as described in Note 19.

Year 2012 Acquisitions

As explained in Note 18, the Company has made a business combination during 2012.

Note 9 Net Sales

Net sales distributed between domestic and export, are as follows:

	For the years ended December 31,
	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Domestic sales	980,795,179	877,824,070	749,160,413
Exports sales	94,894,715	91,726,601	89,097,914
Total	1,075,689,894	969,550,671	838,258,327

Note 10 Nature of costs and expenses

Operational costs and expenses grouped by natural classification are as follows:

	For the years ended December 31,
	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Raw material cost	361,570,855	327,626,307	275,058,113
Materials and maintenance expense	27,740,998	25,709,929	23,901,442
Personal expense (1)	128,161,486	114,803,745	99,874,443
Transportation and distribution	154,488,838	123,422,050	103,311,030
Advertising and promotion expense	75,977,235	70,028,455	63,734,869
Lease expense	10,985,054	8,345,266	6,825,701
Energy expense	27,713,998	25,932,251	19,796,334
Depreciation and amortization	54,760,120	47,782,003	45,200,819
Other expenses	58,687,671	54,395,399	45,887,941
Total	900,086,255	798,045,405	683,590,692

(1)  See Note 31 Employee benefits.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 11 Financial results

The financial income composition is as follows:

Financial Results	For the years ended December 31,
	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Financial income	7,692,672	7,086,555	2,383,007
Financial cost	(17,054,879)	(14,410,911)	(10,668,587)
Foreign currency exchange differences	(1,002,839)	(1,078,604)	(1,400,700)
Result as per adjustment units	(5,057,807)	(6,728,451)	(5,075,841)
Total	(15,422,853)	(15,131,411)	(14,762,121)

Note 12 Other income by function

The detail of other income by function is as follows:

	For the years ended December 31,
	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Earthquake insurance compensation (1)	-	13,289,481	-
Others	5,584,572	8,022,806	2,432,003
Total	5,584,572	21,312,287	2,432,003

(1)   Earthquake insurance compensation

        As of December 31, 2010 the insurance claim process related to the damages caused by the earthquake of February 27, 2010, was still on going. The final liquidator´s report and its subsequent ratification by the parties were pending.

        As of December 31, 2010, the recovery of ThCh$ 27,315,436 related to the recorded book value of assets damaged and expenses incurred was considered to be virtually certain under IAS 37 by the Company.

        Of this amount, ThCh$ 21,721,759 was received in cash from the insurance company at December 31, 2010 and reflected in cash flow from operating activities. Additionally, ThCh$ 5,593,677 was recorded as an account receivable based on a confirmation from the insurance company, amount that was collected in the year 2011, when the insurance claims process was completed. At the date of such final settlement the total amount of the book value of the damaged assets and expenses incurred was ThCh$ 30,188,980, receiving a total compensation for ThCh$ 43,617,835, of which ThCh$ 21,896,076 was received during the year 2011 (See Note 14).

        As a result of it, a net positive effect of ThCh$ 13,289,481 was recorded in the Statement of Income during the year ended December 31, 2011. This result, which is an exceptional item one, includes compensation for the following:

1.     ThCh$ 8,481,854 as compensation for a)  the excess of net selling price over the cost basis for finished goods destroyed in the earthquake, and  b) business interruption.

2.     ThCh$ 4,807,627 as compensation for the excess of the replacement value over the cost basis for machinery and equipment.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 13 Other Gain and Loss

The detail of other gain (loss) items is as follows:

Other gain and (loss)	For the years ended December 31,
	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Result on sale of land (Perú) (*)	-	-	6,790,933
Results derivative contracts	(4,030,484)	2,459,262	(1,048,194)
Marketable securities to fair value	92,469	(227,034)	392,018
Other	(540,006)	777,830	1,493
Total	(4,478,021)	3,010,058	6,136,250

(*) For purposes of financial information as per operating segment (Note 7), the Company has considered these results as   Exceptional   Item (EI).

Note 14   Cash and cash equivalents

Cash and cash equivalent balances were as follows:

	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$	ThCh$
Cash	11,015	136,754	2,839,227
Overnight deposits	1,119,358	308,625	399,249
Bank balances	44,411,396	22,955,522	26,086,086
Time deposits	9,454,130	100,723,260	45,788,575
Investments in mutual funds	-	104,926	2,341,329
Securities purchased under resale agreements	47,341,376	53,836,671	74,202,786
Total	102,337,275	178,065,758	151,657,252

The currency composition of cash and cash equivalents at December 31, 2012, is as follows:

As of December 31, 2012	Chilean Peso	Unidad de Fomento	US Dollar	Euro	Argentine Peso	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash	10,659	-	356	-	-	-	11,015
Overnight deposits	1,119,358	-	-	-	-	-	1,119,358
Bank balances	26,813,548	-	412,941	303,571	16,847,635	33,701	44,411,396
Time deposits	8,892,234	-	561,896	-	-	-	9,454,130
Securities purchased under resale agreements	47,341,376	-	-	-	-	-	47,341,376
Total	84,177,175	-	975,193	303,571	16,847,635	33,701	102,337,275

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

The currency composition of cash and cash equivalents at December 31, 2011, is as follows:

As of December 31, 2011	Chilean Peso	Unidad de Fomento	US Dollar	Euro	Argentine Peso	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash	136,711	-	43	-	-	-	136,754
Overnight deposits	308,625	-	-	-	-	-	308,625
Bank balances	19,190,647	-	2,685,721	141,146	936,632	1,375	22,955,521
Time deposits	81,865,113	18,963,052	-	-	-	-	100,828,165
Investments in mutual funds	-	-	-	-	22	-	22
Securities purchased under resale agreements	53,836,671	-	-	-	-	-	53,836,671
Total	155,337,767	18,963,052	2,685,764	141,146	936,654	1,375	178,065,758

The composition of cash and cash equivalents at December 31, 2010, is as follows:

As of December 31, 2010	Chilean Peso	Unidad de Fomento	US Dollar	Euro	Argentine Peso	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash	2,838,888	-	339	-	-	-	2,839,227
Overnight deposits	399,249	-	-	-	-	-	399,249
Bank balances	17,586,208	-	375,541	1,361,211	6,736,375	23,812	26,083,147
Time deposits	31,148,748	14,642,766	-	-	-	-	45,791,514
Investments in mutual funds	2,341,329	-	-	-	-	-	2,341,329
Securities purchased under resale agreements	74,202,786	-	-	-	-	-	74,202,786
Total	128,517,208	14,642,766	375,880	1,361,211	6,736,375	23,812	151,657,252

The total accumulated cash flows paid in business combinations are as follow:

	As of December 31,
	2,012	2011	2010
	ThCh$	ThCh$	ThCh$

Total paid for business acquisitions:
Amount paid in cash and cash equivalents for business acquisitions (1)	(19,521,946)	(3,257,272)	(10,646,456)
Total	(19,521,946)	(3,257,272)	(10,646,456)

(1) Corresponds to the purchase of Marzurel S.A, Milotur S.A. and Coralina S.A. (See Note 18), Manantial (See Note 18) and Doña Aída S.A. and Don Enrique Pedro S.A. in 2011 and 2010 (See Note 8).

As of December 31, 2011, in the Consolidated Statement of Cash Flow, in Operational Activities, under the heading “Other cash movements” the total amount of ThCh$ 8,936,842 includes the amount of ThCh$ 15,506,731 related to the final compensation received by losses of inventories and interruption of the operational activities (ThCh$ 21,721,759 in 2010 related to partial compensation).

In addition, as of December 31, 2012, in Investing Activities, under the heading "Other cash movements" the amount shown of ThCh$ 6,389,344, is related to the final compensation received for destruction of machinery and equipment from the insurance companies related to the earthquake (See Note 12).

Therefore, cash included in the cash flow statement in 2011 related to the earthquake as mentioned in the previous two paragraphs, is ThCh$ 21,896,076 (See Note 12).

Additionally, as of December 31, 2011, within “Cash Flow from Financing Activities”, under the heading “Other cash movements" for a total amount of ThCh$ 15,096,775, is forming part ThCh$ 11,268,125 corresponding to the prepayment of the Serie A Bonds (See Note 27).

As of December 31, 2012, in the Consolidated Statement of Cash Flow, in Financing Activities, under the heading “Payments from changes in ownership interests in subsidiaries", the amount shown of  ThCh$ 12,521,899 is related to the purchase of additional shares of the subsidiary Viña San Pedro Tarapacá S.A. (Note 1, paragraph 4).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 15 Accounts receivables – Trade and other receivables

The accounts receivables – trade and other receivables were as follows:

	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Accounts receivables
Beer Chile	34,240,155	33,319,709
CCU Argentina	43,837,015	36,729,359
Non-alcoholic	27,386,073	25,403,484
Wine	37,944,826	40,814,420
Spirits	13,050,238	11,875,387
Others	38,353,266	36,211,981
Other accounts receivable	15,396,835	13,426,269
Impairment loss estimate	(5,637,538)	(4,715,357)
Total	204,570,870	193,065,252

The Company’s accounts receivable are denominated in the following currencies:

	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Chilean Peso	128,498,015	123,527,377
Argentine Peso	46,422,310	39,724,238
US Dollar	20,142,827	19,274,307
Euro	6,973,740	7,960,667
Unidad de Fomento	103,408	106,795
Other currencies	2,430,570	2,471,868
Total	204,570,870	193,065,252

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

The detail of the accounts receivable maturities as of December 31, 2012, is as follows:

	Total	Current Balance	Overdue Balances
			0 to 3 months	3 to 6 month	6 to 12 month	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Accounts receivables:
Beer Chile	34,240,155	31,761,325	1,561,732	300,944	366,185	249,969
CCU Argentina	43,837,015	36,994,466	5,833,134	304,199	529,073	176,143
Non alcoholic	27,386,073	24,680,075	1,282,518	543,269	285,845	594,366
Wine	37,944,826	32,384,595	4,347,028	804,473	205,511	203,219
Spirits	13,050,238	11,698,263	1,079,484	54,392	55,135	162,964
Others (1)	38,353,266	31,351,626	4,884,814	623,745	226,507	1,266,574
Other accounts receivable	15,396,835	15,296,586	-	-	-	-
Sub Total	210,208,408	184,267,185	18,988,710	2,631,022	1,668,256	2,653,235
Impairment loss estimate	(5,637,538)	-	(761,880)	(966,986)	(1,306,619)	(2,602,053)
Total	204,570,870	184,166,936	18,226,830	1,664,036	361,637	51,182

(1) Primarily includes Comercial CCU S.A. which makes sales multiclass on behalf of Cervecera CCU Chile, ECUSA, CPCh, VSPT and Foods.

The detail of the accounts receivable maturities as of December 31, 2011, is as follows:

	Total	Current Balance	Overdue Balances
			0 to 3 months	3 to 6 month	6 to 12 month	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Accounts receivables:
Beer Chile	33,319,709	30,729,737	1,521,732	235,703	243,458	589,079
Beer Argentina	36,729,359	25,632,766	9,077,029	491,467	1,397,434	130,663
Non alcoholic	25,403,484	22,845,949	793,297	447,871	530,796	785,571
Wine	40,814,420	34,339,230	5,420,555	211,730	294,281	548,624
Spirits	11,875,387	10,987,890	643,235	37,580	54,540	152,142
Others (1)	36,211,981	31,989,378	2,260,629	827,980	389,600	744,394
Other accounts receivable	13,426,269	13,426,269	-	-	-	-
Sub Total	197,780,609	169,951,219	19,716,477	2,252,331	2,910,109	2,950,473
Impairment loss estimate	(4,715,357)	-	(176,711)	(324,185)	(1,800,777)	(2,413,684)
Total	193,065,252	169,951,219	19,539,766	1,928,146	1,109,332	536,789

(1) Primarily includes Comercial CCU S.A. which makes sales multiclass on behalf of Cervecera CCU Chile, ECUSA, CPCh, VSPT and Foods.

The Company markets its products through retail, wholesale clients, chains and supermarkets.

As of December 31, 2012, the accounts receivable from the three most important supermarket chains in Chile and Argentina represent 29% (29% in 2011) of the total accounts receivable.

As indicated in the Risk management note (Note 5), for Credit Risk purposes, the Company acquires credit insurance policies to cover approximately 90% of the accounts receivable balances. For this reason, management estimates that it does not require establishing allowances for further deterioration, in addition to those already constituted based on an aging analysis of these balances.

Accounts over due by more than 6 months for which no allowances have been made correspond primarily to amounts already covered by credit insurance policies.

In addition, certain amounts overdue are only partially impaired for on a case by case analysis in accordance with our credit policies.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

The change in the impairment losses provision for accounts receivable is as follows:

	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Balance at the beginning of year	4,715,359	3,909,051
Impairment estimate for accounts receivable	2,012,996	1,517,832
Uncollectible accounts	(883,706)	(851,981)
Estimates resulting from business combinations	-	125,849
Effect of translation into presentation currency	(207,111)	14,606
Total	5,637,538	4,715,357

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 16 Accounts and transactions with related companies

Transactions between the Company and its subsidiaries occur in the normal course of operations and have been eliminated during the consolidation process.

The amounts indicated as transactions in the following table relate to trade operations with related companies, which are effected at arm’s length with respect to price and payment conditions. There are no uncollectible estimates decreasing accounts receivable or guarantees provided to related companies.

Balances and transactions with related companies consist of the following:

(1)  Business operations agreed upon in Chilean Pesos. Companies not under a current trade account agreement not accrue interest and have payment terms of 30 days.

(2)  Business operations agreed upon in Chilean Pesos. The remaining balance accrues interest at 90-days active bank rate (TAB) plus an annual spread. Interests is paid or charged against the trade current account.

(3)  Business operations in foreign currencies, not covered by a current trade account, that do not accrue interest and have payment terms of 30 days. Balances are presented at the closing exchange rate.

(4)  An agreement between the subsidiary Compañía Pisquera de Chile S.A. with Cooperativa Agrícola Control Pisquero de Elqui and Limarí Ltda. due to differences resulting from the contributions made by the latter. It establishes a 3% annual interest over capital, with annual payments to be made in eight installments of UF 1,124 each. Beginning on February 28, 2007 and UF 9,995 payment on February 28, 2014.

(5)  An advanced payment for the future purchase and sale of part of the industrial facility under development. The balance is not subject to interest.

(6) An agreement between the subsidiary Compañía Pisquera de Chile S.A. with Comarca S.A. related to the payment of the access fee for the distribution of products. The pending amount is agreed at two quotes of UF 17,888. Maturities correspond to November 2, 2012 and December 2, 2013, respectively.

(7) Relates to an agreement between the subsidiary Compañía Pisquera de Chile S.A. with Inversiones y Asesorías Monterroso Limitada y Otros, related to the acquisition of 49% of the associated Compañía Pisquera Bauzá S.A. The outstanding balance at December 31, 2011, corresponds to a single payment of UF 65,832 due on December 1, 2013.

The transaction schedule includes all the transactions made with related parties.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

The detail of the accounts receivable and payable from related companies as of December 31, 2012 and 2011 is as follows:

Accounts receivable from related companies

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31,
							2012	2011
							ThCh$	ThCh$
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint Venture	Sales of products	CLP	201,594	129,348
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint Venture	Sales of products	USD	-	14,693
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidary of Joint Venture	Sales of products	CLP	674,851	310,926
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidary of Joint Venture	Lease crane	CLP	970	1,087
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint Venture	Sales of products	CLP	55,664	107,568
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint Venture	Transport service	CLP	863,022	601,752
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(2)	Joint Venture	Remittance received	CLP	4,917,438	5,058,893
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(2)	Joint Venture	Interests	CLP	91,943	148,306
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(2)	Joint Venture	Sale services	CLP	198,925	80,865
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint Venture	Shared services	CLP	232,508	154,324
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(4)	Subsidary shareholders	Purchase advance	CLP	1,175,338	870,529
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(4)	Subsidary shareholders	Purchase of products	CLP	527,822	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Parent company related	Sales of products	CLP	125,980	104,600
0-E	Heineken Brouwerijen B.V.	Holanda	(3)	Parent company related	Sales of products	Euros	282,841	218,853
0-E	Heineken Italia Spa.	Italia	(3)	Parent company related	Marketing services	Euros	-	16,689
96,427,000-7	Inversiones y Rentas S.A.	Chile	(1)	Parent company related	Sales of products	CLP	2,992	8,111
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller	Sales of products	CLP	130,031	85,302
79,903,790-4	Soc. Agrícola y Ganadera Rio Negro Ltda.	Chile	(1)	Related to the controller	Sales of products	CLP	62,927	452
91,021,000-9	Madeco S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	3,177	1,784
92,236,000-6	Watt's S.A.	Chile	(1)	Subsidary shareholders	Royalty	CLP	18,164	-
90,081,000-8	Compañía Chilena de Fósforos S.A.	Chile	(1)	Subsidary shareholders	Sales of products	CLP	-	568
76,115,132-0	Canal 13 S.P.A.	Chile	(1)	Related to the controller	Adversiting	CLP	-	142,430
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller	Adversiting	CLP	45,803	1,838,797
Total							9,611,990	9,895,877

Non-Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31,
							2012	2011
							ThCh$	ThCh$
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(4)	Subsidary Shareholders	Loan	UF	414,115	418,922
Total							414,115	418,922

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Accounts payable to related companies

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31,
							2012	2011
							ThCh$	ThCh$
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint Venture	Purchase of products	CLP	733,356	526,248
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidary of Joint Venture	Marketing services	CLP	52,134	39,169
99,542,980-2	Foods Compañía de Alimentos CCU.S.A	Chile	(1)	Joint Venture	Purchase of products	CLP	433,613	402,300
99,542,980-2	Foods Compañía de Alimentos CCU.S.A	Chile	(1)	Joint Venture	Rebate	CLP	101,532	234
99,542,980-2	Foods Compañía de Alimentos CCU.S.A	Chile	(1)	Joint Venture	Consignation sales	CLP	555,608	507,310
81,805,700-8	Cooperativa agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Subsidary shareholders	Interests	CLP	2,556	154,955
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Subsidary shareholders	Purchase of products	CLP	7,660	12,483
76,736,010-K	Soc.Agrícola y Ganadera Rio Negro Ltda.	Chile	(1)	Related to the controller	Recovery from division	CLP	-	1,163,160
0-E	Heineken Brouwerijen B.V.	Holand	(3)	Parent company related	License and technical assistance	EURO	4,746,235	3,047,871
0-E	Heineken Italia Spa.	Italy	(3)	Parent company related	Purchase of products	CLP	-	26,227
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller	Recovery from division	CLP	192,457	1,127,054
78,105,460-7	Alimentos Nutrabien S.A.	Chile	(1)	Parent company related	Purchase of products	CLP	3,519	5,938
96,908,430-9	Telefónica del Sur Servicios Intermedios S.A.	Chile	(1)	Parent company related	Services telephony	CLP	2,259	-
87,938,700-0	Agroproductos Bauza y Cía Ltda.	Chile	(1)	Related associate	Purchase of products	CLP	557,862	572,859
76,029,691-0	Comarca S.A.	Chile	(3)	Related associate	Acces fee	UF	408,575	398,796
84,898,000-5	Alusa S.A.	Chile	(1)	Parent company related	Purchase of products	CLP	195,701	-
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller	Bill services	CLP	1,260	-
76,115,132-0	Canal 13 S.P.A.	Chile	(1)	Related to the controller	Advertising	CLP	6,659	605
96,689,310-9	Transbank S.A.	Chile	(1)	Related to the controller	Sales commision	CLP	4,902	-
90,160,000-7	Compañía Sud americana de vapores S.A.	Chile	(1)	Related to the controller	Transportation services	CLP	7,477	-
92,048,000-4	Sudamericana Agencias Aereas y Marítima S.A.	Chile	(1)	Related to the controller	Transportation services	CLP	-	83
99,505,690-9	Blue Two Chile S.A.	Chile	(1)	Parent company related	Services telephony	CLP	180	160
Total							8,013,545	7,985,452

Non-Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31,
							2012	2011
							ThCh$	ThCh$
99.542.980-2	Foods Compañía Alimentos CCU S.A.	Chile	(5)	Joint Venture	Purchase of land	CLP	-	610,093
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(4)	Subsidary shareholders	Purchase of products	CLP	6,521	8,240
76.029.691-0	Comarca S.A.	Chile	(6)	Related associate	Access fee	UF	881,637	398,796
2.011.044-9	Lorenzo Bauza Alvarez	Chile	(7)	Related associate	Purchase of shares	UF	-	15,421
76.024.758-8	Inversiones y Asesorías Monterroso Ltda.	Chile	(7)	Related associate	Purchase of shares	UF	-	2,966
76.024.756-1	Inversiones y Asesorías El Salto Ltda.	Chile	(7)	Related associate	Purchase of shares	UF	-	2,966
76.024.774-K	Inversiones y Asesorías La Abadesa Ltda.	Chile	(7)	Related associate	Purchase of shares	UF	-	2,966
76.023.031-6	Inversiones y Asesorías Buena Esperanza Ltda.	Chile	(7)	Related associate	Purchase of shares	UF	-	2,966
76.024.767-7	Inversiones y Asesorías Capital y Rentas Ltda.	Chile	(7)	Related associate	Purchase of shares	UF	-	2,966
76.173.468-7	Fondo de Inversión Privado Mallorca	Chile	(7)	Related associate	Purchase of shares	UF	1,503,652	1,437,410
Totales							2,391,810	2,484,790

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Most significant transactions and effects on results:

The following are the most significant transactions with related entities that are not subsidiaries of the Company and their effect on the Statement of Income:

Tax ID	Company	Country of origin	Relationship	Transaction	As of December 31,
					2012		2011		2010
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
0-E	Anheuser Busch Latin America Development Corporation	Estados Unidos	Associate of subsidary	Purchase of products	-	-	-	-	3,193,553	(3,193,553)
0-E	Cervecería Modelo S.A.	México	Associate of subsidary	Sales of products	-	-	-	-	178,699	(178,699)
0-E	Cervecería Modelo S.A.	México	Related subsidary	License and technical assistance	-	-	-	-	166,645	-
0-E	Cervecería del Trópico	México	Related subsidary	License and technical assistance	-	-	-	-	624,076	624,076
0-E	Cervecería del Trópico	México	Related subsidary	Purchase of products	-	-	-	-	2,129,564	-
0-E	Heineken Brouwerijen B.V	Holanda	Parent company related	Adversiting contribution	53,538	(53,538)	55,993	(55,993)	-	-
0-E	Heineken Brouwerijen B.V	Holanda	Parent company related	Purchase of products	-	-	-	-	176,616	30,750
0-E	Heineken Brouwerijen B.V	Holanda	Parent company related	Billed services	191,321	-	-	-	192,095	-
0-E	Heineken Brouwerijen B.V	Holanda	Parent company related	Sales of products	917,456	348,633	1,206,474	458,460	944,793	359,021
0-E	Heineken Brouwerijen B.V	Holanda	Parent company related	Purchase of products	2,711,290	(2,711,290)	2,042,868	(2,042,868)	2,008,841	(2,008,841)
0-E	Heineken Italia Spa.	Italia	Parent company related	Sales of products	-	-	16,689	16,689	58,043	58,043
0-E	Heineken Italia Spa.	Italia	Parent company related	License and technical assistance	38,978	-	90,266	-	33,196	-
0-E	Nestle Waters Argentina S.A.	Italia	Parent company related	Adversiting contribution	45,564	(45,564)	30,497	(30,497)	30,513	(30,513)
0-E	Nestle Waters S.A.	Italia	Parent company related	Purchase of products	135,930	(135,930)	67,137	(67,137)	98,972	(98,972)
90,703,000-8	Nestle Chile S.A.	Italia	Associate of subsidary	Technical assistance	3,253,214	-	2,829,774	-	6,345,689	-
77,051,330-8	Cerveceria Kunstmann Ltda	Chile	Associate of subsidary	Royalty	201,828	161,462	216,971	161,919	212,063	169,650
77,051,330-8	Cerveceria Kunstmann Ltda	Chile	Associate of subsidary	Dividends paid	39,793	39,793	83,672	62,442	54,308	54,308
77,755,610-k	Comercial Patagona Ltda.	Chile	Associate of subsidary	Sales of products	182,773	(182,773)	147,493	(147,493)	96,714	(96,714)
77,755,610-k	Comercial Patagona Ltda.	Chile	Associate of subsidary	Billed services	1,310,486	537,299	1,338,141	548,638	1,149,652	528,840
81,805,700-8	Coop.Agr.Control Pisquero Ltda.	Chile	Subsidary of Joint Venture	Marketing services	23,733	8,878	23,684	9,056	23,519	8,643
81,805,700-8	Coop.Agr.Control Pisquero Ltda.	Chile	Subsidary of Joint Venture	Sales of products	772,631	-	740,121	-	533,449	-
81,805,700-8	Coop.Agr.Control Pisquero Ltda.	Chile	Subsidary of Joint Venture	Loan	6,121,250	-	4,922,212	-	4,296,838	-
90,081,000-8	Compañía Chilena de Fosforo S.A.	Chile	Associate of subsidary	Dividends paid	1,998,104	-	3,000,006	-	1,573,852	-
96,427,000-7	Inversiones y Rentas S.A.	Chile	Associate of subsidary	Grape purchase	37,850,647	-	34,134,370	-	39,480,557	-
96,919,980-7	Cervecería Austral S.A.	Chile	Associate of subsidary	Dividends paid	251,203	238,643	235,539	223,762	218,424	207,503
96,919,980-7	Cervecería Austral S.A.	Chile	Parent company related	Dividends paid	258,836	(258,836)	216,856	(216,856)	267,303	(267,303)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint Venture	Sales of products	47,436	47,436	192,628	192,628	75,374	75,374
96,919,980-7	Cervecería Austral S.A.	Chile	Joint Venture	Royalty paid	2,171,939	-	2,293,195	-	1,933,687	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint Venture	Royalty charged	189,029	189,029	-	-	-	-
97,004,000-5	Banco de Chile	Chile	Related to the controller	Purchase of products	36,235	(36,235)	119,388	(119,388)	181,178	(181,178)
97,004,000-5	Banco de Chile	Chile	Related to the controller	Billed services	36,495	12,773	37,984	15,574	44,191	11,048
97,004,000-5	Banco de Chile	Chile	Related to the controller	Services	13,524,375	(42,668)	35,101,844	(87,148)	2,125,909	(102,486)
97,004,000-5	Banco de Chile	Chile	Related to the controller	Sales of products	25,237,997	215,642	143,679,043	935,070	127,401,011	246,018
97,004,000-5	Banco de Chile	Chile	Related to the controller	Derivatives	355,095	(36,027)	343,386	49,424	335,218	61,266
99,531,920-9	Viña Valles de Chile S.A.	Chile	Joint Venture until December 2011	Investments	-	-	157,332	-	22,957	22,957
99,531,920-9	Viña Valles de Chile S.A.	Chile	Joint Venture until December 2011	Leasing paid	-	-	21,935	21,935	5,639	871
99,531,920-9	Viña Valles de Chile S.A.	Chile	Joint Venture until December 2011	Billed services	-	-	89,744	13,862	235,885	-
99,531,920-9	Viña Valles de Chile S.A.	Chile	Joint Venture until December 2011	Sales of products	-	-	5,241,975	-	3,341,762	-
99,531,920-9	Viña Valles de Chile S.A.	Chile	Joint Venture until December 2011	Purchase of products	-	-	2,722,942	-	3,397,762	-
99,542,980-2	Foods Compañía de Alimentos CCU.S.A	Chile	Joint Venture	Remittance paid	359,433	359,433	344,180	344,180	164,004	164,004
99,542,980-2	Foods Compañía de Alimentos CCU.S.A	Chile	Joint Venture	Remittance received	20,993,817	-	17,956,780	-	20,346,141	-
99,542,980-2	Foods Compañía de Alimentos CCU.S.A	Chile	Joint Venture	Interests	20,846,549	-	19,770,757	-	20,160,556	-
99,542,980-2	Foods Compañía de Alimentos CCU.S.A	Chile	Joint Venture	Remittance paid	3,734,008	3,734,008	3,227,744	3,227,744	2,847,937	2,847,937
99,542,980-2	Foods Compañía de Alimentos CCU.S.A	Chile	Joint Venture	Remittance received	276,500	(276,500)	68,058	(68,058)	103,177	(103,177)
99,542,980-2	Foods Compañía de Alimentos CCU.S.A	Chile	Joint Venture	Billed services	12,178,770	-	10,302,926	-	9,956,650	-
99,542,980-2	Foods Compañía de Alimentos CCU.S.A	Chile	Joint Venture	Services received	15,729	7,325	822	378	6,449	2,967
84,898,000-5	Alusa S.A.	Chile	Joint Venture	Consignation sales	1,225,555	-	757,722	-	969,567	-
76,115,132-0	Canal 13 S.P.A	Chile	Related to the controller	Sales of products	3,980,772	(2,367,794)	3,004,581	(2,765,844)	-	-
96,657,690-7	Inversiones Punta Brava S.A.	Chile	Related subsidary	Purchase of products	-	-	8,491	(8,491)	-	-
99,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller	Adversiting	7,400,000	20,926	11,880,000	19,486	60,840,500	30,042
79,903,790-4	Soc. Agrícola y Ganadera Rio Negro Ltda.	Chile	Related to the controller	Paid services	-	-	1,163,161	-	85,868	-
79,903,790-4	Soc. Agrícola y Ganadera Rio Negro Ltda.	Chile	Related to the controller	Investments	1,427	-	-	-	-	-
76,178,803-5	Viña Tabalí S.A.	Chile	Related to the controller	Recovery from division	243,728	-	1,753,549	-	-	-
76,178,803-5	Viña Tabalí S.A.	Chile	Related to the controller	Purchase of products	-	-	1,127,054	-	-	-
76,178,803-5	Viña Tabalí S.A.	Chile	Related to the controller	Recovery of expenses division	94,644	94,644	83,878	83,878	-	-
76,029,691-0	Comarca S.A.	Chile	Related to the controller	Recovery from division	409,460	-	797,592	-	-	-
2,011,044-9	Lorenzo Bauza Alvarez	Chile	Related to the controller	Collected invoices	-	-	15,421	-	-	-
76,024,758-8	Inversiones y Asesorías Monterroso Ltda.	Chile	Related associate	Access fee	-	-	2,966	-	-	-
76,024,756-1	Inversiones y Asesorías El Salto Ltda.	Chile	Related associate	Purchase shares	-	-	2,966	-	-	-
76,024,774-K	Inversiones y Asesorías La Abadesa Ltda.	Chile	Related associate	Purchase shares	-	-	2,966	-	-	-
76,023,031-6	Inversiones y Asesorías Buena Esperanza Ltda.	Chile	Related associate	Purchase shares	-	-	2,966	-	-	-
76,024,767-7	Inversiones y Asesorías Capital y Rentas Ltda.	Chile	Related associate	Purchase shares	-	-	2,966	-	-	-
76,173,468-7	Fondo de Inversión Privado Mallorca	Chile	Related associate	Purchase shares	-	-	1,437,410	-	-	-
87,938,700-0	Agroproductos Bauza y Cía Ltda.	Chile	Related associate	Purchase shares	58,308	(58,308)	-	-	-	-
87,938,700-0	Agroproductos Bauza y Cía Ltda.	Chile	Related associate	Purchase shares	1,101,138	-	572,859	-	-	-

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

 Remuneration of the Management key employees

The Company is managed by a Board of Directors with 9 members who are each in office for a 3-year term and may be re-elected.

The Board was appointed at the General Shareholders Meeting held on April 11, 2012, being elected Mr. Guillermo Luksic Craig, Mr. Andrónico Luksic Craig, Mr. John Nicolson, Mr. Francisco Pérez Mackenna, Mr. Jorge Luis Ramos Santos, Mr. Carlos Molina Solís, Mr. Philippe Pasquet, Mr. Manuel José Noguera Eyzaguirre and Mr. Vittorio Corbo Lioi, who is independent, according to the Law Nº 18,046, in its article 50 bis.  The Chairman and the Vice Chairman, as well as the members of the Directors Committee and Audit Committee were appointed on April 18, 2012. In the same session, and according to Law 18,046, article 50 bis, the Independent Director Mr. Vittorio Corbo Lioi appointed to other members of the Directors Committee, which was composed of the Director Mr. Pérez, Mr. Pasquet and Mr. Corbo. The Audit Committee was composed by Mr. Corbo and Mr. Pasquet.

In addition, as agreed at the same General Shareholders Meeting held on April 11, 2012, the directors’ remuneration consists of a per diem for their attendance at each meeting of UF100 per Director, and twice that amount for the Chairman. Additionally, 3% of the total distributable dividend will be distributed proportionally to each Director. If the distributed dividends exceed 50% of the net profits, the Board of Directors’ share shall be calculated over a maximum of 50% of such profits.

Those directors that are members of the Directors Committee and the Business Committee receive a per diem of UF 34 and UF 17, respectively, for each session they attend. The Directors that are members of the Audit Committee receive a monthly per diem of UF 25.

According to the above, as of December 31, 2012, the Directors received ThCh$ 2,650,706 (ThCh$ 2,317,754 in 2011) in per diems and shares. In addition, ThCh$ 114,775 (ThCh$ 107,298 in 2011) were paid in compensation for profit sharing to the principle executives of the Parent Company.

The following is the total remuneration received by the primary executives of the Parent Company during the years ended as of December 31, 2012 and 2011:

	As of December 31,
	2012	2011
	ThCh$	ThCh$
Salaries	4,964,004	4,891,983
Employees’ short-term benefits	1,774,650	1,629,514
Employments termination benefits	223,734	850,733
Total	6,962,388	7,372,230

The Company grants annual discretionary and variable bonuses, to the primary executives, which are not subject to an agreement and are decided based on compliance with individual and corporate goals and depend on annual results.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 17 Inventories

The inventory balances were as follows:

	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Finished products	41,370,659	34,799,800
In process products	1,554,265	1,046,718
Agricultural development	6,708,096	5,981,943
Raw materials	84,933,883	79,194,053
In transit raw materials	3,943,443	5,704,060
Materials and products	4,654,938	3,681,613
Realizable net value and obsolescence estimate	(1,254,312)	(1,873,003)
Total	141,910,972	128,535,184

As explained in Note 4, letter b), the Company changed the method of valuation of inventories from FIFO (First In First Out) to WAC (Weighted Average Cost).

The Company wrote off a total of ThCh$ 1,038,364, ThCh$ 398,673 and ThCh$ 337,867 relating to inventory shrinkage and obsolescence for the years ended December 31, 2012, 2011 and 2010, respectively.

Additionally, an estimate for obsolescence include amounts related to low turnover, technical obsolescence and product recalls from the market.

Movement of Realizable net value and obsolescence estimate is as follows:

	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$	ThCh$
Balance at the beginning of year	(1,873,003)	(1,174,334)	(1,437,917)
Inventories write-down estimate	(749,880)	(956,163)	(873,093)
Inventories recognised as an expense	1,363,912	561,531	1,136,676
Business combination	-	(304,037)	-
Conversion effect	4,659	-	-
Total	(1,254,312)	(1,873,003)	(1,174,334)

For the year ended December 31, 2010 all inventories destroyed by the earthquake of February 27, 2010, have been written off.

As of December 31, 2012 and 2011, the Company does not have any inventory pledged as guarantee against financial obligations.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 18   Other non-financial assets

The Company maintained the following other non-financial assets:

	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Insurance paid	2,215,419	2,583,431
Advertising	4,917,892	4,468,713
Advances to suppliers	9,490,281	3,461,077
Guarantees paid	209,874	248,928
Consumables	415,341	386,503
Dividends receivable	13,806	37,834
Recoverable taxes	1,141,762	1,157,505
Cost of subsidiaries acquired (1)	20,019,207	-
Other	1,192,193	751,205
Total	39,615,775	13,095,196
Current	16,376,293	10,098,360
Non current	23,239,482	2,996,836
Total	39,615,775	13,095,196

(1) On September 13, 2012, the Company acquired 100% of stock, voting and economic rights of Marzurel S.A., Milotur S.A. and Coralina S.A., which are Uruguayan companies that develop the mineral waters and soft drinks business in that country. In addition, on December 24, 2012, the Company acquired 51% of the stock of Manantial S.A., a Chilean company that develops the business of purified water in large bottles at homes and offices through the use of dispensers, business that is known internationally as HOD (Home and Office Delivery). At the date of issuance of these Consolidated Financial Statements the Company is in the process of assessing the fair values.

Note 19 Investments accounted for by the equity method

Joint ventures

As of December 31, 2012 and 2011, the Company recorded investments qualifying as joint venture, in accordance with IFRS 11.

The share value of the investments in joint ventures is as follows:

	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Cervecería Austral S.A. (1)	4,701,516	4,669,081
Foods Compañía de Alimentos CCU S.A. (2)	12,624,875	12,849,839
Total	17,326,391	17,518,920

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

The above mentioned values include the goodwill generated through the acquisition of the following joint ventures, which are presented net of any impairment loss:

	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Cervecería Austral S.A.	1,894,770	1,894,770
Total	1,894,770	1,894,770

The results accrued in joint ventures are as follows:

	For the years ended December 31,
	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Cervecería Austral S.A.	47,856	130,255	155,732
Foods Compañía de Alimentos CCU S.A.	(224,963)	(190,810)	(354,338)
Viña Valles de Chile S.A. (3)	-	(637,698)	(485,046)
Total	(177,107)	(698,253)	(683,652)

Changes in investments in joint ventures during such periods are as follows:

	For the years ended December 31,
	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Balance at the beginning of year	17,518,920	24,913,262	25,601,978
Participation in the joint ventures (loss)	(177,107)	(698,253)	(683,650)
Business combination (1)	-	(6,626,514)	-
Dividends received	(14,966)	(69,899)	-
Other changes	(456)	324	(5,066)
Total	17,326,391	17,518,920	24,913,262

(1) This amount relates to the acquisition of Viña Valles de Chile S.A., in which this company ceased to be a joint venture and became a subsidiary of VSPT.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Following are the significant matters regarding the investments accounted by the equity method:

(1) Cervecería Austral S.A.

A closed stock company is the southernmost brewery in the world which operates a beer manufacturing facility in the southern end of Chile.

(2) Foods Compañía de Alimentos CCU S.A.

A closed stock company devoted to the production and marketing of food products such as cookies and other baked goods, caramels, candy and cereal, among others.

(3) Viña Valles de Chile S.A.

A closed stock company devoted to the production of Premium wines of the Tabalí and Leyda vineyards.

On September 6, 2011, at the Board Meeting of Viña San Pedro Tarapacá S.A. (VSPT), it was agreed to divide Viña Valles de Chile S.A. (VDC) whose owners were VSPT and Agrícola y Ganadero Río Negro Limitada  (ARN), by equal parts. VDC had two major vineyards: Viña Tabalí and Viña Leyda, each located in unique valleys, prominent within the national wine industry and recognized internationally. Viña Tabalí has a winery and vineyards located in the Limarí Valley; and, Viña Leyda has vineyards and its operations in of Leyda Valley. Through this agreement, VSPT remains the 100% owner of Viña Leyda (whose net assets remain within VDC) and ARN remains the 100% owner of Viña Tabalí. This transaction concluded on December 29, 2011, through a stock swap contract, and therefore from this date VDC became a subsidiary of VSPT with a percentage of direct and indirect participation of a 100%. From the month of December it is included in the consolidation of these Financial Statements.

The summarized financial information of these companies appears in detail in Note 7.

The Company does not have any contingent liabilities related to joint ventures and associates as of December 31, 2012.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 20   Intangible Assets (net)

The intangible assets movement during the years ended as of December 31, 2011 and 2012 was as follows:

	Trademarks	Software programs	Water rights	Distribution rights	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

As of January 1, 2011
Historic cost	46,145,525	16,450,451	656,975	-	63,252,951
Accumulated amortization	-	(11,765,787)	-	-	(11,765,787)
Book Value	46,145,525	4,684,664	656,975	-	51,487,164

As of December 31, 2011
Additions	34,421	1,434,863	47,993	519,200	2,036,477
Additions by business combination	7,388,717	-	-	-	7,388,717
Foreign currency exchange differences	-	-	-	(6,083)	(6,083)
Amortization	-	(1,028,169)	-	(123,718)	(1,151,887)
Conversion effect	235,276	11,988	-	-	247,264
Book Value	53,803,939	5,103,346	704,968	389,399	60,001,652

As of January 1, 2012
Historic cost	53,803,939	17,897,302	704,968	519,200	72,925,409
Accumulated amortization	-	(12,793,956)	-	(129,801)	(12,923,757)
Book Value	53,803,939	5,103,346	704,968	389,399	60,001,652

As of December 31, 2012
Additions	5,105	2,246,204	181,178	169,664	2,602,151
Additions by business combination	403,805	-	-	-	403,805
Foreign currency exchange differences	-	-	-	(26,252)	(26,252)
Amortization	-	(1,313,253)	-	(245,989)	(1,559,242)
Conversion effect	(2,635,354)	(116,793)	-	-	(2,752,147)
Book Value	51,577,495	5,919,504	886,146	286,822	58,669,967

As of December 31, 2012
Historic cost	51,577,495	20,143,506	886,146	662,611	73,269,758
Accumulated amortization	-	(14,224,002)	-	(375,789)	(14,599,791)
Book Value	51,577,495	5,919,504	886,146	286,822	58,669,967

There are no restrictions or any pledge against on intangible assets.

The detail of the Trademarks appears below:

Trademarks	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$	ThCh$
Commercial brands Argentinean beers and cider	11,037,088	13,669,582	9,459,217
Commercial brands Chilean beers	304,518	304,518	286,518
Commercial brands spirits	3,966,691	3,562,886	1,233,638
Commercial brands wines	19,753,839	19,756,699	18,661,209
Commercial brands Watt's	16,515,359	16,510,254	16,504,943
Total	51,577,495	53,803,939	46,145,525

Management has not identified any evidence of impairment of intangible assets.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 21 Goodwill

The goodwill movements during the years ended as of December 31, 2011 and 2012 was as follows:

Goodwill
ThCh$

As of January 1, 2011
Historic cost	67,761,406
Book Value	67,761,406

As of December 31, 2011
Additions by business combintation	5,608,027
Conversion effect	447,384
Book Value	73,816,817

As of January 1, 2012
Historic cost	73,816,817
Book Value	73,816,817

As of December 31, 2012
Conversion effect	(3,761,448)
Book Value	70,055,369

As of December 31, 2012
Historic cost	70,055,369
Book Value	70,055,369

There are no restrictions or pledges against on goodwill.

Goodwill acquired in business combinations is assigned, as of the acquisition date, to the Cash Generating Units (CGU), or group of CGUs that it is expected will benefit from the business combination synergies. The book value of the goodwill assigned to the CGUs inside the Company's segments are:

Segment	Cash Generating Unit	As of December 31, 2012	As of December 31, 2011
	(CGU)	ThCh$	ThCh$
CCU Argentina	CCU Argentina S.A. y filiales	15,906,542	19,667,990
Non alcoholic	Embotelladora Chilenas Unidas S.A.	9,083,766	9,083,766
Wines	Viña San Pedro Tarapacá S.A.	32,400,266	32,400,266
Spirits	Compañía Pisquera de Chile S.A.	12,664,795	12,664,795
Total		70,055,369	73,816,817

Goodwill assigned to the CGU is subject to impairment tests annually or in case there are indications that any of the CGUs could experience impairment between annual tests. The recoverable amount of each CGU is determined as the higher of value in use or fair value less costs to sell. To determine the value in use, the Company uses cash flow projections over a 5-year span, based on the budgets and projections reviewed by Management for the same period. The rates used to discount the projected cash flows reflect the market assessment of the specific risks related to the corresponding CGU and range from a 9.5% to 13.1%. A reasonable change in assumptions would not result in an impairment to goodwill.

The Company has not identified any evidence of impairment of goodwill.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 22 Property, plant and equipment

The movement of Property, plant and equipment as of December 31, 2011 and 2012, is as follows:

	Land, buildings and contruction	Machinery and equipment	Bottles and containers	Other Equipment	Assets under contruction	Furniture, accesories and vehicles	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2011
Historic cost	360,319,055	283,398,816	197,727,009	75,000,895	64,704,584	36,126,934	1,017,277,293
Accumulated depreciation	(96,246,519)	(189,946,081)	(140,220,756)	(58,737,258)	-	(23,964,460)	(509,115,074)
Book Value	264,072,536	93,452,735	57,506,253	16,263,637	64,704,584	12,162,474	508,162,219
As of December 31, 2011
Additions	-	-	-	-	81,526,929	-	81,526,929
Additions by business combination	10,720,900	3,746,048	590,195	-	228,728	204,575	15,490,446
Additions of depreciation accumulated by business combination	(3,002)	(16,435)	(12,961)	-	-	(1,098)	(33,496)
Conversion effect historic cost	482,882	812,518	500,295	215,911	8,660	33,347	2,053,613
Transfers	18,918,012	28,950,367	19,380,432	6,803,547	(77,883,015)	3,830,657	-
Write off	(3,854)	(1,884,743)	(47,375)	(54,180)	-	(1,471)	(1,991,623)
Divesitures	(482,799)	(333,174)	(105)	(20,906)	-	(86,693)	(923,677)
Depreciation	(7,923,464)	(17,085,489)	(13,140,353)	(3,390,393)	-	(5,048,769)	(46,588,468)
Conversion effect depreciation	(44,820)	(318,269)	(193,232)	(167,045)	-	(23,467)	(746,833)
Book Value	285,736,391	107,323,558	64,583,149	19,650,571	68,585,886	11,069,555	556,949,110
As of December 31, 2011
Historic cost	389,954,196	314,689,832	218,150,451	81,945,267	68,585,886	40,107,349	1,113,432,981
Accumulated depreciation	(104,217,805)	(207,366,274)	(153,567,302)	(62,294,696)	-	(29,037,794)	(556,483,871)
Book Value	285,736,391	107,323,558	64,583,149	19,650,571	68,585,886	11,069,555	556,949,110
As of December 31, 2012
Additions	-	-	-	-	121,137,075	-	121,137,075
Conversion effect historic cost	(5,810,365)	(7,712,101)	(5,090,326)	(2,008,854)	(270,283)	(313,338)	(21,205,267)
Transfers	49,887,286	30,216,194	21,083,821	10,471,882	(120,193,483)	8,534,300	-
Diversitures (cost)	(71,137)	(1,107,960)	(32,227,938)	(580,359)	-	(302,267)	(34,289,661)
Diversitures (depreciation)	48,956	945,234	31,727,772	111,977	-	281,107	33,115,046
Write off (cost)	(53,503)	(60,643)	(60,288,170)	(99,728)	-	(276,675)	(60,778,719)
Write off (depreciation)	41,226	78,566	60,297,753	356,927	-	195,404	60,969,876
Other movements	(64,038)	(160,944)	(198)	-	505,291	(8,449)	271,662
Depreciation	(11,261,939)	(15,940,607)	(14,186,201)	(4,797,347)	-	(4,862,452)	(51,048,546)
Conversion effect depreciation	627,942	3,083,294	1,921,757	1,318,908	-	256,184	7,208,085
Book Value	319,080,819	116,664,591	67,821,419	24,423,977	69,764,486	14,573,369	612,328,661
As of December 31, 2012
Historic cost	432,775,457	326,588,382	136,425,774	89,315,579	69,764,486	46,695,394	1,101,565,072
Accumulated depreciation	(113,694,638)	(209,923,791)	(68,604,355)	(64,891,602)	-	(32,122,025)	(489,236,411)
Book Value	319,080,819	116,664,591	67,821,419	24,423,977	69,764,486	14,573,369	612,328,661

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

The balance of the land at the end of each year is as follows:

	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Land	159,540,967	157,235,851
Total	159,540,967	157,235,851

Capitalized interest as of December 31, 2012, amount to ThCh$ 109,533 (ThCh$ 331,320 in 2011).

Due to the nature of the Company’s businesses, the asset values do not consider an estimate for the cost of dismantling, withdrawal or rehabilitation.

The Company does not maintain any pledges or restrictions over property, plant and equipment items, except for the land and building subject to finance lease.

Management has not identified any evidence of impairment of Property, plant and equipment in 2012 and 2011.

Assets under finance lease:

The book value of Property, plant and equipment subject to finance lease agreements consist of the following:

	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Land	2,334,256	1,840,483
Buildings	9,879,018	9,879,886
Machinery and equipment	938,508	995,171
Total	13,151,782	12,715,540

These assets will not be owned by the Company until the corresponding purchase options are exercised.

Note 27, letter b) includes the detail of the lease agreements, which reconciles to the total amount of the future minimum lease payments, their current carrying value and the purchase options originated at Compañía Cervecera Kunstmann S.A. and CCU S.A.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 23   Investment Property

Changes in the movement of the investment property during the years ended of December 31, 2011 and 2012, is as follows:

	Lands	Buildings	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2011
Historic cost	6,850,437	557,222	7,407,659
Depreciation	-	(4,384)	(4,384)
Book Value	6,850,437	552,838	7,403,275
As of December 31, 2011
Additions	136,265	136,573	272,838
Additions (cost) from business combinations	3,533	98,995	102,528
Disposals	(3,533)	(98,995)	(102,528)
Depreciation	-	(41,650)	(41,650)
Conversion effect	73,197	12,915	86,112
Book Value	7,059,899	660,676	7,720,575
As of December 31, 2011
Historic cost	7,059,899	713,568	7,773,467
Depreciation	-	(52,892)	(52,892)
Book Value	7,059,899	660,676	7,720,575
As of December 31, 2012
Additions	-	16,874	16,874
Divestitures	(417,977)	-	(417,977)
Depreciation	-	(41,546)	(41,546)
Conversion effect	(602,927)	(114,953)	(717,880)
Book Value	6,038,995	521,051	6,560,046
As of December 31, 2012
Historic cost	6,038,995	608,015	6,647,010
Accumulated depreciation	-	(86,964)	(86,964)
Book Value	6,038,995	521,051	6,560,046

Investment property includes twenty one properties situated in Chile, which are maintained for appreciation purposes.. Three of these properties are subject to operating lease agreements generating ThCh$ 4,071 revenue during year 2012 (ThCh$ 3,938 in 2011). Additionally, there are two lands in Argentina, which are leased and generated an income for ThCh$ 141,292 for year 2012 (ThCh$ 174,922 in 2011). Expenses associated with maintaining such investment properties amount to ThCh$ 139,190 for the year ended as of December 31, 2012 (ThCh$ 107,813 in 2011).

Investment properties are valued at market value based on properties with the similar characteristics.

Management has not identified any evidence of impairment of Investment properties.

There are no restrictions or pledges against these investment properties.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 24 Assets of disposal group held for sale

During the last quarter of 2009, the Board of Tamarí S.A. authorized the sale of fixed assets which includes the winery with facilities for processing and storage of wines as well as of acres that surround it and the guest house. This decision is based primarily on the advantage of consolidating the operations of processing and packaging of wines from the Wine Group subsidiaries VSPT facilities in Finca La Celia, generating significant synergies for the Group.

During 2010, the Company hired a specialist broker for such assets. Subsequently, on December 13, 2011, a sales reservation contract was signed for all of the assets, which expected to occur during 2013.

As described in Note 2.17, non-current assets held for sale have been recorded at the lower of book value and estimated sale value December 31, 2012.

At December 31, 2012 and 2011, the items of assets held for sale are the following:

Assets of disposal group held for sale	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Land	101,686	125,692
Contructions	187,110	231,283
Machinerys	123,536	152,700
Total	412,332	509,675

Note 25 Biological Assets

The Company, through its subsidiaries Viña San Pedro Tarapacá S.A., has biological assets corresponding to vines that produce grapes. The vines are segmented in developing and production vineyards and they are grown both on leased and owned land.

The grapes harvested from these vines are used in the manufacturing of wine, which is marketed both in the domestic market and abroad.

As of December 31, 2012, the Company maintained approximately 4,352, of which 3,685 hectares are for vines in production stage. Of the total hectares mentioned above, 3,381 correspond to own land and 304 to leased land.

The vines under formation are recorded at historic cost, and only start being depreciated when they are transferred to the production phase, which occurs in the majority of cases in the third year after plantation, when they start producing grapes commercially (in volumes that justify their production-oriented handling and later harvest).

During 2012 the production plant vines allowed to harvest a total of approximately 49.1 million kilos of grapes (45.7 million in 2011).

As part of the risk administration activities, the subsidiaries use insurance agreements for the damage caused by nature or other to their biological assets. In addition, either productive or under formation vines are not affected by title restrictions of any kind, nor have they been pledged as a guarantee for financial liabilities.

Under production vines depreciation is carried out on a linear basis and it is using a 25-years estimated production useful life, which is periodically assessed. Vines under formation are not depreciated until they start production.

The costs incurred for acquiring and planting new vines are capitalized.

The Company uses the amortized historical cost to value its biological assets, the basis that management considers that it represents a reasonable approximation to fair value.

There is no evidence of impairment on the biological assets held by the Company.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

The movement of biological assets during the years ended December 31, 2011 and 2012 is as follows:

Biological Assets	Under Production Vines	Training vines	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2011
Historic cost	25,339,964	1,628,502	26,968,466
Accumulated depreciation	(10,299,836)	-	(10,299,836)
Book Value	15,040,128	1,628,502	16,668,630

As of December 31, 2011
Additions	-	595,752	595,752
Additions (cost) from business combinations	1,000,156	1,134,892	2,135,048
Additions (depreciation) from business combinations	(30,238)	-	(30,238)
Historic cost conversion effects	27,643	-	27,643
Transfers	831,726	(831,726)	-
Depreciation	(1,066,891)	-	(1,066,891)
Depreciation conversion effect	(9,396)	-	(9,396)
Book Value	15,793,128	2,527,420	18,320,548

As of December 31, 2011
Historic cost	27,199,489	2,527,420	29,726,909
Accumulated depreciation	(11,406,361)	-	(11,406,361)

Book Value	15,793,128	2,527,420	18,320,548

As of December 31, 2012
Additions	-	1,276,099	1,276,099
Historic cost conversion effect	(217,602)	(263)	(217,865)
Transfers	2,150,541	(2,150,541)	-
Divestitures (Cost)	(762,000)	-	(762,000)
Divestitures (Depreciation)	505,134	-	505,134
Depreciation	(1,100,077)	-	(1,100,077)
Depreciation conversion effect	83,374	-	83,374
Book Value	16,452,498	1,652,715	18,105,213

As of December 31, 2012
Historic cost	28,370,428	1,652,715	30,023,143
Accumulated depreciation	(11,917,930)	-	(11,917,930)
Book Value	16,452,498	1,652,715	18,105,213

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 26 Income taxes and deferred taxes

Tax accounts receivable

The detail of the taxes receivables is the following:

	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Refundable tax previous year	695,685	1,041,453
Taxes under claim	6,766,969	7,724,642
Argentinean tax credits	2,461,371	1,945,063
Monthly provisions	7,492,831	4,752,691
Payment of absorbed profit provision	33,037	33,037
Other credits	1,837,937	1,780,402
Total	19,287,830	17,277,288

Taxes accounts payable

The detail of taxes payable taxes is as follows:

	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Chilean income taxes	3,580,692	13,549,610
Monthly provisional payments	2,909,521	2,875,261
Chilean unique taxes	65,343	93,844
Estimated Argentine minimum gain subsidiaries taxes	495,328	288,714
Other	45,838	2,844
Total	7,096,722	16,810,273

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Tax expense

The detail of the income tax and deferred tax expense for the years ended as of December 31, 2012, 2011 and 2010, is as follows:

	For the years ended December 31,
	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Income as per deferred tax related to the origin and reversal of temporary differences	(8,752,061)	(5,348,630)	(3,111,479)
Prior year adjustments	165,671	(598,915)	(504,509)
Effect of change in tax rates (1)	(5,265,298)	647,857	(513,863)
Tax benefits (loss)	2,590,142	(168,424)	(239,683)
Total deferred tax expense	(11,261,546)	(5,468,112)	(4,369,534)
Current tax expense	(25,317,317)	(33,995,595)	(20,825,682)
Prior period adjustments (2)	(554,467)	(5,732,039)	(148,844)
Income tax payments in other countries	-	-	(2,509,385)
(Loss) Income from income tax	(37,133,330)	(45,195,746)	(27,853,445)

(1) At December 2011, the credit amount recorded for ThCh$ 647,857 (charge of ThCh$ 513.863 in 2010) is related to a change in tax rate, based on a modified tax law in Chile. This change in tax rate, which was initially a temporary measure, raised the rate from 17% to 20% for the year 2011 and 18.5% for the year 2012, returning to 17% in 2013. Subsequently, on September 27, 2012, Law N° 20,630, so-called Tax Reform was published, which made permanent the tax rate change from 17% to 20% for First Category Tax beginning in 2012, generating a charge to deferred income tax of ThCh$ 5,265,298. This charge includes ThCh$ 2,512,683 related to the deferred tax of the revaluation of land, upon implementation of IFRS. This charge was adjusted in Equity under Retained earnings. According to instructions from the SVS in its Ordinary Office N° 26160, dated November 7, 2012, in response to our submission dated October 31, 2012, this amount was charged to the result of 2012.

(2) At December 31, 2011, this amount includes ThCh$ 4,273,112 related to a final settlement of tax (See Note 35).

The deferred taxes related to items charged or credited to Consolidated Statements of Comprehensive Income are as follows:

	For the years ended December 31,
	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Net income from cash flow hedge	189,525	42,580	79,447
Charge to equity	189,525	42,580	79,447

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Effective Rate

The Company’s income tax expense as of December 31, 2012, 2011 and 2010, represents 23.1%, 25.1% and 18.6%, respectively of income before taxes. The following is reconciliation between such effective tax rate and the statutory tax rate valid in Chile.

	For the years ended December 31,
	2012		2011		2010
	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %
Income before taxes	161,110,230		179,997,947		149,439,888
Income tax using the statutory rate	(32,222,046)	20.0	(35,999,589)	20.0	(25,404,781)	17.0
Adjustments to reach the effective rate
Tax effects of reorganizations	-	0.0	94,319	(0.1)	562,285	(0.4)
Income Tax paid abroad	-	0.0	-	0.0	(2,509,385)	1.7
Income not taxable (non-deductible expenses) net	3,886,184	(2.4)	(622,887)	0.4	4,210,834	(2.8)
Effect of change in tax rate	(5,265,298)	3.3	647,857	(0.4)	(513,863)	0.3
Effect of tax rates in Argentina	(3,143,374)	2.0	(2,984,492)	1.7	(3,545,182)	2.4
Prior year adjustments	(388,796)	0.2	(6,330,954)	3.5	(653,353)	0.4
Income tax, as reported	(37,133,330)	23.1	(45,195,746)	25.1	(27,853,445)	18.6

Deferred taxes

Deferred tax assets and liabilities included in the Balance Sheet were as follows:

	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Deferred tax assets
Accounts receivable impairment provision	1,193,280	899,648
Employee benefits and other non taxable expenses	3,888,543	3,906,748
Inventory impairment provision	242,161	320,967
Severance indemnity	2,682,314	2,821,309
Inventory valuation	1,808,015	1,607,006
Derivative agreements	148,039	905,378
Amortization of intangibles	1,223,554	846,282
Other assets	4,671,004	2,742,442
Tax loss carryforwards	7,938,009	4,985,328
Total assets from deferred taxes	23,794,919	19,035,108

Deferred taxes liabilities
Fixed assets depreciation	32,834,507	23,991,932
Deposit for bottles and containers	4,486,052	3,654,545
Capitalized software expense	1,010,358	403,187
Agricultural operation expense	2,992,253	2,143,585
Derivative agreements	34,954	666,730
Manufacturing indirect activation costs	2,768,651	1,665,763
Intangibles	4,794,841	5,090,102
Land	25,004,586	22,105,313
Other liabilities	569,739	425,864
Total liabilities from deferred taxes	74,495,941	60,147,021

Total	(50,701,022)	(41,111,913)

No deferred taxes have been recorded for temporary differences generated by investments in subsidiaries; consequently deferred tax is not recognized for the Translation Adjustments or investments in Joint Ventures.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

In accordance with current tax laws in Chile, taxable losses do not expire and can be applied indefinitely. Regarding Argentina, taxable losses expire after 5 years.

Analisys of the deferred tax movement during the year	Deferred Taxes
ThCh$
As of January 1, 2011	(34,907,954)
Deferred taxes from tax loss carryforwards absortion	(776,857)
Charge to income tax deferred	(107,593)
Conversion effect	(5,468,111)
Deferred taxes against equity	42,580
Other deferred movements taxes	106,022
Charge	(6,203,959)
As of December 31, 2011	(41,111,913)
As of December 31, 2012
Charge to income tax deferred	(11,261,415)
Conversion effect	1,447,799
Deferred taxes against equity	189,525
Other deferred movements taxes	34,982
Charge	(9,589,109)
As of December 31, 2012	(50,701,022)

Note 27 Other financial liabilities

Debts and financial liabilities classified based on the type of obligation and their classifications in the consolidated balance sheet are as follows:

	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Bank borrowings (*)	81,963,852	74,089,495
Bonds payable (*)	152,835,990	151,973,634
Financial leases obligations (*)	16,479,152	16,078,576
Deposits for return of bottles and containers	11,861,158	11,908,708
Derivatives (**)	495,012	405,399
Liability coverage (**)	361,838	4,513,397
Total	263,997,002	258,969,209
Current	54,874,267	88,013,769
Non current	209,122,735	170,955,440
Total	263,997,002	258,969,209

(*)  See Note 5.
(**) See Note 6.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

The maturities and interest rates of such obligations are as follows:

As of December 31, 2012:

Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Undiscounting amounts according to maturity						Amortization rate	Interest Rate
							0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bank borrowings
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	USD	-	579,621	-	-	-	579,621	At maturity	7.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Supervielle	ARGENTINA	USD	-	122,591	-	-	-	122,591	At maturity	7.25
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Santander Rio	ARGENTINA	USD	122,597	-	-	-	-	122,597	At maturity	6.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Santander Rio	ARGENTINA	USD	122,597	-	-	-	-	122,597	At maturity	6.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Santander Rio	ARGENTINA	USD	97,383	-	-	-	-	97,383	At maturity	5.75
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Supervielle	ARGENTINA	USD	-	119,990	-	-	-	119,990	At maturity	7.75
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Fondo para la Transformación y Crec.	ARGENTINA	$ARG	-	5,713	-	-	-	5,713	Semiannual	6.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	$ARG	229,645	-	-	-	-	229,645	At maturity	17.75
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	$ARG	233,071	-	-	-	-	233,071	At maturity	18.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	$ARG	232,938	-	-	-	-	232,938	At maturity	18.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	$ARG	232,736	-	-	-	-	232,736	At maturity	18.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	$ARG	46,092	-	-	-	-	46,092	At maturity	15.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	$ARG	45,458	-	-	-	-	45,458	At maturity	15.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	$ARG	46,302	-	-	-	-	46,302	At maturity	16.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	$ARG	45,994	-	-	-	-	45,994	At maturity	16.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	$ARG	45,598	-	-	-	-	45,598	At maturity	16.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	$ARG	45,500	-	-	-	-	45,500	At maturity	16.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	$ARG	45,744	-	-	-	-	45,744	At maturity	16.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	$ARG	45,376	-	-	-	-	45,376	At maturity	16.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	$ARG	45,376	-	-	-	-	45,376	At maturity	16.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	$ARG	45,583	-	-	-	-	45,583	At maturity	16.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Industrial	ARGENTINA	$ARG	-	131,535	-	-	-	131,535	At maturity	22.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Bbva	ARGENTINA	$ARG	303,385	-	-	-	-	303,385	At maturity	7.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Fondo para la Transformación y Crec.	ARGENTINA	$ARG	-	-	9,149	-	-	9,149	Semiannual	6.00
91.041.000-8	VIÑA SAN PEDRO TARAPACA S.A. (1)	CHILE	97.004.000-5	Banco de Chile	CHILE	USD	22,453	-	-	2,129,151	-	2,151,604	At maturity	2.19
91.041.000-8	VIÑA SAN PEDRO TARAPACA S.A. (2)	CHILE	97.004.000-5	Banco de Chile	CHILE	USD	51,245	-	-	4,799,600	-	4,850,845	At maturity	2.20
91.041.000-8	VIÑA SAN PEDRO TARAPACA S.A. (1)	CHILE	97.018.000-1	Scotiabank	CHILE	USD	-	1,871,695	-	-	-	1,871,695	At maturity	1.47
91.041.000-8	VIÑA SAN PEDRO TARAPACA S.A.	CHILE	97.018.000-1	Scotiabank	CHILE	USD	-	5,282,264	-	-	-	5,282,264	At maturity	1.42
91.041.000-8	VIÑA SAN PEDRO TARAPACA S.A.	CHILE	97.030.000-7	Banco del Estado de Chile	CHILE	CLP	3,004,800	-	-	-	-	3,004,800	At maturity	5.76
91.041.000-8	VIÑA SAN PEDRO TARAPACA S.A.	CHILE	97.030.000-7	Banco del Estado de Chile	CHILE	CLP	1,001,600	-	-	-	-	1,001,600	At maturity	5.76
O-E	COMPAÑÍA INDUSTRIAL CERVECERA S A	ARGENTINA	O-E	Banco Bbva	ARGENTINA	$ARG	-	1,977,222	-	-	-	1,977,222	At maturity	15.00
O-E	COMPAÑÍA INDUSTRIAL CERVECERA S A	ARGENTINA	O-E	Banco BNA	ARGENTINA	$ARG	-	131,186	-	-	-	131,186	At maturity	15.00
O-E	COMPAÑÍA INDUSTRIAL CERVECERA S A	ARGENTINA	O-E	Banco Citi	ARGENTINA	$ARG	2,216,090	-	-	-	-	2,216,090	At maturity	14.00
O-E	COMPAÑÍA INDUSTRIAL CERVECERA S A	ARGENTINA	O-E	Banco Itau	ARGENTINA	$ARG	689,925	-	-	-	-	689,925	At maturity	17.50
O-E	COMPAÑÍA INDUSTRIAL CERVECERA S A	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	$ARG	2,184,829	-	-	-	-	2,184,829	At maturity	15.00
O-E	COMPAÑÍA INDUSTRIAL CERVECERA S A	ARGENTINA	O-E	Banco Hipotecario	ARGENTINA	$ARG	1,946,559	-	-	-	-	1,946,559	At maturity	15.00
O-E	COMPAÑÍA INDUSTRIAL CERVECERA S A	ARGENTINA	O-E	Banco Santander Rio	ARGENTINA	$ARG	4,090	-	-	-	-	4,090	At maturity	15.00
O-E	COMPAÑÍA INDUSTRIAL CERVECERA S A	ARGENTINA	O-E	Banco Bbva	ARGENTINA	$ARG	6,591,095	-	-	-	-	6,591,095	At maturity	16.50
O-E	COMPAÑÍA INDUSTRIAL CERVECERA S A	ARGENTINA	O-E	HSBC	ARGENTINA	$ARG	2,455,725	-	-	-	-	2,455,725	At maturity	16.50
O-E	COMPAÑÍA INDUSTRIAL CERVECERA S A	ARGENTINA	O-E	Banco Bbva	ARGENTINA	$ARG	-	-	16,265,419	-	-	16,265,419	At maturity	16.50
O-E	COMPAÑÍA INDUSTRIAL CERVECERA S A	ARGENTINA	O-E	Banco BNA	ARGENTINA	$ARG	-	-	1,772,491	1,772,491	1,772,491	5,317,473	At maturity	15.00
96.981.310-6	COMPAÑÍA CERVECERA KUNSTMAN S.A.	CHILE	97.030.000-7	Banco del Estado de Chile	CHILE	CLP	-	523,750	-	-	-	523,750	At maturity	5.70
99.586.280-8	COMPAÑÍA PISQUERA DE CHILE S.A. (V.A.)	CHILE	97.030.000-7	Banco del Estado de Chile	CHILE	CLP	450,064	-	-	-	15,892,549	16,342,613	At maturity	6.86
O-E	SIDRA LA VICTORIA S.A.	ARGENTINA	O-E	HSBC	ARGENTINA	$ARG	-	11,934	-	-	-	11,934	At maturity	17.00
O-E	SIDRA LA VICTORIA S.A.	ARGENTINA	O-E	Banco Citi	ARGENTINA	$ARG	383,116	-	-	-	-	383,116	At maturity	14.25
O-E	SIDRA LA VICTORIA S.A.	ARGENTINA	O-E	Banco Hipotecario	ARGENTINA	$ARG	484,291	-	-	-	-	484,291	At maturity	15.00
O-E	SIDRA LA VICTORIA S.A.	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	$ARG	1,009	-	-	-	-	1,009	At maturity	15.50
O-E	SIDRA LA VICTORIA S.A.	ARGENTINA	O-E	Banco Bbva	ARGENTINA	$ARG	30,635	-	-	-	-	30,635	At maturity	16.00
O-E	SAENZ BRIONES & CIA. S.A.C.I.	ARGENTINA	O-E	HSBC	ARGENTINA	$ARG	-	36,429	-	-	-	36,429	At maturity	17.00
O-E	SAENZ BRIONES & CIA. S.A.C.I.	ARGENTINA	O-E	HSBC	ARGENTINA	$ARG	-	-	23,773	-	-	23,773	At maturity	20.00
O-E	SAENZ BRIONES & CIA. S.A.C.I.	ARGENTINA	O-E	Banco Citi	ARGENTINA	$ARG	973,347	-	-	-	-	973,347	At maturity	14.25
O-E	SAENZ BRIONES & CIA. S.A.C.I.	ARGENTINA	O-E	HSBC	ARGENTINA	$ARG	751,970	-	-	-	-	751,970	At maturity	16.75
O-E	SAENZ BRIONES & CIA. S.A.C.I.	ARGENTINA	O-E	Banco Hipotecario	ARGENTINA	$ARG	1,458,590	-	-	-	-	1,458,590	At maturity	15.00
Subtotal							26,732,808	10,793,930	18,070,832	8,701,242	17,665,040	81,963,852

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Debtor Tax ID	Company	Debtor country	Registration or ID No. Instrument	Creditor country	Currency	Undiscounting amounts according to maturity						Amortization rate	Interest Rate
						0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
						ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bonds payable
91.041.000-8	VIÑA SAN PEDRO TARAPACA S.A.	CHILE	415 13/06/2005 BONO SERIE A	CHILE	UF	613,108	418,853	1,690,358	1,694,003	6,561,431	10,977,753	Semiannual	3.80
90.413.000-1	CCU S.A.	CHILE	388 18/10/2004 BONO SERIE E	CHILE	UF	-	2,262,859	6,648,016	4,397,177	13,605,302	26,913,354	Semiannual	4.00
90.413.000-1	CCU S.A.	CHILE	573 23/03/2009 BONO SERIE H	CHILE	UF	550,695	-	-	-	45,441,625	45,992,320	Semiannual	4.25
90.413.000-1	CCU S.A.	CHILE	572 23/03/2009 BONO SERIE I	CHILE	UF	-	569,210	68,383,353	-	-	68,952,563	At maturity	3.00
Sub-total						1,163,803	3,250,922	76,721,727	6,091,180	65,608,358	152,835,990

Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Undiscounting amounts according to maturity						Amortization rate	Interest Rate
							0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Financial leases obligations
90.413.000-1	CCU S.A.	CHILE	99.012.000-5	Consorcio Nacional de Seguros S.A.	CHILE	UF	18,547	57,578	138,734	94,682	15,073,188	15,382,729	Monthly	7.07
96.981.310-6	COMPAÑÍA CERVECERA KUNSTMANN S.A.	CHILE	97.004.000-5	Banco de Chile	CHILE	UF	32,231	82,580	252,851	70,231	-	437,893	Monthly	5.80
96.981.310-6	COMPAÑÍA CERVECERA KUNSTMANN S.A.	CHILE	97.015.000-5	Banco Santander Chile	CHILE	UF	23,991	74,613	17,134	-	-	115,738	Monthly	7.20
96.981.310-6	COMPAÑÍA CERVECERA KUNSTMANN S.A.	CHILE	97.030.000-7	Banco del Estado de Chile	CHILE	UF	18,613	57,038	161,263	175,518	85,551	497,983	Monthly	4.33
76.077.848-6	CERVECERA BELGA DE LA PATAGONIA S.A.	CHILE	97.015.000-5	Banco Santander Chile	CHILE	UF	1,639	4,918	13,115	13,115	12,022	44,809	Monthly	6.27
Subtotal							95,021	276,727	583,097	353,546	15,170,761	16,479,152
Total							27,991,632	14,321,579	95,375,656	15,145,968	98,444,159	251,278,994

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 6).

(2) This obligation is hedged by a Cross Currency Rate Swap (Note 6).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

As of December 31, 2011:

Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Undiscounting amounts according to maturity						Amortization rate	Interest Rate
							0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bank borrowings
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	-	52,527	-	-	-	52,527	At maturity	3.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	-	52,27	-	-	-	52,527	At maturity	3.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	-	52,527	-	-	-	52,527	At maturity	3.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	-	52,378	-	-	-	52,378	At maturity	3.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	-	52,378	-	-	-	52,378	At maturity	3.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	-	52,378	-	-	-	52,378	At maturity	3.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Santander Rio	ARGENTINA	USD	183,560	-	-	-	-	183,560	At maturity	3.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Santander Rio	ARGENTINA	USD	106,133	-	-	-	-	106,133	At maturity	3.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Santander Rio	ARGENTINA	USD	78,469	-	-	-	-	78,469	At maturity	3.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Supervielle	ARGENTINA	USD	-	131,165	-	-	-	131,165	At maturity	6.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	USD	56,747	-	-	-	-	56,747	At maturity	3.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	50,308	-	-	-	-	50,308	At maturity	3.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	32,110	-	-	-	-	32,110	At maturity	3.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	53,955	-	-	-	-	53,955	At maturity	3.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Supervielle	ARGENTINA	USD	-	131,286	-	-	-	131,286	At maturity	11.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Fondo para la Transformación y Crec,	ARGENTINA	$ARG	11,308	-	-	-	-	11,308	Semiannual	6.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Fondo para la Transformación y Crec,	ARGENTINA	$ARG	-	-	16,962	-	-	16,962	Semiannual	6.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	$ARG	55,447	-	-	-	-	55,447	At maturity	15.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	BNA	ARGENTINA	$ARG	844	-	-	-	-	844	At maturity	12.00
91,041,000-8	VIÑA SAN PEDRO TARAPACA S.A.	CHILE	97,004,000-5	Banco de Chile	CHILE	USD	-	2,316,269	-	-	-	2,316,269	At maturity	1.18
91,041,000-8	VIÑA SAN PEDRO TARAPACA S.A.	CHILE	97,004,000-5	Banco de Chile	CHILE	USD	20,573	-	-	2,303,224	-	2,323,797	At maturity	1.86
91,041,000-8	VIÑA SAN PEDRO TARAPACA S.A.	CHILE	97,030,000-5	Bnaco del Estado de Chile	CHILE	USD	-	5,737,443	-	-	-	5,737,443	At maturity	1.00
91,041,000-8	VIÑA SAN PEDRO TARAPACA S.A.	CHILE	97,004,000-5	Banco de Chile	CHILE	USD	47,447	-	-	5,192,000	-	5,239,447	At maturity	1.86
O-E	COMPAÑÍA INDUSTRIAL CERVECERA S A	ARGENTINA	O-E	Banco Citibank	ARGENTINA	$ARG	-	1,333,618	-	-	-	1,333,618	At maturity	15.25
O-E	COMPAÑÍA INDUSTRIAL CERVECERA S A	ARGENTINA	O-E	Banco Frances	ARGENTINA	$ARG	-	2,442,369	-	-	-	2,442,369	At maturity	15.25
O-E	CCU CAYMAN BRANCH	ISLAS CAIMAN	O-E	BBVA S.A. New York Branch	E,E U,U,	USD	-	36,381,447	-	-	-	36,381,447	At maturity	0.98
99,586,280-8	COMPAÑÍA PISQUERA DE CHILE (V.A.)	CHILE	99,586,280-8	Banco Raboinvestments Chile S,A	CHILE	CLP	224,333	9,961,114	-	-	-	10,185,447	At maturity	5.75
O-E	SIDRA LA VICTORIA S.A.	ARGENTINA	O-E	Banco HSBC	ARGENTINA	$ARG	-	25,997	-	-	-	25,997	At maturity	17.00
O-E	SIDRA LA VICTORIA S.A.	ARGENTINA	O-E	Banco Citibank	ARGENTINA	$ARG	-	615,058	-	-	-	615,058	At maturity	18.00
O-E	SIDRA LA VICTORIA S.A.	ARGENTINA	O-E	Banco HSBC	ARGENTINA	$ARG	-	-	14,751	-	-	14,751	At maturity	17.00
O-E	SIDRA LA VICTORIA S.A.	ARGENTINA	O-E	Banco Frances	ARGENTINA	$ARG	102,206	-	-	-	-	102,206	At maturity	26.00
O-E	SIDRA LA VICTORIA S.A.	ARGENTINA	O-E	Banco Macro	ARGENTINA	$ARG	492,420	-	-	-	-	492,420	At maturity	21.00
O-E	SIDRA LA VICTORIA S.A.	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	$ARG	273,308	-	-	-	-	273,308	At maturity	26.00
O-E	SIDRA LA VICTORIA S.A.	ARGENTINA	O-E	Banco HSBC	ARGENTINA	$ARG	243,846	-	-	-	-	243,846	At maturity	26.00
O-E	SAENZ BRIONES & CIA, S.A.C.I.	ARGENTINA	O-E	Banco HSBC	ARGENTINA	$ARG	-	64,475	-	-	-	64,475	At maturity	20.00
O-E	SAENZ BRIONES & CIA, S.A.C.I.	ARGENTINA	O-E	Banco Provincia	ARGENTINA	$ARG	498,363	-	-	-	-	498,363	At maturity	13.75
O-E	SAENZ BRIONES & CIA, S.A.C.I.	ARGENTINA	O-E	Banco Citibank	ARGENTINA	$ARG	-	3,065,669	-	-	-	3,065,669	At maturity	18.00
O-E	SAENZ BRIONES & CIA, S.A.C.I.	ARGENTINA	O-E	Banco HSBC	ARGENTINA	$ARG	-	-	74,278	-	-	74,278	At maturity	17.00
O-E	SAENZ BRIONES & CIA, S.A.C.I.	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	$ARG	24,308	-	-	-	-	24,308	At maturity	26.00
O-E	SAENZ BRIONES & CIA, S.A.C.I.	ARGENTINA	O-E	Banco Santander Rio	ARGENTINA	$ARG	356,120	-	-	-	-	356,120	At maturity	25.00
O-E	SAENZ BRIONES & CIA, S.A.C.I.	ARGENTINA	O-E	Banco HSBC	ARGENTINA	$ARG	488,065	-	-	-	-	488,065	At maturity	26.00
O-E	SAENZ BRIONES & CIA, S.A.C.I.	ARGENTINA	O-E	Banco Macro	ARGENTINA	$ARG	567,785	-	-	-	-	567,785	At maturity	21.00
Subtotal							3,967,655	62,520,625	105,991	7,495,224	-	74,089,495

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Debtor Tax ID	Company	Debtor country	Registration or ID No. Instrument	Creditor country	Currency	Undiscounting amounts according to maturity						Amortization rate	Interest Rate
						0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
						ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bonds payable
91.041.000-8	VIÑA SAN PEDRO TARAPACA S.A.	CHILE	415 13/06/2005 BONO SERIE A	CHILE	UF	605,661	408,231	1,648,221	1,651,641	7,231,565	11,545,319	Semiannual	3.80
90.413.000-1	CCU S.A.	CHILE	388 18/10/2004 BONO SERIE E	CHILE	UF	-	2,208,592	4,244,319	4,275,343	17,659,247	28,387,501	Semiannual	4.00
90.413.000-1	CCU S.A.	CHILE	573 23/03/2009 BONO SERIE H	CHILE	UF	535,162	-	-	-	44,337,147	44,872,309	Semiannual	4.25
90.413.000-1	CCU S.A.	CHILE	572 23/03/2009 BONO SERIE I	CHILE	UF	553,380	-	66,615,125	-	-	67,168,505	At maturity	3.00
UF						1,694,203	2,616,823	72,507,665	5,926,984	69,227,959	151,973,634

Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Undiscounting amounts according to maturity						Amortization rate	Interest Rate
							0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Financial leases obligations
96.981.310-6	COMPAÑÍA CERVECERA KUNSTMANN S.A.	CHILE	97.004.000-5	Banco de Chile	CHILE	UF	81,323	233,240	231,505	184,772	11,133	741,973	Monthly	5.80
96.981.310-6	COMPAÑÍA CERVECERA KUNSTMANN S.A.	CHILE	97.015.000-5	Banco Santander Chile	CHILE	UF	21,793	67,779	112,975	-	-	202,547	Monthly	7.20
90.413.000-1	CCU S.A.	CHILE	99.012.000-5	Consorcio Nacional de Seguros S.A.	CHILE	UF	16,906	52,487	209,715	92,415	14,712,397	15,083,920	Monthly	7.07
76.077.848-6	CERVECERA BELGA DE LA PATAGONIA S.A.	CHILE	97.015.000-5	Banco Santander Chile	CHILE	UF	1,600	4,800	12,801	12,801	18,134	50,136	Monthly	6.27
Subtotal							121,622	358,306	566,996	289,988	14,741,664	16,078,576
Total							5,783,480	65,495,754	73,180,652	13,712,196	83,969,623	242,141,705

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 6).

(2) This obligation is hedged by a Cross Currency Rate Swap (Note 6).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Details of the fair value of bank borrowings, financial leases obligations and bonds payable are described in Note 6.

The effective rates of bond obligations are as follow:

Bonds serie	A	3,96%
Bonds serie	E	4,52%
Bonds serie	H	4,26%
Bonds serie	I	3,18%

The debts and financial liabilities are stated in several currencies and they accrue fixed and variable interest rates. The details of such obligations classified as per currency and interest type (excluding the effect of cross currency interest rate swap agreements) are as follows:

	As of December 31, 2012		As of December 31, 2011
	Fixed Interest Rate	Variable Interest Rate	Fixed Interest Rate	Variable Interest Rate
	ThCh$	ThCh$	ThCh$	ThCh$
US Dollar	1,164,778	14,156,408	1,138,447	51,998,403
Chilean Pesos	20,872,764	-	10,185,447	-
Argentine Pesos	45,769,902	-	10,767,200	-
Unidades de Fomento	169,315,142	-	168,052,208	-
Total	237,122,586	14,156,408	190,143,302	51,998,403

The terms and conditions of the interest accruing obligations as of December 31, 2012, were as follows:

a)      Bank Borrowings

BBVA New York – Bank Loans

On November 23, 2007, the Company obtained, through its Cayman Islands agency, a 5 year bank loan from the Cayman Islands branch of BBVA bank, for 70 million US Dollars maturing on November 23, 2012. Subsequently, BBVA ceded that contract to the Banco del Estado de Chile, according to letter dated August 28, 2012 and notified to the Agency of the Company in Cayman Islands, dated October 1, 2012. On November 23, 2012, this loan was paid.

Raboinvestment Chile S.A. (Raboinvestment) – Bank Loans

On August 12, 2010, the subsidiary Compañía Pisquera de Chile S.A. (CPCh) renegotiated a syndicated loan with banks BCI, BBVA and Raboinvestment Chile S.A. (Raboinvestment) where BCI and BBVA ceded and transferred their respective shares of the credit to Raboinvestment. On the same date CPCh and Raboinvestment signed an agreement acknowledging the debt and rescheduling of the total outstanding debt, for the capital of that syndicated loan for an amount of ThCh$ 9,961,114, which was paid in a single installment on August 12, 2012.

This loan accrued interest at an annual fixed rate of 5.75%. The Company amortizes interests semi-annually and were paid on August 12 and February 12, of each year.

Banco del Estado de Chile – Bank Loans

On July 27, 2012, the subsidiary Compañía Pisquera Chile S.A. signed a bank loan with the Banco del Estado de Chile for a total of ThCh$ 16,000,000, for a period of 5 years, with maturity on July 27, 2017.

This loan accrues interest at an annual fixed rate of 6.86% and an effective rate of 7.17%. The Company amortizes interest semi-annually, and the capital amortization consists of a single payment at the end of the established term.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios, as measured by the balance sheet and audited annual financial statements as of December 31, during the last 12 months:

(a)   Maintain a Financial Expense Coverage not less than 3, calculated as the relationship between Gross Margin less Marketing costs, Distribution and Administration expenses, plus Other income by function, less Other expenses by function, plus Depreciation and Amortization, divided by Financial costs.

(b)   Maintain a debt ratio of no more than 2.5, measured as Total liabilities divided by Equity.

(c)    Maintain Equity higher than UF 770,000.

In addition, this loan obliges CPCh to comply with certain restrictions of affirmative nature, including maintaining insurance, maintaining the ownership of essential assets, and also to comply with certain restrictions, such as not to pledge, mortgage or grant any kind of encumbrance or real right over any fixed asset with an individual accounting value higher than UF 10,000, except under the terms established by the agreement, among other.

As of December 31, 2012 and 2011, the Company was in compliance with the financial covenants and specific requirements of this loan.

Banco de Chile – Bank Loans

a. On July 11, 2011, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco de Chile for a total of
US$ 4,436,000, maturing on July 11, 2012.

    This loan accrues interest at a compound floating rate 180 days Libor plus a fixed margin. The subsidiary amortizes interest semi-annually, and capital amortization consists of a single payment at the end of the established term.

    This debt was changed to Euros and a fixed interest rate through currency and interest rate swap agreements (Cross Currency Interest Rate Swap). For details of the Company`s hedge strategies see Note 6.

    On July 11, 2012, this loan was payment.

b. On July 11, 2011, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco de Chile for a total of
US$ 4,436,000, maturing on July 11, 2016.

    This loan accrues interest at a compound floating rate 180 days Libor plus a fixed margin. The subsidiary amortizes interest semi-annually, and capital amortization consists of a single payment at the end of the established term.

    This debt was changed to Euros and a fixed interest rate through a currency and interest rate swap agreements (Cross Currency Interest Rate Swap). For details of the Company`s hedge strategies see Note 6.

c. On July 7, 2011, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco de Chile for a total of
US$ 10,000,000, maturing on July 7, 2016.

    This loan accrues interest at a compound floating rate 180 days Libor plus a fixed margin. The subsidiary amortizes interest semi-annually, and capital amortization consists of a single payment at the end of the established term.

    The interest rate risk to which the subsidiary is exposed as result of this loan is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company`s hedge strategies see Note 6.

The aforementioned loans oblige the Company to comply with the same covenants as the Series A Bond as indicated in letter c) obligations with the public in this Note.

Banco del Estado de Chile  – Bank Loans

a.   On July 18, 2011, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco del Estado de Chile for a total of US$ 11,000,000, maturing on July 18, 2012.

      This loan accrues interest at a compound floating rate 180 days Libor plus a fixed margin. The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

      This loan obliges the Company to comply with the same covenants as the Series A Bond as indicated in letter c) obligations with the public in this Note.

      On July 18, 2012, this loan was payment.

b.   On April 23, 2012, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 3,000,000, maturing on July 19, 2012.

     On July 19, 2012 the previous loan was renewed for a period of 71 days, maturing on September 28, 2012. Subsequently, this loan was renewed for a period of 84 days, maturing on December 21, 2012. On December 21, 2012, this loan was renewed for 60 days, maturing on February 19, 2013.

      This loan accrues interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

c.   On July 19, 2012, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 1,000,000, maturing on September 28, 2012. Subsequently this loan was renewed for a period of 84 days, maturing on December 21, 2012. It was renewed for 60 days, maturing in February 19, 2013.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

Banco Scotiabank – Bank Loans

a. On June 22, 2012, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Scotiabank for a total of US$ 3,897,940, maturing on June 20, 2013.

This loan accrues interest at a compound floating rate for 90 days Libor plus a fixed margin. The subsidiary amortizes interest quarterly and capital amortization consists of a single payment at the end of the established term.

    This debt was changed to Euros and a fixed interest rate through currency and interest rate swap agreements (Cross Currency Interest Rate Swap). For details of the Company`s hedge strategies see Note 6.

b. On June 21, 2012, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Scotiabank for a total of
US$ 11,000,000, maturing on June 21, 2013.

    This loan accrues interest at a compound floating rate for 180 days Libor plus a fixed margin. The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

BBVA Banco Francés S.A.; HSBC Bank Argentina S.A.; Banco de Galicia y Buenos Aires S.A.; La Sucursal de Citibank NA established in Argentinian Republic; Banco de La Provincia de Buenos Aires – Syndicated Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

On October 5, 2012, the subsidiary CICSA signed a syndicated bank loan for a total of 187.5 million Argentine Pesos, maturing on October 5, 2015.

The proportional participation of banks lenders is as follows:

a)      BBVA Bank French S.A., with 55 million Argentine Pesos.

b)     Banco de la Provincia de Buenos Aires, with 54 million Argentine Pesos.

c)     HSBC Bank Argentina S.A., with 43.5 million Argentine Pesos.

d)     Banco de Galicia y Buenos Aires S.A., with 20 million Argentine.

e)     La Sucursal de Citibank NA established in Argentinian Republic, with 15 million Argentine Pesos.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

This loan accrues interest at an annual rate of 15.01% whose payments are made monthly. The subsidiary amortizes capital in 9 consecutive and equal quarterly installments, after the grace period of 12 months from the date of disbursement.

These loans oblige the subsidiary to meet specific requirements and financial covenants related to their Consolidated Financial Statements, which according to agreement of the parties are as follows:

a)   Maintain a capability of repayment measure at the end of each quarter less than or equal to 3, calculated as the financial debt over Adjusted EBITDA 1  . Adjusted EBITDA means EBITDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: Operating result before Interest, Income taxes, Depreciation and Amortization for the period of 12 months immediately prior to the date of calculation.

b)   Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 2.5, calculated as the ratio of Adjusted EBITDA (as defined in paragraph (a)) and Financial Costs account.

c)   Maintain at the end of each quarter an indebtedness ratio not higher than 1.5, defined as the ratio of Financial Liabilities over the Equity  meaning the Equity at the time of calculation, as it arises from their Financial Statements and in accordance with generally accepted accounting principles in the Argentinian Republic.

d)     Maintain at the end of each quarter a minimum Equity of 600 million of Argentine Pesos.

Banco de la Nación Argentina – Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

On December 28, 2012, CICSA signed a bank loan for a total of 140 million of Argentine Pesos for a period of 7 years, maturing on November 26, 2019, and whose loan is delivered in two stages, where the first was carried out on December 28, 2012, for a total of 56 million Argentine Pesos and the second installment will be 120 days, subject to the application of the 56 million Pesos granted in the first installment of the loan.

This loan accrues interest at an annual rate of 15% fixed by first 36 months. Having completed that term, accrues interest at a compound floating rate BADLAR in Pesos plus a fixed spread of 400 basis points and to this effect will be taken BADLAR rate published by the Central Bank of the Argentina Republic, corresponding to five working days prior to the start of the period, subject to the condition that does not exceed the lending rate of the general portfolio of the Banco de la Nación Argentina, in whose case shall apply this.

The subsidiary amortizes capital in 74 consecutive and equal installments, after the grace period of 10 months from the date of disbursement.

b)      Financial Lease Obligations

The most significant financial lease agreements are as follows:

CCU S.A.

In December, 2004, the Company sold a piece of land previously classified as investment property. As part of the transaction, the Company leased eleven floors of a building under construction on the mentioned piece of land.

The building was completed during 2007, and on June 28, 2007, the Company entered into a 25-years lease agreement with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., for a total amount of UF 688,635.63, with an annual interest rate of 7.07%. The current value of the agreement amounted to ThCh$ 10,403,632 as of December 31, 2007. The agreement also grants CCU the right or option to acquire the assets contained in the agreement (real estate, furniture and facilities) as from month 68 of the lease. The lease rentals committed are according to the conditions prevailing in the market. For Chilean GAAP purposes, in 2004 the Company recognized a ThCh$ 3,108,950 gain for the building portion not leased by the Company, and a ThCh$ 2,260,851 liability deferred through completion of the building, when the Company recorded the transaction as financial lease.

1 EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Compañía Cervecera Kunstmann S.A.

The lease agreements are as follows:

Type	Institution	Contract Date	Amount (UF)	Number of quotas	Anual Interest	Purchase option (UF)
Production plant	Banco Chile	04/19/2005	20,489	168	8.30%	302
Land Lote 2 C	Banco Chile	06/26/2007	7,716	121	5.80%	85
Land Lote 2 D	Banco Chile	03/25/2008	15,000	97	4.30%	183
Grain cooker	Banco Chile	08/31/2008	43,969	61	4.13%	800
Inspector level of filling, capping, pasteurization and packaging line	Banco Santander- Chile	01/12/2009	14,077	61	7.16%	276
Rinser-Filler-Capping Machine	Banco Santander- Chile	02/03/2009	5,203	61	7.34%	102
Land Lote 13F1	Banco Santander- Chile	12/01/2009	2,116	119	6.27%	26

The following is a detail of future payments and the current value of the financial lease obligations as of December 31, 2012:

Lease Minimum Future Payments	As of December 31, 2012
	Gross Amount	Interest	Current Value
	ThCh$	ThCh$	ThCh$
Less than one year	1,457,311	1,098,396	358,915
Between one and five year	6,358,214	5,270,767	1,087,447
Over five years	27,910,316	12,877,526	15,032,790
Total	35,725,841	19,246,689	16,479,152

c)      Bonds Payable

Series A Bonds – Subsidiary Viña San Pedro Tarapacá S.A.

On June 13, 2005, the subsidiary Viña San Pedro Tarapacá S.A. recorded in the Securities Record a bond issue for a total UF 1,500,000 at a 20-years term maturing on July 15, 2025. Such issue was placed in the local market on July 20, 2005, with a premium amounting to ThCh$ 227,378. This obligation accrues interest at a fixed annual rate of 3.8% and amortizes interest and capital semi-annually.

On December 17, 2010, took place the Board of Bondholders Serie A, which decided to modify the issued Contract of such bonds in order to update certain references and adapt it to the new IFRS accounting standards. The amendment of the issued Contract is dated December 21, 2010 and has the repertory No. 35739-2010 in the Notary of Ricardo San Martín Urrejola. Because of these changes, the commitment of this subsidiary is to comply with certain financial ratios that will be calculated only on the Consolidated Financial Statements. These financial ratios and other conditions are as follows:

(a)   Control over subsidiaries representing at least 30% of the consolidated Adjusted EBITDA of the issuer.Adjusted EBITDA means EBITDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded in the Note Nature of the costs and expenses.

(b)   Not to enter into investments in instruments issued by related parties different from its subsidiaries.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

(c)    Neither sells nor transfers essential assets that jeopardize the continuance of its current purpose.

(d)   Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.2, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. The Total Adjusted Liabilities is defined as Total Liabilities less Dividends provisioned, according to policy contained in the Statement of Changes in Equity, plus the amount of all guarantees, debts or obligations of third parties not within the liabilities and outside the Issuer or its subsidiaries that are cautioned by real guarantees granted by the Issuer or its subsidiaries. Total Adjusted Equity is defined as Total Equity plus Dividends provisioned, according to policy contained in the Statement of Changes in Equity.

(e)   Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted EBITDA (as defined in paragraph (a)) and Financial Costs account.

(f)    Maintain at the end of each quarter a minimum equity of ThCh$ 83,337,800, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be performed by the Issuer.

On July 21, 2011 the subsidiary made a partial prepayment for 750 Series A Bonds (of the 1,500 issued) equivalent to
UF 513,750, according to Section Twelve of Clause Four for the Issue Contract Bond issued by public deed dated April 28, 2005.

Additionally, the subsidiary recognized in the Consolidated Statement ofIncome an expenditure of ThCh$ 103,735, for expenses associated with the issuance of this debt.

As of December 31, 2012 and 2011, the Company was in compliance with the financial covenants required for this public issue.

Series E Bonds – CCU S.A.

On October 18, 2004, under number 388 the Company recorded in the Securities Record the issue of 20-year term public bonds for a total UF 2,000,000 maturing on December 1, 2024. This issue was placed in the local market on December 1, 2004, with a discount amounting to ThCh$ 897,857. This obligation accrues interests at a fixed annual rate of 4.0%, and it amortizes interest and capital semi-annually.

On December 17, 2010, took place the Board of Bondholders Serie A, which decided to modify the issued Contract of those bonds in order to update certain references and adapt it to the new IFRS accounting standards. The amendment of the issued Contract is dated December 21, 2010 and has the repertory No. 35738-2010 in the Notary of Ricardo San Martín Urrejola. Because of these changes, the commitment of the Company is to comply with certain financial ratios that will be calculated only on the Consolidated Financial Statements. These financial ratios and other conditions are as follows:

(a)   Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. Total Adjusted Liabilities is defined as Total Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees granted by the Issuer or its subsidiaries that are cautioned by real guarantees, except as noted in the contract.  Total Adjusted Equity is defined as Total Equity plus Dividends provisioned, according to policy included in the Statement of Changes in Equity.

(b)   Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted EBITDA and Financial Costs account. Adjusted EBITDA means EBITDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the costs and expenses.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

(c)    Maintain at the end of each quarter, assets free of liens for an amount equal to at least 1.2, defined as the ratio of Total Assets free of lien and Total Adjusted Liabilities free of lien. Is defined as Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Total Adjusted Liabilities free of lien are defined as Total Liabilities less Dividends provisioned according to policy contained in the Statement of Changes in Equity.

(d)   Maintain at the end of each quarter a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy contained in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be performed by the Issuer.

(e)   To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A. and Viña San Pedro Tarapacá S.A., except in the cases and under the terms established in the agreement.

(f)    To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

(g)   Not to make investments in facilities issued by related parties, except in the cases and under the terms established in the agreement.

(h)   Neither sells nor transfer assets from the issuer and its subsidiaries representing over 25% of the assets total of the consolidated financial statements.

As of December 31, 2012 and 2011, the Company was in compliance with the financial covenants required for this public issue.

Series H and I Bonds – CCU S.A.

On March 23, 2009, the Company recorded in the Securities Record the issue of bonds Series H and I for a combined total of UF 5 million, with 10 and 30 years terms, respectively. Emissions of both series were placed in the local market on April 2, 2009.  The issuance of the Bond I was UF 3 million  with maturity on March 15, 2014, with a discount amounting to
ThCh$ 413,181, and accrues interest at an annual fixed rate of 3.0%, with amortize interest semi-annually and excluding the capital (bullet).  The issuance of the Bond H was UF 2 million  with maturity on March 15, 2030, with a discount amounting to ThCh$ 156,952, and accrues interest at an annual fixed rate of 4.25%, with amortizes interest and capital semi-annually.

By deed dated December 27, 2010 issued in the Notary of Ricardo San Martín Urrejola, under repertoires No. 36446-2010 and 36447-2010, were amended Issue Contract Series H and I, respectively, in order to update certain references and to adapt to the new IFRS accounting rules.

The current issue was subscribed with Banco Santander Chile as representative of the bond holders and as paying bank, and it requires that the Company complies with the following financial covenants on its consolidated financial statements and other specific requirements:

(a)   Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. The Total Adjusted Liabilities are defined as Total Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees, debts or obligations of third parties not within the liability and outside the Issuer or its subsidiaries that are cautioned by real guarantees granted by the Issuer or its subsidiaries. Total Adjusted Equity is defined as Total Equity plus Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

(b)   Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted EBITDA and Financial Costs account. Adjusted EBITDA means EBITDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the cost and expenses.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

(c)    Maintain at the end of each quarter, assets free of liens for an amount equal to, at least, 1.2, defined as the ratio of Total Assets free of lien and Financial Debt free of lien. Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Financial Debt free of lien is defined as the sum of lines Bank Loans, Bonds payable and Finance lease obligations contained in Note Other financial liabilities of the Consolidated Financial Statements.

(d)   Maintain at the end of each quarter a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be performed by the Issuer.

(e)   To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A.

(f)    Maintain a nominal installed capacity for the production manufacturing of beer and soft drinks, equal or higher altogether than 15.9 million hectoliters a year, except in the cases and under the terms of the contract.

(g)   To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

(h)   Not to make investments in facilities issued by related parties, except in the cases and under the terms established in the agreement.

As of December 31, 2012 and 2011 the Company was in compliance with the financial covenants required for this public issue.

As December 31, 2011, the SVS had formalized the changes to the registration of the aforementioned four series of bonds.

Note 28 Accounts payable – trade and other payables

As of December 31, 2012 and 2011, the total Accounts payable-trade and other payables are as follows:

	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Suppliers	135,588,879	133,762,419
Notes payable	1,156,777	1,065,122
Withholdings payable	29,371,722	31,376,079
Total	166,117,378	166,203,620
Current	165,392,448	166,203,620
Non-current	724,930	-
Total	166,117,378	166,203,620

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 29 Provisions

As of December 31, 2012 and 2011, the total provisions recorded in the consolidated statement of financial position are as follows:

	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Litigation	984,466	1,624,479
Others	910,663	1,459,960
Total	1,895,129	3,084,439
Current	401,849	1,169,126
Non-current	1,493,280	1,915,313
Total	1,895,129	3,084,439

The following was the change in provisions during the year ended December 31, 2011 and 2012:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2011	1,220,844	-	1,220,844
As of December 31, 2011
Incorporated	1,257,890	1,459,960	2,717,850
Used	(869,774)	-	(869,774)
Conversion effect	15,519	-	15,519
As of December 31, 2011	1,624,479	1,459,960	3,084,439
As of December 31, 2012
Incorporated	1,064,601	125,568	1,190,169
Used	(1,076,435)	(100,567)	(1,177,002)
Released	(418,035)	(295,461)	(713,496)
Conversion effect	(210,144)	(278,837)	(488,981)
As of December 31, 2012	984,466	910,663	1,895,129

The maturities of provisions at December 31, 2012, were as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	401,849	-	401,849
Between two and five years	396,203	910,663	1,306,866
Over five years	186,414	-	186,414
Total	984,466	910,663	1,895,129

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Litigation

The detail of significant litigation proceedings to which the Company is exposed at a consolidated level is described in Note 35.

Management believes based on the development of such proceedings to date, the provisions established on a case by basis are adequate to cover the eventual adverse effects that could arise from these proceedings.

Note 30 Other non-financial liabilities

As of December 31, 2012 and 2011, the total Other non-financial liabilities are as follows:

	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Parent dividend provisioned by the board	20,065,681	19,428,675
Parent dividend provisioned according to policy	37,150,689	41,947,122
Outstanding parent dividends	505,162	603,608
Subsidiaries dividends according to policy	5,084,143	6,226,709
Others	43,579	257,810
Total	62,849,254	68,463,924
Current	62,849,254	68,463,924
Non-current	-	-
Total	62,849,254	68,463,924

Note 31 Employee Benefits

The Company grants short term and employment termination benefits as part of its compensation policies.

The parent company and its subsidiaries maintain collective agreements with their employees, which establish the compensation and/or short–term and long-term benefits for their staff, the main features of which are described below:

i. Short-term benefits are generally based on combined plans or agreements, designed to compensate benefits received, such as paid vacation, annual performance bonuses and compensation through annuities.

ii. Long-term benefits are plans or agreements mainly intended to cover the post-employment benefits generated at the end of the labour relationship, be it by voluntary resignation or death of personnel hired.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

The cost of such benefits is charged against income, in the “Staff Expense” item.

As of December 31, 2012 and 2011, the total staff benefits recorded in the Consolidated Statement of Financial Position is as follows:

Employees’ Benefits	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Short term benefits	15,901,409	13,898,602
Employment termination benefits	13,171,264	15,531,518
Total	29,072,673	29,430,120
Current	15,901,531	13,906,409
Non-current	13,171,142	15,523,711
Total	29,072,673	29,430,120

The following is a detail of the Short-term and Severance Indemnity.

Employees’ Bonuses

Short-term benefits are mainly comprised of recorded vacation (on accruals basis), bonuses and share compensation. Such benefits are recorded when the obligation is accrued and are usually paid within a 12-month periods, consequently, they are not discounted.

As of December 31, 2012 and 2011, the provisions recorded as a result of services granted and unpaid are as follows:

Short-Term Employees’ Benefits	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Vacation	6,231,487	5,837,134
Bonus and compensation	9,669,922	8,061,468
Total	15,901,409	13,898,602

The Company records the staff vacation cost on an accrual basis.

Severance Indemnity

The Company records a liability for the payment of irrevocable severance indemnities, originated by collective and individual agreements entered into with certain groups of employees. Such obligations are determined by means of the present value of the accrued benefit costs, a method that considers several factors in the calculation such as estimates of employee turnover, mortality rates, future salary increases and discount rates. The Company periodically evaluates these factors based on historical data and future projections, making adjustments that apply to identifiable sustained trends. As a result of this process, the discount and turnover rates were updated resulting in a decrease of ThCh$ 3,083,336 in the liability for the payment of severance indemnities, which was registered in the Consolidated Statement of Income during 2012. The obligation is calculated using the severance benefits accrual method. The discount rate is determined by reference to market interest rate curves for high quality bonds. The discount rate in Chile was 6.8% (7.7% in 2011) and in Argentina 26.6% (26.6% in 2011).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

As of December 31, 2012 and 2011, the obligation recorded for severance indemnity are as follows:

Severance Indemnity	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Current	122	7,807
Non-current	13,171,142	15,523,711
Total	13,171,264	15,531,518

The change in the severance indemnity during the year ended as of December 31, 2011 and 2012, was as follows:

Severance Indemnity	Severance Indemnity
ThCh$
Balance as of January 1, 2011	14,767,065
As of December 31, 2011
Current cost of service	615,619
Interest cost	1,212,321
Actuarial loss	610,428
Paid-up benefits	(1,692,390)
Past service cost	407,893
From business combinations	51,392
Others	(440,810)
As of December 31, 2011	15,531,518
As of December 31, 2012
Current cost of service	523,159
Interest cost	1,274,978
Actuarial Gain	(3,492,211)
Paid-up benefits	(721,945)
Past service cost	304,355
Others	(248,590)
As of December 31, 2012	13,171,264

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

The figures recorded in the Consolidated Statement of Income as of December 31, 2012, 2011 and 2010, are as follows:

Expense recognized for severance indemnity	For the years ended December 31,
	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Current cost of service	523,159	615,619	533,870
Interest cost	1,274,978	1,212,321	973,827
Past service cost	304,355	407,893	482,816
Actuarial (Gain) loss	(3,492,211)	610,428	101,357
Non-provided paid benefits	1,557,398	2,013,319	1,140,911
Other	814,130	(393,603)	437,814
Total expense recognized in consolidated statement of income	981,809	4,465,977	3,670,595

Actuarial Assumptions

As mentioned in Note 2.19 – Employees’ Benefits, the severance payment obligation is recorded at its actuarial value. The main actuarial assumptions used for the calculation of the severance indemnity obligation as of December 31, 2012 and 2011, are as follows:

			Chile		Argentina
			As of December		As of December
			2012	2011	2012	2011
Mortality table			RV-2004	RV-2004	Gam '83	Gam '83
Annual interest rate			6.8%	7.7%	26.6%	26.6%
Voluntary retirement rotation rate			1.9%	1.0%	n/a	n/a
Company’s needs rotation rate			5.3%	0.5%	n/a	n/a
Salary increase			3.7%	3.7%	21.2%	21.2%
Estimated retirement age for	Officers		60	60	60	60
	Other	Male	65	65	65	65
		Female	60	60	60	60

Sensitivity Analysis

The Following is a sensitivity analysis based on increased (decreased) of 1 percent on the discount rate:

Sensitivity Analysis	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
1% increase in the Discount Rate (Gain)	854,557	1,321,827
1% decrease in the Discount Rate (Loss)	(980,616)	(1,556,424)

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Personal expense

The amounts recorded in the Consolidated Statement of Income for the years ended as of December 31, 2012, 2011 and 2010, are as follows:

Personal expense	For the years ended December 31,
	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Salaries	93,673,136	81,614,738	72,614,896
Employees’ short-term benefits	15,063,545	13,261,746	10,447,030
Employments termination benefits	981,809	4,465,977	3,670,595
Other staff expense	18,442,996	15,461,284	13,141,922
Total (1)	128,161,486	114,803,745	99,874,443

(1) See Note 10.

Note 32 Non-controlling Interests

Non-controlling Interests consist of the following:

a) Equity

Equity	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A.	74,676,117	93,480,376
Aguas CCU-Nestlé Chile S.A.	11,327,035	10,330,598
Compañía Pisquera de Chile S.A.	4,654,855	4,467,618
Compañía Cervecera Kunstmann S.A.	3,459,887	2,938,659
Saenz Briones & Cía. S.A.	2,772,662	4,232,200
Sidra La Victoria S.A.	1,210	1,499
Others	406,841	358,775
Total	97,298,607	115,809,725

b) Result

Result	For the years ended December 31,
	2012	2011	2010
	ThCh$	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A.	3,397,717	6,659,574	3,828,056
Aguas CCU-Nestlé Chile S.A.	4,884,619	3,614,682	3,233,336
Compañía Pisquera de Chile S.A.	960,778	958,959	918,065
Compañía Cervecerías Unidas Argentina S.A.	-	-	420,387
Compañía Cervecera Kunstmann S.A.	1,052,257	899,089	769,924
Saenz Briones & Cía. S.A.	(798,955)	(30,920)	-
Sidra La Victoria S.A.	(8)	223	-
Others	47,759	(51,000)	67,387
Total	9,544,167	12,050,607	9,237,155

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 33 Common Shareholders’ Equity

Subscribed and paid-up Capital

As of December 31, 2012 and 2011, the Company’s capital shows a balance of ThCh$ 215,540,419, consisting of a total 318,502,872 shares without face value, entirely subscribed and paid-up. The Company has issued only one series of common shares, without any pre-emptive rights. Such common shares are registered for trading at the Santiago and Chile Stock Exchanges, and at the New York Stock Exchange /NYSE), through ADS (American Depositary Shares), with an equivalence of two shares per ADS (See Note 1).

The Company has not issued any shares or convertible instruments during the period, thus changing the number of outstanding shares as of December 31, 2012 and 2011.

Capital Management

The primary purpose, when managing shareholder’s capital, is to maintain an adequate credit risk profile and a healthy capital ratio allowing the Company to access the capitals market for the development of its medium and long term purposes and, at the same time, to maximize shareholder’s return.

Consolidated Statement of Comprehensive Income

As of December 31, 2010, 2011 and 2012, the detail of the comprehensive income and expense of the term is as follows:

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge	(429,445)	79,447	(349,998)
Conversion differences of subsidiaries abroad	(11,900,089)	-	(11,900,089)
Total comprehensive income as of December 31, 2010	(12,329,534)	79,447	(12,250,087)
Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge	(239,524)	42,580	(196,944)
Conversion differences of subsidiaries abroad	2,372,063	-	2,372,063
Total comprehensive income as of December 31, 2011	2,132,539	42,580	2,175,119
Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge	(826,120)	189,525	(636,595)
Conversion differences of subsidiaries abroad	(21,230,019)	-	(21,230,019)
Total comprehensive income as of December 31, 2012	(22,056,139)	189,525	(21,866,614)

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Income per share

The basic income per share is calculated as the ratio between the net income (loss) of the term corresponding to shares holders and the weighted average number of valid outstanding shares during such term.

As of December 31, 2012, 2011 and 2010, the information used for the calculation of the income as per each basic and diluted share is as follows:

Income per share	For the years ended December 31,
	2012	2011	2010
Equity holders of the controlling company (ThCh$)	114,432,733	122,751,594	110,699,515
Weighted average number of shares	318,502,872	318,502,872	318,502,872
Basic and diluted income per share (in Chilean pesos)	359,28	385,40	347,56
Equity holders of the controlling company (ThCh$)	114,432,733	122,751,594	110,699,515
Weighted average number of shares	318,502,872	318,502,872	318,502,872
Basic and diluted income per share (in Chilean pesos)	359.28	385.40	347.56

As of December 31, 2012, 2011 and 2010, the Company has not issued any convertible or other kind of instruments creating diluting effects.

Distributable net Income

In accordance with Circular No 1945 from the SVS on November 4, 2009, the Board of Directors agreed that the net distributable profit for the year 2011 will be that reflected in the financial statements attributable to equity holders of the parents, without adjustment. The above agreement remains in effect for the year ended December 31, 2012.

Dividends

The Company’s dividend policy consists of annually distributing at least 50% of the net distributable profit of the year.

As of December 31, 2010, 2011 and 2012, the Company has distributed the following dividends, either interim or final:

Dividend Nº	Payment Date	Type of Dividend	Dividends per Share	Related to FY
238	08/01/2010	Interim	60.00000	2009
239	04/28/2010	Final	140.99893	2010
240	01/07/2011	Interim	58,00000	2010
241	04/27/2011	Final	115.78103	2010
242	01/06/2012	Interim	61.00000	2011
243	04/13/2012	Final	131.70092	2011

On April 20, 2010, at the General Shareholders Meeting it was agreed to pay the final Dividend No. 239, amounting to ThCh$ 44,908,564 corresponding to $ 140.99893 per share. This dividend was paid on April 28, 2010.

On April 15, 2011, at the General Shareholders Meeting it was agreed to pay the final Dividend No. 241, amounting to ThCh$ 36,876,591 corresponding to $ 115.78103 per share. This dividend was paid on April 27, 2011.

On April 11, 2012, at the General Shareholders Meeting it was agreed to pay the final Dividend No. 243, amounting to ThCh$ 41,947,122 corresponding to $ 131.70092 per share. This dividend was paid on April 20, 2012.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Other Reserves

The reserves that are a part of the Company’s equity are as follows:

Currency Translation Reserves: This reserve originated mainly from the translation of foreign subsidiaries’ financial statements whose functional currency is different from the presentation currency of the Consolidated Financial Statements. As of December 31, 2012, it amounts to a negative reserve of ThCh$ 44,675,962 (ThCh$ 25,038,705 in 2011).

Hedge reserve: This reserve originated from the hedge accounting application of financial liabilities for. The reserve is reversed at the end of the hedge agreement, or when the transaction ceases qualifying for hedge accounting, whichever is first. The reserve effects are transferred to income. As of December 31, 2012, it amounts to a positive reserve of ThCh$ 98,990 (ThCh$ 484,432 in 2011), net of deferred taxes.

Other reserves: As of December 31, 2012 and 2011, the amount is a negative reserve of ThCh$ 3,371,276 for both dates. Such reserves relate mainly to the following concepts:

-              Adjustment due to re-assessment of fixed assets carried out in 1979.

-              Price level restatement of paid-up capital registered as of December 31, 2008, according to SVS Circular Letter Nª456.

-              Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2012 (Note 1, paragraph (4)).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 34 Effects of changes in currency exchange rates

Current assets are denominated in the following currencies:

CURRENT ASSETS	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	102.337.275	178.065.758
CLP	84,177,175	155,337,767
U.F.	-	18,963,052
USD	975,193	2,685,764
Euros	303,571	141,146
$ARG	16,847,635	936,654
Others currencies	33,701	1,375
Other financial assets	1,380,474	3,943,959
CLP	1,227,252	1,134,681
USD	119,822	2,734,498
Euros	22,569	67,807
Others currencies	10,831	6,973
Other non-financial assets	16,376,293	10,098,360
CLP	8,990,800	6,995,075
U.F.	284,030	14,447
USD	68	-
$ARG	7,101,395	3,088,838
Accounts receivable - trade and other receivables	204,570,870	193,065,252
CLP	128,498,015	123,527,377
U.F.	103,408	106,795
USD	20,142,827	19,274,307
Euros	6,973,740	7,960,667
$ARG	46,422,310	39,724,238
Others currencies	2,430,570	2,471,868
Accounts receivable from related companies	9,611,990	9,895,877
CLP	9,329,149	9,645,642
USD	282,841	14,693
Euros	-	235,542
Inventories	141,910,972	128,535,184
CLP	118,219,722	100,880,743
USD	3,715,441	5,494,936
Euros	229,090	146,591
$ARG	19,746,719	22,012,914
Tax receivables	19,287,830	17,277,288
CLP	16,690,439	15,259,072
$ARG	2,597,391	2,018,216
Non-current assets held for sale	412,332	509,675
$ARG	412,332	509,675
Total current assets	495,888,036	541,391,353

CLP	367,132,552	412,780,357
U.F.	387,438	19,084,294
USD	25,236,192	30,204,198
Euros	7,528,970	8,551,753
$ARG	93,127,782	68,290,535
Others currencies	2,475,102	2,480,216
Total current assets by currencies	495,888,036	541,391,353

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Non-Current assets are denominated in the following currencies:

NON-CURRENT ASSETS	As of December 31, 2012	As of December 31, 2011
	ThCh$	ThCh$
Non-current assets
Other financial assets	65,541	194,669
USD	65,541	194,531
Euros	-	138
Other non-financial assets	23,239,482	2,996,836
CLP	21,755,055	1,460,245
$ARG	1,484,427	1,536,591
Accounts receivable from related companies	414,115	418,922
U.F.	414,115	418,922
Investments accounted for using the equity method	17,326,391	17,518,920
CLP	17,235,882	17,428,644
$ARG	90,509	90,276
Intangible assets different than goodwill	58,669,967	60,001,652
CLP	46,949,148	45,711,152
$ARG	11,720,819	14,290,500
Goodwill	70,055,369	73,816,817
CLP	54,122,302	54,122,302
$ARG	15,933,067	19,694,515
Property, plant and equipment (net)	612,328,661	556,949,110
CLP	526,036,526	486,464,956
USD	2,740,211	567,815
Euros	6,133,379	1,100,868
$ARG	77,418,545	68,815,471
Biological assets	18,105,213	18,320,548
CLP	17,174,554	17,616,373
$ARG	930,659	704,175
Investment property	6,560,046	7,720,575
CLP	3,541,321	3,960,500
$ARG	3,018,725	3,760,075
Deferred tax assets	23,794,919	19,035,108
CLP	20,242,294	16,915,921
$ARG	3,552,625	2,119,187
Total non-current assets	830,559,704	756,973,157

CLP	707,057,082	643,680,093
U.F.	414,115	418,922
USD	2,805,752	762,346
Euros	6,133,379	1,101,006
$ARG	114,149,376	111,010,790
Total non-current assets by currencies	830,559,704	756,973,157

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Current liabilities are denominated in the following currencies:

CURRENT LIABILITIES	As of December 31, 2012		As of December 31, 2011
	Until 90 days	More the 91 days until 1 year	Until 90 days	More the 91 days until 1 year
	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities	28,691,531	26,182,736	10,541,287	77,472,482
CLP	4,456,464	12,384,910	224,334	21,869,822
U.F.	1,258,825	3,527,646	1,815,825	2,975,128
USD	919,513	7,976,161	5,336,917	45,080,344
Euros	196,660	-	43,411	-
$ARG	21,860,069	2,294,019	3,114,020	7,547,188
Others currencies	-	-	6,780	-
Account payable - trade and other payables	164,942,914	449,534	165,450,644	752,976
CLP	108,134,279	415,325	110,256,517	750,794
USD	10,174,297	34,209	12,106,547	25
Euros	5,152,350	-	4,777,796	2,157
$ARG	41,143,583	-	38,147,313	-
Others currencies	338,405	-	162,471	-
Accounts payable to related companies	8,013,545	-	7,985,452	-
CLP	2,663,033	-	4,538,785	-
U.F.	604,276	-	398,796
Euros	4,746,236	-	3,047,871	-
Other short-term provisons	401,849	-	1,169,126	-
CLP	1,609	-	510,179	-
$ARG	400,240	-	658,947	-
Tax liabilities	-	7,096,722	-	16,810,273
CLP	-	4,516,584	-	11,453,178
$ARG	-	2,580,138	-	5,357,095
Employee benefits provisions	-	15,901,531	-	13,906,409
CLP	-	12,366,550	-	10,441,633
U.F.	-	3,534,981
$ARG	-	-	-	3,464,776
Other non-financial liabilities	58,795,663	4,053,591	68,463,924	-
CLP	58,766,429	4,010,899	68,427,789	-
$ARG	29,234	42,692	36,135	-
Total current liabilities	260,845,502	53,684,114	253,610,433	108,942,140

CLP	174,021,814	33,694,268	183,957,604	44,515,427
U.F.	1,863,101	7,062,627	2,214,621	2,975,128
USD	11,093,810	8,010,370	17,443,464	45,080,369
Euros	10,095,246	-	7,869,078	2,157
$ARG	63,433,126	4,916,849	41,956,415	16,369,059
Others currencies	338,405	-	169,251	-
Total current liabilities by currency	260,845,502	53,684,114	253,610,433	108,942,140

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Non-Current liabilities are denominated in the following currencies:

NON-CURRENT LIABILITIES	As of December 31, 2012			As of December 31, 2011
	More than 1 year until 3 years	More than 3 year untl 5 years	More than 5 years	More than 1 year until 3 years	More than 3 year untl 5 years	More than 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities	95,405,594	15,341,802	98,375,339	77,021,234	9,964,584	83,969,622
CLP	-	-	15,788,638	-	-	-
U.F.	77,334,762	6,483,608	80,814,210	73,074,662	6,216,972	83,969,622
USD	-	7,085,703	-	3,840,580	3,747,612	-
$ARG	18,070,832	1,772,491	1,772,491	105,992	-	-
Other accounys payable	724,930	-	-	-
USD	724,930	-	-	-	-	-
Accounts payable to related companies	2,391,810	-	-	2,484,790	-	-
CLP	-	-	-	618,333	-	-
U.F.	2,391,810	-	-	1,866,457	-	-
Other long term provisions	910,662	396,204	186,414	1,473,970	401,258	40,085
CLP	910,662	-	-	1,473,970	-	-
$ARG	-	396,204	186,414	-	401,258	40,085
Deferred tax liabilities	21,092,438	7,146,940	46,256,563	15,121,523	5,796,332	39,229,166
CLP	20,206,973	6,556,630	38,548,024	14,366,464	5,292,960	30,939,827
$ARG	885,465	590,310	7,708,539	755,059	503,372	8,289,339
Employee benefits provisons	3,456	-	13,167,686	-	-	15,523,711
CLP	-	-	11,821,375	-	-	14,255,670
$ARG	3,456	-	1,346,311	-	-	1,268,041
Total non-current liabilities	120,528,890	22,884,946	157,986,002	96,101,517	16,162,174	138,762,584

CLP	21,117,635	6,556,630	66,158,037	16,458,767	5,292,960	45,195,497
U.F.	79,726,572	6,483,608	80,814,210	74,941,119	6,216,972	83,969,622
USD	724,930	7,085,703	-	3,840,580	3,747,612	-
$ARG	18,959,753	2,759,005	11,013,755	861,051	904,630	9,597,465
Total non-current liabilities by currency	120,528,890	22,884,946	157,986,002	96,101,517	16,162,174	138,762,584

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 35 Contingencies and Commitments

Operating lease agreements

The total amount of the Company’s obligations to third parties relating to lease agreements that may not be terminated is as follows:

Lease Agreements not to be terminated	As of December 31, 2012
ThCh$
Within 1 year	57,398,436
Between 1 and 5 years	74,670,054
Over 5 years	69,596,268
Total	201,664,758

Purchase and supply agreements

The total amount of the Company’s obligations to third parties relating to purchase and supply agreements as of December 31, 2012 is as follows:

Purchase and supply agreementsistros	Purchase and supply agreements	Purchase and contract related to wine and grape
	ThCh$	ThCh$
Within 1 year	49,251,777	9,693,587
Between 1 and 5 years	121,422,222	7,791,855
Over 5 years	25,044,964	-
Total	195,718,963	17,485,442

Capital investment commitments

As of December 31, 2012, the Company had capital investment commitments related to Property, plant and equipment and intangibles (software) for approximately ThCh$ 118,110,184.

Litigation

Significant proceedings faced by the Company and its subsidiaries, including all those that present a reasonably possible risk of occurrence and with a potential individual exposure more than ThCh$ 25,000 are presented below. Those loss contingencies for which an estimate cannot be made have also been considered.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Proceedings and claim

Subsidiary	Court	Number	Description	Status	Estimated accrued loss contingency
Viña San Pedro Tarapacá S.A.	1º Juzgado de Letras del Trabajo de Santiago	655-2009	Interpretation of collective bargaining agreement, illegal discounts of remuneration and restitution of the discounted amounts.

The Court of appeals rejected VSPT annulment request. VSPT lost the trial. The case was refered to the Juzgado de Cobranza Laboral y Previsional, who must practice the liquidation of the award. Pending practice the liquidation.

ThCh$ 15.000
Compañía Industrial Cervecera S.A. (CICSA)	Primera Instancia in Argentina		Claim for supposed sudden termination of a distribution agreement.	The plaintiff appealed the judgment of first instance.	US$ 67,000
Compañía Industrial Cervecera S.A. (CICSA)	Primera Instancia in Argentina		Claim for supposed untimely termination of distribution agreement.

The plaintiff requested a lien over CICSA´s factory in the province of Salta. On 03-12-09 the Company was notified of the end of the probationary period and on 04-08-09 was presented the arguments. The award of the case is pending.

US$ 50,000
Compañía Industrial Cervecera S.A. (CICSA)	Primera Instancia in Argentina		Labour trial for layoff	In evindentiary period (contributions must be paid).	US$ 92,000
Compañía Industrial Cervecera S.A. (CICSA)	Primera Instancia in Argentina		City Council´s Administrative Claim related to advertising and publicity fees.	The process is in administrative phase. Depending on the results, the Company will determine whether it files a lawsuit or not.	US$ 834,000
Compañía Industrial Cervecera S.A. (CICSA)	Primera Instancia in Argentina		Labour trial for layoff	On 06-14-12 the statment of defense was file and on 08-13-12 was deemed to be submitted on time and form. On 08-17-12 was credited in the file the deposit of the final settlement and compensation.	US$ 65,000
Compañía Industrial Cervecera S.A. (CICSA)	Primera Instancia in Argentina		Labour trial for layoff

The award overruled the administrative judicata and omitted the consideration of diriment evidence as an accounting expert opinion. As a result of a lien over a bank account and at the Company´s request, conversations have been started with counsel for the claimant in order to find a settlement to the lawsuit.

US$ 427,000

The Company and its subsidiaries have established provisions to allow for such contingencies for ThCh$ 984,466 and ThCh$ 1,624,479 as of December 31, 2012 and 2011, respectively.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Tax processes

The Company was notified on May 2011, by the Chilean Internal Revenue Service ("IRS") of Liquidation of taxes and a Resolution related to the years 2009 and 2010 for ThCh$ 18,731,744 and ThCh$ 613,901, respectively.

In July 2011, the Company filed with the IRS two requests designed to nullify those acts (Revisión de la Actuación Fiscalizadora or "RAF").

In December 2011, the Company received an answer for both requests accepting the final resolution of the IRS to the RAF, which meant a disbursement of ThCh$ 4,273,112.

At the date of issue of these consolidated financial statements, there are no other material tax processes.

Guarantees

As of December 31, 2012, the subsidiary Viña San Pedro Tarapacá S.A. (VSPT) has not granted direct any guarantees as part of its common financing operations. However VSPT has entered into indirect guarantees of the financing operations of Finca La Celia subsidiary in Argentina.

The subsidiary Finca la Celia maintains debt with local banks in Argentina, which are indirectly guaranteed by VSPT through stand-by letters issued by Banco del Estado de Chile.

A summary of the main terms of the guarantees granted appears below:

Institution	Amount	Due date
Banco Patagonia	USD 2,000 mil	January 17, 2014
Banco Patagonia	USD 1,200 mil	January 17, 2014
Banco San Juan	USD 1,000 mil	March 30, 2013
Banco Francés	USD 1,500 mil	October 25, 2013

Stand-by letters of credit were issued by VSPT according to the maturity of the financial debts negotiated with the Argentine banks and they are within the financing policy framework approved by the VSPT Board of Directors on April 5, 2011.

The loan obtained by the subsidiary CICSA in Argentina, as described in Note 27, is guaranteed by CCU S.A. through a stand-by unrestricted letter of credit, renewable for equal period during the term of the loan.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 36 Environment

Major Environmental costs accrued as of December 31, 2012, in the Industrial Units of CCU S.A. are distributed as follows:

- IWWT Expenses: 51.7%.

These expenses are mainly related to the maintenance and control of our Industrial Waste Water Treatment Plants (IWWT).

- SIR Expenses: 32.8%.

These expenses are related to the handling and disposal of Solid Industrial Residues (SIR), including hazardous (Respel) and recyclable residues which does not correspond to a landfill.

- Gas Emission Expenses: 0.7%.

These expenses are related to the calibration and verification of instruments for monitoring and operational instrumentation of stationary sources (mainly industrial boilers and electric generators) and their respective emissions, in order to to provide compliance to rules and regulations in the field.

- Other Environmental Expenses: 14.8%

Those expenses are related to the verification and compliance of ISO 22000 Food Safety, ISO 14000 Environmental Management and ISO 18000 OHSAS Operational Health and Safety Management Systems in our industrial plants or deposits, which are in different implementation stages or are in a renewal certification stages. The implementation of these three standards is a corporate goal.

The most relevant investments made during the year 2012, are listed below:

-     CCU Chile. Second improvement project for the Waste Water Treatments Plants in Santiago. Currently in the start-up stage, expected full operational by June 2013 (UF 99,176).

-     CCU Chile. Thermal energy recovery project for the brewhouse, which is operating (UF 48,098).

-     CPCh.  Ovalle, Civil and mechanical strengthening of the main installations (tanks, machinery and barrels); reinforcement of warehouses in Montepatria and Salamanca, mainly a risk prevention initiative (FES - FEI), operating as of June 2013 (UF 30,433).

-     ECUSA. Santiago, water recovery project for bottle washers (last rinse) and waste water treatment system (phase I), which is expected to end in 2013 as well as a new well (UF 8,797).

-     PLASCO. Santiago, FES - FEI initiative (risk prevention), Infrastructure improvements to comply with regulatory requirements of HACCP / ISO 22000, ISO 14001 and OHSAS 18001, completed in December 2012 (UF 7,737).

-      ECUSA. Santiago, canteen remodeling due to regulatory requirement, water rights (UF 9,213), Infrastructure improvement (HACCP requirements) in Santiago and Antofagasta, Fire prevention system, which will be finished in 2013 (UF 7,310).)

-     Aguas CCU-Nestlé, Planta Coinco, Fire prevention system completed in 2012 (UF 4,804).

-     FOODS, Santiago, Infrastructure improvements (ISO certification requirement), completed by 2013 (UF 3,562).

-     VSPT. Improvement projects for fresh water grids and waste water treatment plants as well as existing filtration system in Molina, which is operating since December 2012 (UF 3,845).

-     CCU Chile. Santiago, Hygienic design improvement project, extension of existing fire prevention system and remodelling of existing contractors courtyard (legal requirement) (UF 2,788).

-     ECUSA. Santiago, Boiler improvement project (Burner) in compliance with regulations regarding NOX emissions (UF 2,497), operative since December 2012.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

-     Transportes CCU. Solid waste management project, operative since September 2012 (UF 2,411).

-     Aguas CCU-Nestlé. Coinco, process water measuring equipment, completed in December 2012 (UF 2,374).

-     CPCh. Ovalle, lubrications management system and waste water treatment improvements, finished in December 2012 (UF 2,004).

-     Compañía Cervecería Kunstmann. Valdivia, secondary waste water treatment plant and respective laboratory equipment, processes water measuring equipment, completed in December 2012 (UF 2,002).

-     VSPT. Maipo, Fire risk prevention project (FES - FEI), canteen remodeling; Molina, Waste water treatment improvement and discharge optimization, finalized December 2012 (UF 1,641).

-     FOODS. Talca, waste water measuring equipment; Santiago, fresh water grid extension, completed in December 2012 (UF 1,576).

-     VSPT. Molina, composting equipment, waste compactors and waste containers, finished in December 2012 (UF 1,330).

-     Aguas CCU-Nestlé. Coinco, water heating system (solar), energy consumption measuring equipment, completed in December 2012 (UF 1,084).

-  Compañía Cervecería Kunstmann. Valdivia, Fire risk prevention project (FES - FEI), hazardous material warehouse (Respel) and ISO 22000 prerequisites (access to production lines), finished by December 2012 (1,022 UF).

The main disbursements of the year, detailed by projects, are the following:

Company that made the disbursement	Project	Disbursment incurred during the year
		As of December 31, 2012				As of December 31, 2011
		Expenditure	Investment	Committed amount in future periods	Estimated date completion of disbursements	Expenses	Investment
		ThCh$	ThCh$	ThCh$		ThCh$	ThCh$
CCU Chile	Disposal of industrial solids, liquids and others residues	1,141,905	3,381,424	297,088	Dec-13	824,775	6,642,350
Cia. Industrial Cervecera S.A.	Disposal of industrial solids, liquids and others residues	1,403,189	424,005	195,018	Dec-13	1,077,125	628,460
Cia. Pisquera de Chile S.A.	Disposal of industrial solids, liquids and others residues	157,638	732,193	971,754	Dec-13	189,550	444,387
Transportes CCU Ltda.	Disposal of industrial solids, liquids and others residues	211,546	54,335	-	-	205,475	120,665
VSPT	Disposal of industrial solids, liquids and others residues	276,516	73,504	15,986	Dec-12	443,888	200,000
Others	Disposal of industrial solids, liquids and others residues	514,022	562,107	1,529,572	Dec-13	483,080	292,141

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2012

Note 37 Subsequent Events

A.    The Consolidated Financial Statements of CCU S.A. have been approved by the Board Directors on January 30, 2013.

B.    There are no others subsequent events between the closing date and the filing date of these Financial Statements that could significantly affect their interpretation.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Ricardo Reyes
Chief Financial Officer

Date: February 8, 2013